4/21

08002357

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Aeroplan Income Fund

*CURRENT ADDRESS 5100 de Maisonneuve Boulevard West
Montreal, Quebec
Canada H4A 3T2

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 1 2 2008
THOMSON REUTERS

ILE NO. 82- 35193 FISCAL YEAR 12/31/07

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☒

G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: mac

DAT : 5/6/08

aeroplan

12-31-07
AR/S

income fund

Consolidated Financial Statements

For the years ended
December 31st, 2007 and 2006

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
LLP/s.r.l./s.e.n.c.r.l.
Chartered Accountants
1250, boulevard René-Lévesque Ouest
Bureau 2800
Montréal (Québec)
Canada H3B 2G4
Telephone +1 514 205 5000
Facsimile +1 514 205 5675

March 3, 2008

AUDITORS' REPORT

To the Unitholders of Aeroplan Income Fund.

We have audited the consolidated statements of financial position of Aeroplan Income Fund as at December 31, 2007 and December 31, 2006 and the consolidated statements of operations, unitholders' equity, comprehensive income and cash flows for the years then ended. These financial statements are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards.

Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Fund as at December 31, 2007 and 2006 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants

aeroplan

income fund

Management's Report

The accompanying consolidated financial statements of Aeroplan Income Fund are the responsibility of management and have been approved by the Board of Trustees. The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. The consolidated financial statements include some amounts and assumptions based on management's best estimates which have been derived with careful judgement.

In fulfilling its responsibilities, management of the Fund has developed and maintains a system of internal accounting controls. These controls are designed to ensure that the financial records are reliable for preparation of the financial statements. The Board of Trustees reviews and approves the Fund's consolidated financial statements.

March 3rd, 2008

(signed) "Rupert Duchesne"

RUPERT DUCHESNE

President and Chief Executive Officer

(signed) "David L. Adams"

DAVID L. ADAMS

Executive Vice President and Chief Financial Officer

Consolidated Statements of Operations

(in thousands of dollars, except unit and per unit amounts)

		For the years ended December 31 2007	2006
		Note 5	
Operating Revenue			
Aeroplan Miles revenue			
Aeroplan Miles redeemed		$ 552,928	$ -
Breakage		112,888	-
		665,816	-
Tier management, contact centre management and marketing fees from Air Canada	Note 3	6,410	-
Other revenue		37,937	-
		710,163	-
Cost of rewards	Note 3	415,954	-
Gross margin		294,209	-
Operating Expenses			
Selling, general and administrative	Note 3	133,318	495
Depreciation and amortization		9,641	-
Amortization of accumulation partners' contracts and technology		58,098	-
		201,057	495
Operating Income (loss)		93,152	(495)
Distributions earned, prior to March 3, 2006, under cost accounting		-	3,352
Proportionate share of the Partnership's net earnings from January 1, 2007 to March 13, 2007 and March 3, 2006 to December 31, 2006		19,226	17,800
Interest on long-term debt		(15,809)	-
Interest income		23,620	28
Foreign exchange		(2,875)	-
Earnings before income taxes		117,314	20,685
Future income taxes	Note 13	(143,000)	-
Net earnings (loss)		**$ (25,686)**	**$ 20,685**
Weighted average number of units		**190,023,236**	**50,739,017**
Earnings (loss) per unit			
Basic and fully diluted		**$ (0.1352)**	**$ 0.4077**

The accompanying notes are an integral part of these financial statements.

(in thousands of dollars, except unit and per unit amounts)

As at		December 31 2007	December 31 2006
Assets			
Current assets			
Cash and cash equivalents	Note 10	$ 456,004	$ 32
Distribution receivable		-	6,962
Short-term investments	Note 10	123,361	-
Accounts receivable		216,015	-
Future income taxes	Notes 4 & 13	35,362	-
Prepaid expenses		309	-
		831,051	6,994
Cash held in escrow, related to acquisition of LMG	Note 4	53,245	-
Currency swap	Note 4	21,727	
Note receivable	Note 7	60,482	
Investment in RMMEL, at equity	Note 6	5,393	-
Investment in the Partnership, at equity in 2006	Note 5	-	1,375,588
Accumulation Partners' contracts	Note 9	1,595,210	-
Property and equipment	Note 9	1,708	-
Software and technology	Note 9	120,163	-
Trade names	Notes 4 & 5	434,671	-
Goodwill	Notes 4 & 5	2,994,690	-
		$ 6,118,340	**$ 1,382,582**
Liabilities and Partners' Deficiency			
Current liabilities			
Accounts payable and accrued liabilities	Note 3	$ 276,490	$ -
Income taxes payable	Note 2	3,821	-
Deferred revenue	Note 14	1,193,669	-
Distributions payable	Note 16	13,998	6,962
		1,487,978	6,962
Long-term debt	Note 12	734,686	-
Future income taxes	Note 13	218,000	-
Deferred revenue	Note 14	626,611	-
		1,579,297	-
Unitholders' equity	Note 17	3,051,065	1,375,620
		$ 6,118,340	**$ 1,382,582**
Guarantees, contingencies and commitments	Notes 3, 15 & 19		

Approved by the Trustees

(signed) Roman Doroniuk	*(signed) Joanne Ferstman*
Roman Doroniuk	Joanne Ferstman
Trustee	Trustee

The accompanying notes are an integral part of these financial statements.

(in thousands of dollars, except unit and per unit amounts)

			Retained Earnings (Deficit)			Accumulated	
		Unitholders' capital	Accumulated Earnings	Distributions	Contributed Surplus	Other Comprehensive Income	Total
Balance, December 31, 2005		$ 285,250	$ 4		$ -	$ -	$ 285,254
Breakdown of opening Retained Eamings (Deficit)			10,173	(10,169)			
Net eamings for the year			20,685				20,685
Issuance of 20,204,165 units at $12.40 each, on exchange of Partnership units	Note 17	250,532					250,532
Issuance of 500,000 units at $12.90 each, on exchange of Partnership units	Note 17	6,450					6,450
Issuance of 50,000,000 units at $17.00 each, on exchange of Partnership units	Note 17	850,000					850,000
Monthly distributions	Note 16			(37,301)			(37,301)
Subtotal		1,106,982	30,858	(47,470)	-	-	1,090,366
Balance, December 31, 2006		$ 1,392,232	$ (16,612)		$ -	$ -	$ 1,375,620
Net eamings for the year			(25,686)				(25,686)
Other comprehensive income						-	-
Issuance of 60,000,000 units at $17.97 each, on exchange of Partnership units	Note 17	1,078,200					1,078,200
Issuance of 40,545,835 units at $19.40 each on exchange of Partnership units	Note 17	786,589					786,589
Issuance of 288,937 units at $22.15 each. as partial consideration for the LMG acquisition	Note 17	6,400					6,400
Monthly distributions	Note 16			(162,321)			(162,321)
Redemption of 146 units tendered by unitholders	Note 17	(3)					(3)
Repurchase of 320,000 units under issuer bid	Note 17	(5,211)	(1,973)				(7,184)
Units held by stock-based compensation plans	Note 17	(10,132)			6,598		(3,534)
Accretion related to officers' compensation in the form of ACE options	Note 18				334		334
Accretion related to initial long-term incentive plan	Note 18				1,385		1,385
Accretion related to other stock-based compensation plans	Note 18				1,265		1,265
Subtotal		1,855,843	(27,659)	(162,321)	9,582	-	1,675,445
Balance, December 31, 2007		$ 3,248,075	$ (206,592)		$ 9,582	$ -	$ 3,051,065

The accompanying notes are an integral part of these financial statements.

(in thousands of dollars, except unit and per unit amounts)

		For the years ended December 31	
		2007	**2006**
Net earnings (loss)		**$ (25,686)**	**$ 20,685**
Other comprehensive income			
Change in fair value of forward contracts entered into in connection with the acquisition of LMG	Note 4	11,119	-
Allocation of change in fair value of forward contracts to the carrying value of the investment	Note 4	(11,119)	-
		-	-
Comprehensive income		**$ -**	**$ -**

The accompanying notes are an integral part of these financial statements.

(in thousands of dollars, except unit and per unit amounts)

	For the years ended December 31	
	2007	2006
Cash flows from (used in)		
Operating activities		
Net earnings (loss)	$ (25,686)	$ 20,685
Items not affecting cash		
Depreciation & amortization	67,856	-
Stock-based compensation	2,977	-
Distributions earned	-	(3,352)
Proportionate share of Partnership's net earnings from March 3, 2006	(19,226)	(17,800)
Currency swap	(21,727)	-
Future income taxes	143,000	-
Changes in non-cash working capital items and deferred revenue		
Related party accounts payable	20,614	-
Third party accounts receivable	(16,463)	-
Third party accounts payable and accrued liabilities	(865)	-
Deferred revenue	103,967	-
Other	1,180	-
Funding of stock-based compensation plans	(3,534)	-
	277,779	(21,152)
	252,093	(467)
Investing activities		
Acquisition of LMG, net of cash acquired	(567,775)	-
Increase in cash on consolidation of Partnership	220,460	-
Change in short-term investments	328,188	-
Additions to property, equipment, software and technology	(14,427)	-
Distributions received from the Partnership	22,324	32,511
Cash held in escrow, related to acquisition of LMG	(53,245)	-
	(64,475)	32,511
Financing activities		
Monthly distributions	(159,486)	(32,016)
Redemption of units	(3)	-
Repurchase of units	(7,184)	-
Credit facilities drawn	440,000	-
Financing costs	(4,973)	-
	268,354	(32,016)
Net change in cash and cash equivalents	455,972	28
Cash and cash equivalents, beginning of year	32	4
Cash and cash equivalents, end of year	**$ 456,004**	**$ 32**
Interest paid	**$ 12,611**	**$ -**

The accompanying notes are an integral part of these financial statements.

(Tables in thousands of dollars, except unit and per unit amounts)

1. Description of Aeroplan

Aeroplan Income Fund (the "Fund" or "Aeroplan") is an unincorporated, open-ended trust established under the laws of the Province of Ontario on May 12, 2005 pursuant to Aeroplan's Declaration of Trust. Aeroplan qualifies as a "mutual fund trust" for the purposes of the Income Tax Act (Canada). The principal and head office of Aeroplan is located at 5100 de Maisonneuve Boulevard West, Montreal, Québec, H4A 3T2. The Fund operates the Aeroplan Limited Partnership (the "Partnership") a Canadian customer loyalty marketing company, and since December 21, 2007, Loyalty Management Group Limited ("LMG"), a customer rewards company based in the United Kingdom.

2. Summary of significant accounting policies

Generally accepted accounting principles

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles.

Principles of consolidation

These financial statements include the accounts of Aeroplan, Aeroplan Trust (the "Trust"), its wholly-owned holding trust, from March 14, 2007, the accounts of the Partnership (see note 5) and since December 21, 2007, the accounts of LMG (see note 4).

Aeroplan's interest in the Partnership increased from 49.7% at December 31, 2006 to 79.7% at January 10, 2007, and to 100% at March 14, 2007. For the period up to March 13, 2007, Aeroplan accounted for its investment in the Partnership under the equity method and recorded its proportionate share of the Partnership's net earnings, calculated on the same basis as if they had been consolidated, taking into account the increases in ownership as step acquisitions from the date on which they occurred. As of March 14, 2007, Aeroplan held a 100% interest in the Partnership and from that date, as a result of becoming the primary beneficiary of the Partnership, consolidates the Partnership as a variable interest entity under existing guidelines established by the Canadian Institute of Chartered Accountants ("CICA").

All inter-company and inter-entity balances and transactions are eliminated.

Variable interest entities

Accounting Guideline 15, *Consolidation of Variable Interest Entities* ("AcG-15"), relates to consolidation principles for certain entities that are subject to control on a basis other than ownership of voting interests. The purpose of AcG-15 is to provide guidance for determining when an enterprise includes the assets, liabilities and results of activities of such an entity (a "variable interest entity") in its consolidated financial statements.

Management has reviewed its ownership, contractual, and financial interests in other entities and determined that the impact of this Guideline is the consolidation of the accounts of the Partnership. and certain stock based compensation plans.

(Tables in thousands of dollars, except unit and per unit amounts)

Revenue recognition and cost of rewards

Aeroplan derives its revenues primarily from the sale of Aeroplan Miles, which are defined as miles issued under the Aeroplan program and points issued under the Nectar program, to its Accumulation Partners, which are referred to as Gross Billings. Aeroplan Miles issued for promotional purposes, at a discount or no value, are also included in Gross Billings at their issue price. These Gross Billings are deferred and recognized as revenue either upon the redemption of Aeroplan Miles by members or in accordance with the accounting policy for breakage. Revenue recognized per Aeroplan Mile redeemed is calculated, on a weighted average basis, separately for each program. Breakage represents the estimated Aeroplan Miles that are not expected to be redeemed by members. Breakage is estimated by management based on the terms and conditions of membership and historical accumulation and redemption patterns, as adjusted for changes to any terms and conditions that may affect members' redemption practices. The estimated breakage factor used under the Aeroplan program is 17%. The breakage factor associated with the Nectar program is similar in magnitude to that of the Aeroplan program. Aeroplan's policy is to review the breakage estimate with the assistance of two independent firms of experts every two years or earlier, if monitoring of pertinent indicators by management suggests that a significant change in breakage may have occurred. In accordance with this policy, management obtained two reports on breakage related to the Aeroplan program in 2006. As these studies were based on data up to December 31, 2005, which did not take into account the impact of the ClassicPlus Flight rewards program introduced in October of 2006, management, assisted by an independent firm of experts, has conducted a breakage review on the basis of data accumulated until the end of 2006. Based on the results of this update, the estimated breakage factor related to the Aeroplan program remains at 17%. In addition, management is conducting a full breakage review, during 2008, taking into consideration a full year's redemption data of ClassicPlus Flight rewards and other factors. Changes in the breakage factor are accounted for as follows: in the period of change, the deferred revenue balance is adjusted as if the revised estimate had been used in prior periods with the offsetting amount recorded as an adjustment to revenue; and for subsequent periods, the revised estimate is used. Breakage is recognized ratably over the estimated average life of a mile or point issued, being 30 and 15 months for the Aeroplan and Nectar programs respectively.

In limited circumstances, Aeroplan may sell Aeroplan Miles directly to members. Revenue from these sales to members is recognized at the time the member redeems Aeroplan Miles for rewards.

Cost of rewards representing the amount paid by Aeroplan to Air Canada or other Redemption Partners is accrued when the member redeems the Aeroplan Miles.

Fees charged to Air Canada for the management of the frequent flyer tier membership program, for the management of the contact centre servicing the Aeroplan program and for marketing services are recognized when the services are rendered.

Other revenue consists primarily of charges to members for services rendered to members including booking, change and cancellation fees, and other miscellaneous amounts. Revenue from these sources is recognized when the service is performed.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the

Employee future benefits

All of the contact centre agents servicing the Aeroplan program are employees of Air Canada, contractually assigned to Aeroplan and as such, for the purpose of preparing these financial statements, are considered to be Aeroplan's employees. These agents and certain administrative employees are members of Air Canada-sponsored defined benefit pension plans. The pension costs related to these employees are accounted for under defined contribution provisions as applicable in these circumstances. In addition, these employees also participate in Air Canada-sponsored health, life and disability future benefit plans.

Substantially all Aeroplan employees, excluding the contact centre agents, participate in Aeroplan's defined contribution pension plans, which provide pension benefits based on the accumulated contributions and fund earnings.

Aeroplan accounts for its employee future benefit costs following the standards on defined contribution plans. The cost of the future employee benefits includes the contributions required to be made by Aeroplan in the period, the interest on any estimated present value of any contributions required to be made by Aeroplan in future years related to current services and the amortization of past service costs and any related interest on future contributions. Past service costs arising from plan amendments are amortized on a straight-line basis over the average remaining service period of employees active at the date of amendment.

These financial statements do not include the share of any of the underlying assets and liabilities related to the pension plans.

Income taxes

Aeroplan provides for income taxes using the liability method of tax allocation. Under this method, future income tax assets and liabilities are determined based on deductible or taxable temporary differences between the financial statement values and the tax values of assets and liabilities, using enacted income tax rates expected to be in effect for the year in which the differences are expected to reverse (note 13). Any current income taxes arise from foreign operations.

Distributions

Distributions payable by Aeroplan to its unitholders, which are determined at the discretion of the Trustees, are recorded when declared.

Foreign currency transactions

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at rates of exchange in effect at the date of the balance sheet. Gains and losses are included in income for the year. Non-monetary assets, liabilities, revenues and expenses arising from transactions denominated in foreign currencies are translated at rates of exchange in effect at the date of the transaction.

Foreign Operations

All of Aeroplan's foreign operations are self sustaining. The assets and liabilities of foreign operations are translated at the rates of exchange prevailing at the balance sheet date. Revenues and expenses are translated at the average rates for the year. Translation gains or losses are deferred and included in other comprehensive income.

Financial instruments and hedge accounting

Under Aeroplan's practices, derivative financial instruments are used only for risk management purposes and not for generating trading profit.

Financial assets and financial liabilities classified as held-for-trading are measured at fair value with changes in those fair values recognized in non-operating income. Financial assets classified as held-to-maturity, loans and receivables, or other financial liabilities, are measured at amortized cost using the effective interest method of amortization.

Aeroplan may, from time to time, enter into forward exchange contracts and currency swaps to manage the risk associated with acquisitions of foreign assets in order to mitigate the impact of currency fluctuations.

Derivative instruments are recorded at fair value. Changes in the fair values of derivative instruments are recognized in non-operating income (expense) with the exception of derivatives designated as effective cash flow hedges. In a cash flow hedging relationship, the effective portion of the change in the fair value of the hedging derivative is recognized as part of the related item while the ineffective portion is recognized in non-operating income (expense). In connection with the acquisition of LMG, Aeroplan purchased derivative instruments consisting of forward contracts and a currency swap. The forward contracts were designated as an accounting hedge of the foreign currency exposure of the anticipated investment, with any changes in fair value reflected in other comprehensive income and ultimately allocated to the carrying value of the investment. The currency swap was not designated as a hedge for accounting purposes, and accordingly, changes in the fair value of the currency swap are recognized in non-operating income.

For financial instruments measured at amortized cost, transaction costs or fees, premiums or discounts earned or incurred are recorded, at inception, net against the fair value of the financial instrument. Interest expense is recorded using the effective interest method. For any guarantee issued that meets the definition of a guarantee pursuant to Accounting Guideline 14, *Disclosure of Guarantees* ("AcG-14"), the inception fair value of the obligation relating to the guarantee is recognized.

Aeroplan has classified its financial instruments as follows:

- cash and cash equivalent and short-term investments held in the Aeroplan Miles redemption reserve are classified as held-to-maturity and recorded at amortized cost and are presented with accrued interest thereon;
- other cash and cash equivalents and short-term investments are classified as held-for-trading and any change in fair value is recorded through net income;
- accounts and note receivable are classified as loans and receivables and, are recorded at amortized cost;
- accounts payable and accrued liabilities, distributions payable, and long-term debt are classified as other financial liabilities and are recorded at amortized cost.

Comprehensive Income consists of Net Income and Other Comprehensive Income ("OCI"). OCI represents changes in Unitholders' equity during a period arising from transactions and other events with non-owner sources that are recognized in Comprehensive Income, but excluded from Net Income. Cumulative translation adjustments related to the conversion of the foreign subsidiary to Canadian dollars are recognized in OCI.

Cash and cash equivalents

Cash and cash equivalents consist of funds in current operating bank accounts, term deposits and fixed income securities with an original term to maturity of three months or less. The weighted average effective interest rate earned on investments held at December 31, 2007 was 4.7%.

Short-term investments

Short-term investments consist of fixed income securities with an original term to maturity of less than one year and greater than three months. The weighted average interest rate earned on short-term investments held at December 31, 2007 was 4.8%.

Property and equipment

Property and equipment are recorded at cost and amortized over their estimated useful lives, using the straight-line method, as follows:

Furniture and fixtures	3 to 10 years
Computer hardware	3 years
Leasehold improvements	Over the term of the lease

Property and equipment are tested for impairment whenever circumstances indicate that the carrying value may not be recoverable. When such a situation arises, the future cash flows associated with the particular asset's use and disposition are compared to its carrying amount to determine if the carrying amount is recoverable. Any impairment loss is measured as the amount by which the asset's carrying value exceeds its fair value.

Accumulation Partners' contracts and software and technology

Accumulation Partners' contracts and software and technology are considered long-lived assets with finite lives. Accumulation Partners' contracts are recorded at cost and are amortized using the straight-line method over their estimated lives, typically 5 - 25 years.

Software and technology are recorded at cost and amortized using the straight-line method over 3 to 5 years. Software under development includes costs paid to third parties such as consultants' fees and other direct costs of development. Amortization will commence upon completion of development, once the software is available for use.

Accumulation Partners' contracts and software and technology are tested for impairment in the same manner as property and equipment.

Trade name and Goodwill

Trade name, which is considered an intangible asset with an indefinite life, is recorded at cost, and is not amortized but instead is tested for impairment annually, or more frequently, should events or changes in circumstances indicate that the trade name may be impaired. The impairment test consists of a comparison of the fair value of the intangible asset with its carrying amount. If the carrying amount exceeds the fair value, the trade name is written down to its fair value.

(Tables in thousands of dollars, except unit and per unit amounts)

Goodwill is recorded at cost and is not amortized. Instead, goodwill is tested for impairment annually and when an event or circumstances have occurred that more likely than not reduce the fair value of the reporting unit below its carrying value. Since December 21, 2007, Aeroplan has two reporting units, Aeroplan and LMG. The impairment test is carried out in two steps. First, the carrying amount of the respective reporting unit, including goodwill, is compared to its quoted market value. If the quoted market value exceeds the carrying amount, goodwill is not considered to be impaired, and therefore the second step of the impairment test is unnecessary.

The second step is performed when the carrying amount of the respective reporting unit exceeds its quoted market value. In such a case, the implied fair value of goodwill, determined in the same manner as the respective value would be determined in a business combination, is compared with its carrying amount in order to measure the amount of the impairment loss, if any.

Stock-based compensation

Management employee unit purchase plan. On January 1, 2006, Aeroplan established a unit ownership purchase plan allowing eligible employees to invest up to 5% of their salary for the purchase of Aeroplan Units on the secondary market. Aeroplan's yearly cash contribution, which is based on performance, measured as a function of distributions paid compared to target distributions as established by the board of directors and will range between 33.33% and 100% of the employee contributions depending on whether such target distributions are met or exceeded by at least 15%, is charged to earnings as compensation expense over the performance period, based on the estimated annual performance.

Initial Long-Term Incentive Plan. Aeroplan has made certain commitments in connection with the granting of Aeroplan Units to key employees, as a one-time special award to recognize their efforts in the creation of Aeroplan and completion of the initial public offering and to provide them with incentive compensation under an Initial Long-Term Incentive Plan. On March 30, 2006, ACE transferred 500,000 Aeroplan Units to a trust for the purpose of funding the Initial Long-Term Incentive Plan. Under the terms of the plan, 50% of the Aeroplan Units granted are subject to vesting conditions based on Aeroplan's performance and the remaining 50% based on time. Performance based Units vest at the end of each performance period if distributable cash targets established by the board of directors for each of the periods ended December 31, 2005, 2006 and 2007 are met, or on a cumulative basis at the end of the following performance period if such targets are met in that following performance period. Time based Units vest at the end of the three year period ending on June 29, 2008. Compensation costs related to the Aeroplan Units contributed by ACE are charged to compensation expense over the vesting period, as vesting conditions are met and based on the estimated annual performance, with the corresponding equity contribution being accreted to contributed surplus. Distributions declared by Aeroplan on the Units granted ultimately accrue to the employees. Forfeited Units, to the extent they were contributed by ACE, and accumulated distributions thereon accrue to ACE. The trust is a VIE with respect to the Partnership, and as such, it is consolidated with Aeroplan's financial statements. Unvested Units contributed by ACE are credited to contributed surplus at their aggregate value on March 30, 2006, the contribution date, with an equivalent reduction of unitholders' capital. Compensation expense under this plan is charged to earnings over the vesting period, with a corresponding increase to equity.

On-Going Long-Term Incentive Plan. Under the terms of the Aeroplan On-Going Long-Term Incentive Plan, eligible employees are entitled to yearly Aeroplan Unit grants determined on the basis of a percentage of their annual base salary. The Units, which are held in a trust for the benefit of the eligible employees, vest at the end of a three year period (the "Performance Cycle"), commencing January 1 of the year in respect of which they are granted, subject to achieving distributable cash targets, established by the board of directors for the Performance Cycle. Aeroplan will purchase the Units on the secondary market. Distributions declared by Aeroplan on any Units granted under this plan, may be invested in

(Tables in thousands of dollars, except unit and per unit amounts)

additional Units, which will vest concurrently and proportionately with the Units granted. Forfeited Units and accumulated distributions thereon accrue to Aeroplan. The trust is a VIE entity with respect to the Partnership, and as such, it is consolidated with Aeroplan's financial statements. The fair value of Aeroplan's Units, which approximates their cost under this plan, is charged to earnings as compensation expense over the vesting period, with a corresponding increase to equity. Aeroplan's cost of the units held is presented as a reduction of unitholders' capital. Estimated compensation costs relative to this plan are accrued on the basis of actual performance relative to targets.

Omnibus Plan. The Omnibus Compensation and Incentive Plan has been established in order to attract and/or retain employees. Vesting conditions vary at the time of grant but are typically time and performance based, with Units, which are held in a trust for the benefit of the eligible employees, vesting three years after the grant. Aeroplan will purchase the Units on the secondary market. Distributions declared by Aeroplan on any Units granted under this plan, may be invested in additional Units, which will vest concurrently with the Units granted. Forfeited Units and accumulated distributions thereon accrue to Aeroplan. The trust is a VIE with respect to the Partnership, and as such, it is consolidated with Aeroplan's financial statements. The fair value of Aeroplan's Units, which approximates their cost under this plan, is charged to earnings as compensation expense over the vesting period, with a corresponding increase to equity. Aeroplan's cost of the units held is presented as a reduction of unitholders' capital.

Earnings per unit

Earnings per unit are calculated on a weighted average number of units outstanding basis. Units held under the various stock-based compensation plans reduce the weighted average number of Aeroplan's outstanding units from the date they are contributed into the plan.

Future Accounting Changes

Capital Disclosures and Financial Instruments – Presentation and Disclosure

The CICA issued three new accounting standards: section 1535, *Capital Disclosures*, section 3862, *Financial Instruments – Disclosures*, and section 3863, *Financial Instruments – Presentation*. These new standards will be effective for fiscal years beginning on or after October 1, 2007, and Aeroplan will adopt them on January 1, 2008. Aeroplan is in the process of evaluating the disclosure and presentation requirements of the new standards.

Section 1535 establishes disclosure requirements about an entity's capital and how it is managed. The purpose will be to enable users of the financial statements to evaluate the entity's objectives, policies and processes for managing capital.

Sections 3862 and 3863 will replace section 3861, *Financial Instruments – Disclosure and Presentation*, revising and enhancing disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections will place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

Goodwill and intangible assets

Goodwill and Intangible Assets, section 3064, which replaces *Goodwill and Other Intangible Assets*, Section 3062, *and Research and Development Costs*, section 3450, establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. The provisions relating to the definition and initial recognition of intangible assets are equivalent to the corresponding provisions of International Financial Reporting Standard IAS 38, "Intangible Assets." The new standard also provides guidance for the recognition of internally developed intangible assets, including assets developed from

(Tables in thousands of dollars, except unit and per unit amounts)

research and development activities, ensuring consistent treatment of all intangible assets, whether separately acquired or internally developed. The section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008 with earlier adoption encouraged. Aeroplan is currently evaluating the impact of this standard on its financial statements.

3. Related party transactions

The transactions between Air Canada, other companies controlled or subject to significant influence by ACE Aviation Holdings Inc. ("ACE") and Aeroplan described below are recorded at the exchange amount.

ACE, through its rights under the terms of a Securityholders' Agreement, has the ability for as long as it owns more than 20% of Aeroplan, to nominate a majority of the Board of Directors of Aeroplan and legally control Aeroplan.

Contractual and commercial practices with Air Canada, other entities under the control of ACE and certain employees of the Fund

Air Canada and one of its subsidiaries, as a group, is one of Aeroplan's largest commercial partners. Air-travel related rewards as well as certain management and business services are provided by Air Canada to Aeroplan. Aeroplan also provides Air Canada with certain services related to tier management, member redemption and marketing activities.

The related party transactions resulting from the application of the commercial and contractual practices described above and certain employees of the Fund were as follows:

	December 31, 2007
	$
Balance Sheet	
LMG employee loans receivable, non-interest bearing, due December 20, 2008	6,572
Accounts payable and accrued liabilities	15,696

The following table summarizes the related party transactions resulting from the application of the commercial and contractual practices included in the statement of operations:

	March 14, 2007 to December 31, 2007
	$
Statement of Operations	
Revenue from tier management, contact centre management and marketing fees	6,410
Cost of rewards	365,478
Selling, general and administrative expenses	56,404

(Tables in thousands of dollars, except unit and per unit amounts)

The following table represents Gross Billings charged to Air Canada and one of its subsidiary for Aeroplan Miles issued to members under the Aeroplan program compared to total Gross Billings charged to all Accumulation Partners (including Air Canada and its affiliates):

	Gross Billings to Air Canada and a subsidiary	Gross Billings
	$	$
March 14, 2007 to December 31, 2007	193,561	769,783

Cash Management

Air Canada collects credit card payments on Aeroplan's behalf. These transactions, which amounted to $44.7 million for the period from March 14, 2007 to December 31, 2007, are settled through the inter-company accounts.

In addition, Air Canada acts as a clearing house for substantially all Gross Billings and reward purchasing transactions between Aeroplan and airlines other than Air Canada. Air Canada collects and pays the accounts receivable and accounts payable on Aeroplan's behalf. Net purchase amounts resulting from these transactions, which totaled $13.1 million for the period from March 14, 2007 to December 31, 2007, are settled through the inter-company accounts.

Commercial and other agreements

Aeroplan has entered into various agreements with Air Canada governing the commercial relationship between Aeroplan and Air Canada. Related company transactions resulting from these agreements are measured at the exchange amount, being the amount agreed to between the parties. The aggregate effect of these transactions is disclosed in the tables above.

The following is a summary of the relevant financial terms related to these agreements.

Commercial Participation and Services Agreement *("CPSA")*

This agreement, which was amended on October 13, 2006 and expires on June 29, 2020, covers the terms and conditions of the purchase of air travel rewards by Aeroplan from Air Canada and its affiliates, the purchase of Aeroplan Miles under the Aeroplan program by Air Canada and its affiliates for issuance to members and the management of the tier membership program for certain Air Canada customers. Pursuant to the CPSA, Aeroplan is required to purchase annually a minimum number of reward travel seats on Air Canada and its affiliates, which number is based on a function of the number of seats utilized in the three preceding calendar years. Based on the three years ended December 31, 2007, the Partnership is required to purchase reward travel seats with an exchange amount of approximately $396.9 million each year. While Air Canada can change the number of per flight Aeroplan Miles under the Aeroplan program awarded to members without Aeroplan's consent, Air Canada is required to purchase, on an annual basis, a pre-established number of Aeroplan Miles under the Aeroplan program at a specified rate. Aeroplan is required to perform certain marketing and promotion services for Air Canada including contact centre services for the management of the frequent flyer tier membership program for a fee based on actual costs, on a fully allocated basis, plus an administrative fee. Aeroplan's ability to

(Tables in thousands of dollars, except unit and per unit amounts)

respond to members' requests for future rewards will depend on Air Canada's ability to provide the requested number of seats.

Revenue earned and expenses incurred under this agreement are included in "Tier management, contact centre management and marketing fees" and "Cost of rewards", respectively in the tables above.

Aeroplan has also agreed to indemnify Air Canada, its affiliates and representatives from any claims arising out of any changes made at any time by Aeroplan to the Aeroplan program to the extent such changes are implemented to address fluctuations in breakage related to the liability attached to miles issued prior to January 1, 2002.

Master Services Agreement *("MSA")*

Under this agreement, which expires concurrently with the CPSA on June 29, 2020, Air Canada has agreed to provide certain administrative services to Aeroplan in return for a fee. The fees paid under this agreement, which are included in selling, general and administrative expenses in the table above, amounted to $12.9 million for the period from March 14, 2007 to December 31, 2007.

The agreement may be terminated by Aeroplan with six months prior written notice and by Air Canada with eighteen months prior written notice. The agreement terminates automatically if the CPSA is terminated.

General Services Agreement *("GSA")*

This agreement, which may be terminated by either party with six months prior written notice, provides Aeroplan with the services of certain unionized employees of Air Canada. Aeroplan is required to reimburse Air Canada for all salary and benefit costs incurred in connection with the assigned employees, including annual special payments detailed below to compensate Air Canada for the share of the unfunded pension deficiencies related to the assigned employees described in note 11.

The fees paid under this agreement, which are included in selling, general and administrative expenses in the table above, amounted to $42.6 for the period from March 14, 2007 to December 31, 2007.

Leases

Aeroplan is party to a real estate lease with Air Canada for its Vancouver premises. The lease is for a five-year term at commercial rates, commencing January 1, 2004, with certain renewal and expansion rights (note 19).

4. Acquisition of LMG

On December 20, 2007, Aeroplan acquired all of the outstanding shares of LMG for a total consideration of £355.1 million ($715.4 million), including acquisition related costs of £8.1 million ($16.0 million). In addition, an amount of £27.1 million ($53.7 million) has been placed in escrow as contingent consideration, pending the outcome of LMG's outstanding Value Added Tax ("VAT") litigation (note 15).

The acquisition of LMG was financed through excess cash on hand, funds from the Aeroplan Miles redemption reserve (the "Reserve"), and drawings under the existing and new bridge credit facilities, the issuance of 288,937 units, with a market value of $6.4 million, and notes payable to certain shareholders, in the amount of £8.7 million ($17.4 million), bearing interest at 4.7% per annum, and maturing no earlier than six months from the date of issuance, included in accounts payable and accrued liabilities.

(Tables in thousands of dollars, except unit and per unit amounts)

LMG is a leading loyalty marketing and customer-driven insight and analysis company that owns and operates the Nectar program in the United Kingdom, and owns the worldwide rights to the Air Miles trademark.

In connection with the acquisition, Aeroplan purchased derivative instruments consisting of forward contracts and a currency swap. The forward contracts, in the aggregate amount of £123.4 million at an average exchange rate of 2.073, entered into on various dates, ranging from December 13 to December 17, 2007 and maturing on December 19, 2007, were designated as an accounting hedge with any changes in fair value reflected in the carrying value of the investment. The currency swap is for a 5 year term to December 19, 2012, swapping floating interest on £240.0 million at the 3-month sterling LIBOR rate, for floating interest on $500.0 million at the 3-month CDOR rate. The currency swap does not meet the criteria for hedge accounting treatment, and accordingly, changes in the fair value of the currency swap are recognized in non-operating income. At December 31, 2007, the currency swap had a fair value of $21.7 million.

Given the timing of the acquisition of LMG, a preliminary estimate of the purchase price allocation has been performed and, as permitted by Canadian accounting standards, the final valuation will be completed during 2008. Due to the fact that the purchase price allocation has not been finalized, the fair value of assets acquired and liabilities assumed could differ materially from the amounts presented in the consolidated financial statements.

Aeroplan has accounted for the acquisition under the purchase method of accounting on December 20, 2007, as follows:

	£	$	Estimated useful life
Purchase price			
Cash	335,159	675,671	
Fund units issued	3,194	6,400	
Notes payable	8,668	17,369	
Transaction costs	8,069	16,000	
	355,090	**715,440**	
Net identifiable assets acquired: [c]			
Current assets and liabilities			
Cash and cash equivalents		130,442	
Short-term investments		49,560	
Accounts receivable		134,790	
Accounts payable and accrued liabilities		(214,261)	
Income taxes payable		(3,857)	
Deferred revenue		(252,529)	
Note receivable		61,021	
Property and equipment		625	
Investment in RMMEL		5,441	
Intangible assets			
Finite life			
Accumulation partners' contracts		162,003	5 to 25 years
Software and technology		42,638	3 to 5 years
Indefinite life			
Trade names		161,093	Indefinite
Goodwill[b]		477,798	Indefinite
Future income taxes		(39,324)	
		715,440	

(Tables in thousands of dollars, except unit and per unit amounts)

a) Cash deposited in escrow, in the amount of $53.7 million (£27.1 million), represents contingent consideration. In the event that the VAT litigation is decided in favour of LMG, this contingent consideration will be distributed to the former shareholders with a corresponding amount recorded as an increase to goodwill (note 15).

b) Goodwill arising from the acquisition is not tax deductible.

c) Differences in the amounts shown above and amounts included in the statement of financial position arise from the fluctuation in rates of exchange between the date of acquisition and December 31, 2007.

5. Investment in Aeroplan Limited Partnership & Aeroplan Holding GP Inc.

On January 1, 2006, Aeroplan owned 28,750,000 limited partnership units or 14.4% of the Partnership at a net cost of $285.3 million. ACE held 171,250,000 units or 85.6% of the Partnership.

On March 3, 2006 and March 31, 2006, ACE exchanged 20,204,165 and 500,000 Partnership units for Aeroplan units pursuant to the investors' liquidity agreement (the "Investors' Liquidity Agreement") dated June 29, 2005. The 20,204,165 Aeroplan units were then distributed to ACE's shareholders and the 500,000 Aeroplan units were contributed to a trust in order to fund grants to employees under Aeroplan's Initial Long-term Incentive Plan. On December 28, 2006, ACE exchanged 50,000,000 Partnership units for Aeroplan units which were distributed to ACE's shareholders of record on January 10, 2007. As a result of these transactions, as at December 31, 2006, ACE held 100,545,835 Partnership units representing 50.3% of the issued and outstanding partnership units, and Aeroplan held 99,454,165 Partnership units representing 49.7% of the issued and outstanding Partnership units.

On January 10, 2007 and March 14, 2007, ACE exchanged 60,000,000 and 40,545,835 respectively, Partnership units for Aeroplan units pursuant to the Investors' Liquidity Agreement. As a result of these transactions, as of March 14, 2007, Aeroplan held 200,000,000 limited partnership units or 100% of the issued and outstanding Partnership units.

From January 1, 2006 up to March 3, 2006 Aeroplan's investment in the Partnership was recorded at cost. From March 3, 2006 up to and including March 13, 2007, Aeroplan accounted for its investment in the Partnership under the equity method and recorded its proportionate share of the Partnership's net earnings, calculated on the same basis as if they had been consolidated, taking into account the increases in ownership as step acquisitions under the purchase method of accounting for investments from the date on which they occurred. Under the equity method, distributions declared and paid by the Partnership reduced the carrying value of the investment.

As a result of the March 14, 2007 exchange transaction, the Partnership is consolidated, as a variable interest entity, in the accounts of Aeroplan and accordingly, as of March 14, 2007, consistent with becoming the primary beneficiary of the Partnership, Aeroplan changed its basis of accounting for its investment in the Partnership from the equity method to consolidation.

For each of the acquisition dates, an independent valuation of the identifiable assets of the Partnership was obtained. The fair value of the identifiable assets and their estimated useful life is detailed as follows:

(in millions)	**Aeroplan's proportionate share**						**Estimated useful life (years)**
	June 30, 2005	Mar. 3, 2006	Dec 28, 2006	Jan 10, 2007	Mar 14, 2007	Total	
	14.4%	10.3%	25.0%	30.0%	20.3%	100%	
	$	$	$	$	$	$	
Price per Unit	**10.00**	**12.40**	**17.00**	**17.97**	**19.40**		
Fair value of acquired interest in the Partnership	288.0	256.9	850.0	1,078.2	786.6	3,259.7	
Net book value of acquired interest in the Partnership	(140.7)	(102.2)	(250.0)	(300.0)	(200.5)	(993.3)	
Purchase price discrepancy, allocated as follows:	**428.7**	**359.1**	**1,100.0**	**1,378.2**	**987.0**	**4,253.1**	
Intangible Assets							
Finite life							
Accumulation Partners' contracts	175.7	125.7	400.0	480.0	326.4	1,507.7	15 and 25
Software and Technology	5.6	4.0	10.0	12.0	8.1	39.7	5
	181.3	129.7	410.0	492.0	334.5	1,547.5	
Indefinite life							
Trade name	37.4	26.8	70.0	84.0	56.8	275.0	Indefinite
Goodwill	210.0	202.7	620.0	802.2	595.8	2,430.6	Indefinite
	247.4	229.4	690.0	886.2	652.5	2,705.6	
	428.7	**359.1**	**1,100.0**	**1,378.2**	**987.0**	**4,253.1**	

Aeroplan's proportionate share of the Partnership's net earnings from January 1, 2007 to March 13, 2007 of $19.2 million includes an amortization charge of $11.2 million for finite life intangibles (Accumulation Partners' contracts and software and technology). By comparison, Aeroplan's proportionate share of the Partnership's net earnings from March 3, 2006 to December 31, 2006 of $17.8 million included an amortization charge of $11.9 million for finite life intangibles (Accumulation Partners' contracts and software and technology).

The following table details the carrying value of the investment:

(in millions, except for unit amounts)	**March 13, 2007 [1]**	**December 31, 2006**
	$	$
28,750,000 units of the Partnership acquired on June 29, 2005, net of issue costs of $2.25 million	285.3	285.3
20,204,165 units exchanged by ACE on March 3, 2006	250.5	250.5
500,000 units exchanged by ACE and contributed to Aeroplan's Initial Long-term Incentive Plan on March 30, 2006	6.4	6.4
50,000,000 units exchanged by ACE on December 28, 2006	850.0	850.0
60,000,000 units exchanged by ACE on January 10, 2007	1,078.2	-
40,545,835 units exchanged by ACE on March 14, 2007	786.6	-
Proportionate share of the Partnership's net earnings since March 3, 2006	37.0	17.8
Priority distributions received	(0.5)	(0.5)
Distributions declared by the Partnership since March 3, 2006	(56.2)	(33.9)
	3,237.3	**1,375.6**

(1) Immediately prior to consolidation

6. Investment in RMMEL

The investment in RMMEL represents Aeroplan's 20% interest in Rewards Management Middle East Free Zone LLC, a loyalty management company that operates the Air Miles programs in the United Arab Emirates, Qatar, and Bahrain. Aeroplan accounts for its investment in this company subject to significant influence under the equity method of accounting (note 21).

7. Note receivable

This non-interest bearing loan, in the principal amount of £40.0 million, which has been discounted using an effective interest rate of 6%, is due from a major accumulation partner and is repayable on July 1, 2012.

8. Major Accumulation Partners

Air Canada and a subsidiary and two other major Accumulation Partners account for a significant percentage of Gross Billings. Since Aeroplan's revenues are recognized based on redemptions by members as opposed to the issuance of Aeroplan Miles to members by the Accumulation Partners, the information on major customers is based on the Gross Billings of Aeroplan Miles issued through each Accumulation Partner to Aeroplan members. Gross Billings for each Accumulation Partner represent the contracted amounts received or receivable from Accumulation Partners during each period. Air Canada and its affiliates and the other Accumulation Partners accounted for significant issuance of Aeroplan Miles as follows:

	Air Canada and a subsidiary	Accumulation Partner A	Accumulation Partner B
	%	%	%
March 14, 2007 to December 31, 2007	25	52	12

In addition, LMG's major Accumulation Partner is a leading grocery chain. Due to the different nature of the businesses carried on by Aeroplan's Accumulation Partners and the relative size of the major Accumulation Partners, with the exception of the Major Accumulation Partners identified above, management considers any other concentration of credit risk not to be significant.

(Tables in thousands of dollars, except unit and per unit amounts)

9. Accumulation Partners' contracts, Property and equipment and Software and technology

	December 31, 2007		
	Cost	Accumulated depreciation and amortization	Net
	$	$	$
Accumulation Partners' contracts	**1,646,953**	**51,743**	**1,595,210**
Property and equipment			
Furniture, fixtures and computer hardware	771	160	611
Leasehold improvements	1,408	311	1,097
	2,179	**471**	**1,708**
Software and technology			
Software and technology	117,285	15,525	101,760
Software under development	18,403	-	18,403
	135,688	**15,525**	**120,163**

10. Aeroplan Miles Redemption Reserve

The Partnership maintains the Aeroplan Miles redemption reserve (the "Reserve") to supplement cash flows generated from operations in order to pay for rewards during periods of unusually high redemption activity associated with Aeroplan Miles under the Aeroplan program. As at December 31, 2007, the Reserve amounted to $400.0 million and is included in cash and cash equivalents and short-term investments.

The amount of the Reserve, as well as the types of securities it may be invested in, are based on policies established by management which may be reviewed periodically.

Any deposits of funds in non-Canadian dollar denominated investments are required to be hedged. At December 31, 2007, all the investments held as part of the reserve were denominated in Canadian dollars.

(Tables in thousands of dollars, except unit and per unit amounts)

11. Employee future benefits

Total employee pension and other future benefit costs, as recognized by Aeroplan under required defined contribution employee future benefit accounting practices, are as follows:

	March 14, 2007 to December 31, 2007	
	Pension benefits	Other future benefits
	$	$
Contact centre employees	4,608	1,021
Other Aeroplan employees	924	-
	5,532	**1,021**

Pursuant to the adoption of the Air Canada Pension Plan Solvency Deficiency Funding Regulations on August 9, 2004, Air Canada was required to make certain special payments related to funding deficiencies of its registered pension plans. These special payments may be made over a ten-year period and are based on certain actuarial calculations to be made on a periodic basis. Under the GSA (see note 3), Aeroplan has agreed to pay a portion of the special payments related to plans in which the assigned employees participate based on an estimate of the portion of the solvency deficiencies of Air Canada's pension plans attributable to the assigned employees at January 1, 2005. This expense, which is included in selling, general and administrative expenses, amounted to $1.6 million for the period March 14, 2007 to December 31, 2007.

Maximum payments in respect of the special payments should not exceed $16.1 million over the period from January 1, 2005 to December 31, 2013. The obligation in respect of special payments survives early termination. In the event that the all the assigned employees become Aeroplan employees, Aeroplan shall assume all liabilities with respect to the assigned employees as of the transfer date.

The following table sets out the remaining maximum payments for the corresponding period:

Year	Amount
	$
2008	1,851
2009	1,883
2010	1,883
2011	1,883
2012	1,883
Thereafter	1,883
	11,266

(Tables in thousands of dollars, except unit and per unit amounts)

These commitments have not been presented in the statement of financial position as they represent contributions for future services of the respective employees.

Aeroplan has indemnified Air Canada and its directors, officers, employees and agents against potential claims and grievances arising from the assignment to Aeroplan of the employees.

12. Long-Term Debt

The following is a summary of Aeroplan's authorized and outstanding credit facilities:

	Authorized	Drawn at December 31, 2007
	$	$
Revolving term facility (a)	150,000	40,000
Term facility (b)	300,000	300,000
Acquisition facility (b)	100,000	100,000
Bridge facility (c)	300,000	300,000
Prepaid interest (d)	-	(457)
Unamortized financing charges (d)	-	(4,857)
Total	**850,000**	**734,686**

(a) The revolving term facility matures on December 19, 2010, or earlier at the option of Aeroplan, without penalty, and bears interest at rates ranging from Canadian prime rate and U.S. base rate plus 0.25% to Canadian prime rate and U.S. base rate plus 1.00% and the Bankers' Acceptance rate and LIBOR plus 1.25% to 2.00%. This facility was amended on December 19, 2007 to increase the maximum authorized borrowings under this facility from $75 million to $150 million. At December 31, 2007, borrowings under the revolving term facility were in the form of prime rate advances bearing interest at 6.75%.

Letters of credit
Aeroplan has issued irrevocable letters of credit in the aggregate amount of $480,000. This amount reduces the available credit under the revolving term facility.

(b) The term and acquisition facilities mature on December 19, 2010, or earlier at the option of Aeroplan, without penalty, and bear interest at rates ranging from Canadian prime rate and U.S. base rate plus 0.25% to Canadian prime rate and U.S. base rate plus 1.00% and the Bankers' Acceptance rate and LIBOR plus 1.25% to 2.00%.

(Tables in thousands of dollars, except unit and per unit amounts)

At December 31, 2007, of borrowings under the term facility, $132.0 million were in the form of Bankers' Acceptances with a 90 day term and an effective interest rate of 5.8%. A further $168.0 million was in the form of prime rate advances bearing interest at 6.75%.

At December 31, 2007, borrowings under the acquisition facility were in the form of prime rate advances bearing interest at 6.75%.

(c) The bridge facility, which was entered into on December 19, 2007, matures on June 19, 2009, or earlier at the option of Aeroplan, without penalty, and bears interest at rates ranging from Canadian prime rate plus 0.25% to 1.00% and the Bankers' Acceptance rate plus 1.25% to 2.00%. At December 31, 2007, borrowings under the bridge facility were in the form of prime rate advances bearing interest at 6.75%.

(d) Long term debt is presented net of prepaid interest and unamortized financing charges.

Borrowings under the credit facilities are secured by substantially all the present and future assets of Aeroplan.

The continued availability of the credit facilities is subject to Aeroplan's ability to maintain certain leverage, debt service and interest coverage covenants, as well as other affirmative and negative covenants.

13. Future income taxes

Under the provisions of Bill C-52, Budget Implementation Act, 2007, which received Royal Assent on June 22, 2007, Aeroplan, as a publicly traded income trust, is considered a specified investment flow-through ("SIFT") and will become subject to tax commencing January 1, 2011. Prior to 2011, Aeroplan continues to qualify for special income tax treatment that permits a tax deduction by Aeroplan for distributions paid to its unitholders. For accounting purposes, Aeroplan has computed future income tax based on temporary differences expected to reverse after 2010 at the substantively enacted tax rate expected to apply for such periods. For periods prior to January 1, 2011, Aeroplan has not recognized any current income taxes or future income tax assets or liabilities on temporary differences expected to reverse prior to 2011 as the trust is committed to distribute to its unitholders all or virtually all of its taxable income that would otherwise be taxable in Aeroplan and Aeroplan intends to continue to meet the requirements of the Tax Act applicable to Aeroplan. Initially, the legislation imposed an income tax rate of 31.5% on Canadian public income trusts. The income tax rate was subsequently lowered in December 2007 to 29.5% for 2011 and 28% for 2012 and subsequent years.

The future income tax provision reflects the impact of the new legislation and the tax rate changes and accounts for the entire difference between the amount of the future income tax provision and the statutory income tax dollar amount of $nil.

The tax effects of temporary differences that give rise to significant portions of the future income tax assets and future income tax liabilities at December 31, 2007, that are expected to reverse after 2010, are presented below:

Aeroplan's provision for income taxes is made up as follows:

(in thousands)	March 14, 2007 to December 31, 2007
	$
Current tax expense based on combined Federal and provincial income tax rates	-
Future income tax expense	143,000
	143,000
Future income tax expense includes:	
Future income tax recovery, exclusive of the effects of other components below	(6,000)
Future income taxes related to the substantive enactment of Bill C-52	167,000
Future income taxes related to the change in the taxation rate	(18,000)
	143,000

Future income taxes consist of the following future income tax assets (liabilities) relating to temporary differences for:

	December 31, 2007
	$
Current assets	
Deferred revenue	27,422
Note receivable	4,833
Other	1,939
	34,194
Long-term liabilities	
Accumulation Partners' contracts and trade name	(374,880)
Eligible capital expenditures	170,709
	(204,171)
Software and technology	(14,263)
Deferred financing costs	434
	(218,000)

Future income taxes include income taxes arising on the temporary differences between the accounting and tax bases of LMG's assets and liabilities resulting from the acquisition..

(Tables in thousands of dollars, except unit and per unit amounts)

14. Deferred Revenue

A reconciliation of deferred revenue, including deferred breakage, is as follows:

	December 31, 2007
	$
Opening balance as at March 14, 2007	1,466,012
Aeroplan Miles issued under the Aeroplan program – Gross billings	769,783
Deferred revenue assumed on acquisition of LMG	250,301
Revenue recognized for Aeroplan Miles redeemed and breakage	(665,816)
Ending balance	1,820,280
Represented by:	
Current portion [(a)]	**1,193,669**
Long-term	**626,611**

(a) *The current portion is management's best estimate of the amount to be realized in the next twelve months, based on historical trends.*

15. Contingent liabilities

Air Canada Miles issued prior to January 1, 2002

In accordance with the CPSA, as amended, Air Canada is responsible for the cost of the redemption for air rewards of up to a maximum of 112.4 billion Air Canada Miles accumulated by members prior to January 1, 2002. As of December 31, 2007, 105.1 billion of those Air Canada Miles had been redeemed.

In the unlikely event that Air Canada is unable to meet its obligation, Aeroplan may be required to honor Air Canada's redemption obligation. Based on Aeroplan's current average redemption cost per mile, as calculated on the basis of the current average redemption cost, calculated as a function of actual prices with Redemption Partners, including Air Canada, and the experienced mix of the various types of rewards that members have selected, based on past experience, such obligation would amount to approximately $67.0 million at December 31, 2007.

Also under the CPSA, Aeroplan is responsible for any redemptions for air rewards of Air Canada Miles issued prior to January 1, 2002, in excess of the 112.4 billion Air Canada Miles. While on the basis of current estimates, Aeroplan does not expect such redemptions to exceed 112.4 billion Air Canada Miles, the maximum potential redemption cost of meeting this obligation if all 15.3 billion estimated broken but unexpired Air Canada Miles were to be redeemed, amounts to $139.6 million at December 31, 2007.

(Tables in thousands of dollars, except unit and per unit amounts)

As a result, the total maximum potential redemption cost to Aeroplan for the total outstanding and unbroken Air Canada Miles issued prior to January 1, 2002 is estimated to be $206.6 million at December 31, 2007.

Management estimates that a 1% decrease in breakage related to the Air Canada Miles issued before January 1, 2002, would have an impact on cost of rewards and net earnings of approximately $23.6 million for the period in which the change occurred.

Aeroplan Miles issued after January 1, 2002

In addition, Aeroplan may be required to provide rewards to members for unexpired Aeroplan Miles accounted for as breakage on the Aeroplan Miles issued after December 31, 2001 for which the breakage revenue has been recognized or deferred and for which no liability has been recorded. The maximum potential redemption cost for such Aeroplan Miles is estimated to be $747.5 million at December 31, 2007. The potential redemption costs noted above have been calculated on the basis of the current average redemption cost calculated as a function of actual prices with Redemption Partners, including Air Canada, and the experienced mix of the various types of rewards that members have selected, based on past experience.

Management estimates that a 1% change in breakage related to the Aeroplan Miles issued after January 1, 2002 under the Aeroplan program, would have a total impact on revenue and net earnings of $32.7 million for the period in which the change occurred, with $24.5 million relating to prior years and $8.2 million relating to the current year.

VAT Appeal

LMG has been in litigation with Her Majesty's Revenue & Customs ("HMRC") since 2003 relating to the VAT treatment of the Nectar Program as it applies to the deductibility of input tax credits in the remittance of VAT owed, and has paid an assessed amount of £13.8 million ($27.1 million).

LMG appealed to the VAT and Duties Tribunal and was successful. HMRC then appealed to the High Court which found in favour of HMRC. LMG, in turn, appealed to the Court of Appeal, who issued a judgement in favour of LMG on October 5, 2007 requiring the refund of the assessed amount and confirming LMG's eligibility to deduct input tax credits in the future. As a result of this event, an amount receivable of £13.8 million ($27.1 million) has been recorded (note 15).

HMRC has sought leave to appeal the Court of Appeal's decision to the House of Lords. At this time, it is not yet known whether leave will be granted by the House of Lords and whether LMG will have to repay amounts awarded under the October 5, 2007 judgement.

At this time, the outcome of this contingency is not determinable and no provision for a liability has been included in these financial statements.

Other

From time to time, Aeroplan becomes involved in various claims and litigation as part of its business. While the final outcome thereof cannot be predicted, based on the information currently available, management believes the resolution of current pending claims and litigation will not have a material impact on Aeroplan's financial position and results of operations.

(Tables in thousands of dollars, except unit and per unit amounts)

Aeroplan has agreed to indemnify its Trustees, directors, and officers, to the extent permitted under corporate law, against costs and damages incurred by the Trustees, directors, and officers as a result of lawsuits or any other judicial, administrative or investigative proceeding in which the Trustees, directors, and officers are sued as a result of their services. Aeroplan's Trustees, directors, and officers are covered by Trustees', directors', and officers' liability insurance. No amount has been recorded in these financial statements with respect to the indemnification agreements.

16. Distributions

Distributions declared to the unitholders of record on the last business day of the month during the years ended December 31, 2007 and 2006 amounted to approximately $162.3 million and $37.3 million respectively, as follows:

Record date	2007		2006	
	Amount	Amount per Aeroplan Unit	Amount	Amount per Aeroplan Unit
	$	$	$	$
January	11,161,792	0.0700	1,676,125	0.0583
February	11,161,792	0.0700	1,676,125	0.0583
March	14,000,000	0.0700	2,883,178	0.0583
April	14,000,000	0.0700	2,883,178	0.0583
May	13,999,994	0.0700	2,883,178	0.0583
June	13,999,994	0.0700	2,883,178	0.0583
July	13,999,992	0.0700	3,090,885	0.0625
August	13,999,992	0.0700	3,090,885	0.0625
September	13,999,990	0.0700	3,090,885	0.0625
October	13,999,990	0.0700	3,090,885	0.0625
November	13,999,990	0.0700	3,090,885	0.0625
December	13,997,815	0.0700	6,961,792	0.0700
	162,321,341	**0.8400**	**37,301,179**	**0.7323**

(Tables in thousands of dollars, except unit and per unit amounts)

17. Units

Aeroplan may issue an unlimited number of units ("Aeroplan Units") for the consideration of, and on the terms and conditions determined by, the Trustees. Each Aeroplan Unit is transferable and represents an equal undivided beneficial interest in any distribution from Aeroplan. All Aeroplan Units are of the same class and have equal rights and privileges.

The issued and outstanding Aeroplan Units are summarized as follows:

Description	December 31, 2007		December 31, 2006	
	Number of units	$	Number of units	$
Issued June 2005 for $10 each, net of issue costs of $2,250,000	28,750,000	285,250,000	28,750,000	285,250,000
Issued on March 3, 2006 for $12.40 each	20,204,165	250,531,646	20,204,165	250,531,646
Issued on March 31, 2006 for $12.90 each	500,000	6,450,000	500,000	6,450,000
Issued on December 28, 2006 for $17.00 each	50,000,000	850,000,000	50,000,000	850,000,000
Issued on January 10, 2007 for $17.97 each	60,000,000	1,078,200,000	-	-
Issued on March 14, 2007 for $19.40 each	40,545,835	786,589,199	-	-
Sub-total	200,000,000	3,257,020,845	99,454,165	1,392,231,646
Redemption of Units tendered	(146)	(2,679)	-	-
Repurchased and cancelled	(320,000)	(5,211,233)	-	-
Issued on December 20, 2007 for $22.15 (note 4)	288,937	6,400,000	-	-
	199,968,791	3,258,206,933	99,454,165	1,392,231,646
Aeroplan Units held to fund stock-based compensation plans (note 18)	(560,739)	(10,132,320)	-	-
Total – end of year	**199,408,052**	**3,248,074,613**	**99,454,165**	**1,392,231,646**

In connection with the initial public offering and the over-allotment option, Aeroplan acquired 25,000,000 Aeroplan Units on June 29, 2005 and 3,750,000 Aeroplan Units on June 30, 2005 for $10 each. As a result, at June 30, 2005, the total number of Aeroplan Units issued was 28,750,000 for total consideration of $285.3 million, net of $2.25 million representing Aeroplan's proportionate share of the $18.0 million of offering costs paid by the Partnership.

Under the terms of the Investors' Liquidity Agreement dated June 29, 2005, the non-subordinated units held by ACE in the Partnership were exchangeable for Aeroplan Units on a one-to-one basis. The subordinated units of the Partnership held by ACE became exchangeable after December 31, 2006. Aeroplan had reserved 171,250,000 Aeroplan Units for the exercise of the exchange right. The exchange right expired after all the Partnership Units held by ACE were exchanged.

(Tables in thousands of dollars, except unit and per unit amounts)

During the year ended December 31, 2006, ACE exercised its exchange right in connection with the transactions described in note 5, and Aeroplan issued 20,204,165 Aeroplan Units at $12.40 each (representing the closing price on March 3), 500,000 Aeroplan Units at $12.90 each (representing the closing price on March 31) and 50,000,000 Aeroplan Units at $17.00 each (representing the closing price on December 28), for a total number of Aeroplan Units issued and outstanding at December 31, 2006 of 99,454,165 for total consideration of $1,392.2 million. At December 31, 2006, 100,545,835 Aeroplan Units remained available for future exchanges.

On January 10, 2007 and March 14, 2007, ACE exercised its exchange right in connection with the transactions described in note 5, and Aeroplan issued 60,000,000 Aeroplan Units at $17.97 each (representing the closing price on January 10), and 40,545,835 Aeroplan Units at $19.40 each (representing the closing price on March 14) respectively, for a cumulative total number of 200,000,000 Aeroplan Units issued for a total consideration of $3,257.0 million. Effective with the March 14, 2007 exchange transaction, all of the Partnership units held by ACE have been exchanged.

Aeroplan Units are redeemable at any time on demand by the unitholder. The redemption price per Aeroplan Unit is equal to the lesser of 90% of the market price on the date of surrender of the unit for redemption and 100% of the closing market price on the redemption date. The total amount payable in respect of Aeroplan Units tendered for redemption in the same calendar month shall not exceed $50,000. During the year, Aeroplan redeemed 146 Aeroplan units for a total cash consideration of $2,679, respectively.

Pursuant to a normal course issuer bid dated December 11, 2007, Aeroplan announced its intention to repurchase for cancellation, no later than February 29, 2008, up to 500,000 of its outstanding units. At December 31, 2007, 320,000 units were repurchased and cancelled for a total cash consideration of $7.2 million. The excess of the consideration paid over the paid-in value amounted to $2.0 million and was charged to accumulated earnings.

On December 20, 2007, in connection with the acquisition of LMG (note 4), and as partial consideration to certain management shareholders of LMG, the Fund issued 288,937 units with a total value of $6.4 million.

(Tables in thousands of dollars, except unit and per unit amounts)

18. Stock-based compensation plans

The details of Aeroplan Units held under stock-based compensation plans described in note 2 are as follows:

	December 31, 2007		
	Initial LTIP	On-going LTIP	Omnibus plan
Number of Aeroplan Units outstanding - beginning of year	567,842	85,894	65,500
Number of Aeroplan Units granted during the year	-	79,694	182,000
	567,842	165,588	247,500
Number of Aeroplan Units forfeited	(102,476)	(12,671)	(28,778)
	465,366	152,917	218,722
Number of Aeroplan Units vested	(264,120)	(5,924)	(6,222)
Number of Aeroplan Units outstanding - end of year	**201,246**	**146,993**	**212,500**
Weighted average remaining life (years)	0.50	1.45	2.62
Cost of Aeroplan Units purchased during the period ($) [a]	-	1,529	3,534
Weighted average fair value per Aeroplan Unit on date of grant ($)	12.90	17.36	21.31

[a]The cost of Aeroplan Units purchased under these plans is not materially different from their fair value at the date they were granted.

The Fund has committed to annual grants of units under the Omnibus plan as follows:

Years	Units
2008-2011	80,000
2012-2014	30,000
2015	10,000
Total Units to be granted	**120,000**

Pursuant to the terms of the On-going and Omnibus plans, Aeroplan Units are purchased on the open market of the Toronto Stock Exchange and are held by a trustee for the benefit of the eligible employees until their vesting. Unvested units of the Initial LTIP, which were contributed by ACE, are also held in escrow.

(Tables in thousands of dollars, except unit and per unit amounts)

19. Commitments

The minimum lease payments owed to Air Canada (described in note 3) and other parties related to the facilities leases are as follows:

Year ending December 31,	
	$
2008	4,101
2009	2,454
2010	2,512
2011	2,512
2012	2,512
Thereafter	6,772
	20,863

Under the terms of certain contractual obligations with a major Accumulation Partner, Aeroplan is required to maintain certain minimum working capital amounts in accordance with pre-established formulae. As December 31, 2007, Aeroplan complied with all such covenants.

20. Financial instruments

Fair value

The fair value of the financial instrument is the amount of consideration that would be agreed upon in an arm's length transaction between willing parties. Aeroplan uses the following methods and assumptions to estimate fair value of each class of financial instruments for which carrying amounts are included in the consolidated statement of financial position as follows:

Held to maturity

Cash and cash equivalents and short-term investments held in the Aeroplan Miles redemption reserve – The carrying amounts, included in the consolidated statement of financial position, approximate fair value as a result of the short-term maturity of the underlying instruments. Cash and cash equivalents and short-term investments are presented with accrued interest thereon.

Held for trading

Other cash and cash equivalents and short-term investments – The carrying amounts, included in the consolidated statement of financial position, approximate fair value, which is estimated to approximate amortized cost.

(Tables in thousands of dollars, except unit and per unit amounts)

Loans and receivables

Accounts receivable – The carrying amount included in the consolidated statement of financial position approximates fair value because of the short-term maturity of these instruments.

Note receivable - The carrying amount included in the consolidated statement of financial position approximates fair value, as determined by applying risk adjusted market rates.

Financial liabilities

Accounts payable and accrued liabilities and distributions payable – The carrying amounts, included in the consolidated statement of financial position, approximate fair value because of the short-term maturity of these instruments.

Long-term debt – The fair value of the borrowings under the term facilities of approximately $739.5 million is estimated as carrying value adjusted for deferred financing costs, since they bear interest at floating rates, and are typically drawn in the form of Bankers' Acceptances with a short-term maturity.

Derivatives
Currency swap - The carrying amount of the currency swap approximates its fair value, estimated on the amounts at which it could be settled, based on current market rates.

Credit risk

In accordance with its investment policy, Aeroplan invests the Reserve and excess cash, included in short-term investments and cash and cash equivalents in commercial paper or corporate bonds with a minimum rating of R-1 (high) or AA (low) and term deposits, subject to certain thresholds to reduce undue exposure to any one issuer.

Interest rate exposure

Aeroplan is exposed to fluctuations in interest rates under the terms of the outstanding credit facilities which bear interest at variable rates and have been borrowed in the form of prime rate advances and Bankers' Acceptances.

Aeroplan invests the Reserve and excess cash on hand in instruments with similar terms to maturity as the underlying Bankers' Acceptances related to the credit facilities with an objective to mitigate the interest rate exposure.

21. Subsequent events

Subsequent to year end, on January 17, 2008, Aeroplan acquired an additional 40% participation in RMMEL for a total cash consideration of AED 40 million ($11.2 million). As a result of this transaction, Aeroplan holds 60% of RMMEL and will consolidate the accounts from that date.

On January 18, 2008, LMG received £13.8 million ($27.1 million) under the VAT appeal described in note 15.

aeroplan

limited partnership

Supplementary Financial Information

UNAUDITED

For the years ended
December 31, 2007 and 2006

aeroplan

limited partnership

Non-consolidated Statements of Operations

(in thousands of dollars, except unit and per unit amounts)

	For the years ended December 31	
	2007	2006
Operating Revenue		
Aeroplan Miles revenue		
Aeroplan Miles redeemed	$ 708,988	$ 584,188
Breakage	139,677	125,081
	848,665	709,269
Tier management, contact centre management and marketing fees from Air Canada	9,371	10,121
Other revenue	48,379	49,997
	906,415	769,387
Cost of rewards	540,061	465,254
Gross margin	366,354	304,133
Operating Expenses		
Selling, general and administrative	164,841	149,406
Depreciation and amortization	11,804	14,260
	176,645	163,666
Operating Income	189,709	140,467
Interest on long-term debt	(20,760)	(15,075)
Interest income	28,653	20,016
Amortization of deferred financing charges	-	(1,879)
Net earnings for the year	**$ 197,602**	**$ 143,529**
Weighted average number of Units	**199,506,085**	**199,707,713**
Earnings per unit		
Basic and fully diluted	**$ 0.9905**	**$ 0.7187**

(in thousands of dollars, except unit and per unit amounts)

	December 2007			December 2006		
	Gross Billings (unaudited)	Aeroplan Miles revenue (unaudited)	Deferred Revenue (unaudited)	Gross Billings (unaudited)	Aeroplan Miles revenue (unaudited)	Deferred Revenue (unaudited)
Beginning of year	$ -	$ -	$ 1,466,479	$ -	$ -	$ 1,323,897
Three months ended March 31	227,977	(228,561)	(584)	201,502	(183,072)	18,430
Three months ended June 30	238,931	(207,086)	31,845	212,376	(167,964)	44,412
Three months ended September 30	236,877	(205,074)	31,803	211,245	(164,678)	46,567
Three months ended December 31	248,380	(207,944)	40,436	226,728	(193,555)	33,173
End of year	**$ 952,165**	**$ (848,665)**	**$ 1,569,979**	**$ 851,851**	**$ (709,269)**	**$ 1,466,479**
Represented by						
Current [a]			$ 943,368			$ 798,558
Long-term			626,611			667,921
			$ 1,569,979			**$ 1,466,479**

[a] *The current portion is management's best estimate of the amount to be realized in the following year, based on historical trends.*

This schedule is presented to provide additional information on the changes in deferred revenue.

aeroplan

income fund

Restated

Consolidated Financial Statements

For the years ended
December 31st, 2007 and 2006

aeroplan income fund

Management's Report

The accompanying consolidated financial statements of Aeroplan Income Fund are the responsibility of management and have been approved by the Board of Trustees. The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. The consolidated financial statements include some amounts and assumptions based on management's best estimates which have been derived with careful judgement.

In fulfilling its responsibilities, management of the Fund has developed and maintains a system of internal accounting controls. These controls are designed to ensure that the financial records are reliable for preparation of the financial statements. The Board of Trustees reviews and approves the Fund's consolidated financial statements.

March 3rd, 2008, except for note 22 which is as of March 31st, 2008.

(signed) "Rupert Duchesne"

RUPERT DUCHESNE

President and Chief Executive Officer

(signed) "David L. Adams"

DAVID L. ADAMS

Executive Vice President and Chief Financial Officer

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
LLP/s.r.l./s.e.n.c.r.l.
Chartered Accountants
1250, boulevard René-Lévesque Ouest
Bureau 2800
Montréal (Québec)
Canada H3B 2G4
Telephone +1 514 205-5000
Facsimile +1 514 876-1502

March 3, 2008
(except for note 22 which is as of March 31, 2008)

AUDITORS' REPORT

To the Unitholders of Aeroplan Income Fund.

We have audited the consolidated statements of financial position of Aeroplan Income Fund as at December 31, 2007 and December 31, 2006 and the consolidated statements of operations, unitholders' equity, comprehensive income and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Fund as at December 31, 2007 and 2006 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

As described in note 22, the Fund has adjusted its previously released financial statements.

PricewaterhouseCoopers LLP

Chartered Accountants

(in thousands of dollars, except unit and per unit amounts)

		For the years ended December 31	
		2007	2006
		Note 5	
Operating Revenue			
Aeroplan Miles revenue			
Aeroplan Miles redeemed		$ 552,928	$ -
Breakage		112,888	-
		665,816	-
Tier management, contact centre management and marketing fees from Air Canada	Note 3	6,410	-
Other revenue		37,937	-
		710,163	-
Cost of rewards	Note 3	415,954	-
Gross margin		294,209	-
Operating Expenses			
Selling, general and administrative	Note 3	133,318	495
Depreciation and amortization		9,641	-
Amortization of accumulation partners' contracts and technology		58,098	-
		201,057	495
Operating Income (loss)		93,152	(495)
Distributions earned, prior to March 3, 2006, under cost accounting		-	3,352
Proportionate share of the Partnership's net earnings from January 1, 2007 to March 13, 2007 and March 3, 2006 to December 31, 2006		19,226	17,800
Interest on long-term debt		(15,809)	-
Interest income		23,620	28
Foreign exchange		(2,875)	-
Earnings before income taxes		117,314	20,685
Future income taxes	Note 13	(143,000)	-
Net earnings (loss)		**$ (25,686)**	**$ 20,685**
Weighted average number of units		**190,023,236**	**50,739,017**
Earnings (loss) per unit			
Basic and fully diluted		**$ (0.1352)**	**$ 0.4077**

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Financial Position

(in thousands of dollars, except unit and per unit amounts)

As at		December 31 2007	December 31 2006
Assets			
Current assets			
Cash and cash equivalents	Note 10	$ 456,004	$ 32
Distribution receivable		-	6,962
Short-term investments	Note 10	123,361	-
Accounts receivable		216,015	-
Future income taxes	Notes 4 & 13	35,362	-
Prepaid expenses		309	-
		831,051	6,994
Cash held in escrow, related to acquisition of LMG	Note 4	53,245	-
Currency swap	Note 4	21,727	
Note receivable	Note 7	60,482	
Investment in RMMEL, at equity	Note 6	5,393	-
Investment in the Partnership, at equity in 2006	Note 5	-	1,375,588
Accumulation Partners' contracts	Note 9	1,595,210	-
Property and equipment	Note 9	1,708	-
Software and technology	Note 9	120,163	-
Trade names	Notes 4 & 5	434,671	-
Goodwill	Notes 4 & 5	2,994,690	-
		$ 6,118,340	**$ 1,382,582**
Liabilities and Partners' Deficiency			
Current liabilities			
Accounts payable and accrued liabilities	Note 3	$ 276,490	$ -
Income taxes payable	Note 2	3,821	-
Deferred revenue	Note 14	1,193,669	-
Distributions payable	Note 16	13,998	6,962
		1,487,978	6,962
Long-term debt	Note 12	734,686	-
Future income taxes	Note 13	218,000	-
Deferred revenue	Note 14	626,611	-
		1,579,297	-
Unitholders' equity	Note 17	3,051,065	1,375,620
		$ 6,118,340	**$ 1,382,582**
Guarantees, contingencies and commitments	Notes 3, 15 & 19		

Approved by the Trustees

(signed) Roman Doroniuk
Roman Doroniuk
Trustee

(signed) Joanne Ferstman
Joanne Ferstman
Trustee

The accompanying notes are an integral part of these financial statements.

(In thousands of dollars, except unit and per unit amounts)

			Retained Earnings (Deficit)			Accumulated	
		Unitholders' capital	Accumulated Earnings	Distributions	Contributed Surplus	Other Comprehensive Income	Total
Balance, December 31, 2005		$ 285,250	$ 4		$ -	$ -	$ 285,254
Breakdown of opening Retained Earnings (Deficit)			10,173	(10,169)			
Net earnings for the year			20,685				20,685
Issuance of 20,204,165 units at $12.40 each, on exchange of Partnership units	Note 17	250,532					250,532
Issuance of 500,000 units at $12.90 each, on exchange of Partnership units	Note 17	6,450					6,450
Issuance of 50,000,000 units at $17.00 each, on exchange of Partnership units	Note 17	850,000					850,000
Monthly distributions	Note 16			(37,301)			(37,301)
Subtotal		1,106,982	30,858	(47,470)	-	-	1,090,366
Balance, December 31, 2006		$ 1,392,232	$ (16,612)		$ -	$ -	$ 1,375,620
Net earnings for the year			(25,686)				(25,686)
Other comprehensive income						-	-
Issuance of 60,000,000 units at $17.97 each, on exchange of Partnership units	Note 17	1,078,200					1,078,200
Issuance of 40,545,835 units at $19.40 each on exchange of Partnership units	Note 17	786,589					786,589
Issuance of 288,937 units at $22.15 each as partial consideration for the LMG acquisition	Note 17	6,400					6,400
Monthly distributions	Note 16			(162,321)			(162,321)
Redemption of 146 units tendered by unitholders	Note 17	(3)					(3)
Repurchase of 320,000 units under issuer bid	Note 17	(5,211)	(1,973)				(7,184)
Units held by stock-based compensation plans	Note 17	(10,132)			6,598		(3,534)
Accretion related to officers' compensation in the form of ACE options	Note 18				334		334
Accretion related to initial long-term incentive plan	Note 18				1,385		1,385
Accretion related to other stock-based compensation plans	Note 18				1,265		1,265
Subtotal		1,855,843	(27,659)	(162,321)	9,582	-	1,675,445
Balance, December 31, 2007		$ 3,248,075	$ (206,592)		$ 9,582	$ -	$ 3,051,065

The accompanying notes are an integral part of these financial statements.

(in thousands of dollars, except unit and per unit amounts)

		For the years ended December 31	
		2007	2006
		Restated (note 22)	*Restated (note 22)*
Net earnings (loss)		**$ (25,686)**	**$ 20,685**
Other comprehensive income			
Change in fair value of forward contracts entered into in connection with the acquisition of LMG	Note 4	11,119	-
Allocation of change in fair value of forward contracts to the carrying value of the investment	Note 4	(11,119)	-
		-	-
Comprehensive income (loss)		**$ (25,686)**	**$ 20,685**

The accompanying notes are an integral part of these financial statements.

(in thousands of dollars, except unit and per unit amounts)

	For the years ended December 31	
	2007	2006
	Restated (note 22)	*Restated (note 22)*
Cash flows from (used in)		
Operating activities		
Net earnings (loss)	$ (25,686)	$ 20,685
Items not affecting cash		
Depreciation & amortization	67,856	-
Stock-based compensation	2,977	-
Distributions earned	-	(3,352)
Proportionate share of Partnership's net earnings from March 3, 2006	(19,226)	(17,800)
Currency swap	(21,727)	-
Future income taxes	143,000	-
Changes in non-cash working capital items and deferred revenue		
Related party accounts payable	20,614	-
Third party accounts receivable	(16,463)	-
Third party accounts payable and accrued liabilities	(22,865)	-
Deferred revenue	103,967	-
Other	1,180	-
Distributions received from the Partnership	22,324	32,511
Funding of stock-based compensation plans	(3,534)	-
	278,103	11,359
	252,417	32,044
Investing activities		
Acquisition of LMG, net of cash acquired	(545,775)	-
Increase in cash on consolidation of Partnership	220,460	-
Change in short-term investments	328,188	-
Additions to property, equipment, software and technology	(14,427)	-
Cash held in escrow, related to acquisition of LMG	(53,245)	-
	(64,799)	-
Financing activities		
Monthly distributions	(159,486)	(32,016)
Redemption of units	(3)	-
Repurchase of units	(7,184)	-
Credit facilities drawn	440,000	-
Financing costs	(4,973)	-
	268,354	(32,016)
Net change in cash and cash equivalents	455,972	28
Cash and cash equivalents, beginning of year	32	4
Cash and cash equivalents, end of year	**$ 456,004**	**$ 32**
Interest paid	**$ 12,611**	**$ -**

The accompanying notes are an integral part of these financial statements.

(Tables in thousands of dollars, except unit and per unit amounts)

1. Description of Aeroplan

Aeroplan Income Fund (the "Fund" or "Aeroplan") is an unincorporated, open-ended trust established under the laws of the Province of Ontario on May 12, 2005 pursuant to Aeroplan's Declaration of Trust. Aeroplan qualifies as a "mutual fund trust" for the purposes of the Income Tax Act (Canada). The principal and head office of Aeroplan is located at 5100 de Maisonneuve Boulevard West, Montreal, Québec, H4A 3T2. The Fund operates the Aeroplan Limited Partnership (the "Partnership") a Canadian customer loyalty marketing company, and since December 21, 2007, Loyalty Management Group Limited ("LMG"), a customer rewards company based in the United Kingdom.

2. Summary of significant accounting policies

Generally accepted accounting principles

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles.

Principles of consolidation

These financial statements include the accounts of Aeroplan, Aeroplan Trust (the "Trust"), its wholly-owned holding trust, from March 14, 2007, the accounts of the Partnership (see note 5) and since December 21, 2007, the accounts of LMG (see note 4).

Aeroplan's interest in the Partnership increased from 49.7% at December 31, 2006 to 79.7% at January 10, 2007, and to 100% at March 14, 2007. For the period up to March 13, 2007, Aeroplan accounted for its investment in the Partnership under the equity method and recorded its proportionate share of the Partnership's net earnings, calculated on the same basis as if they had been consolidated, taking into account the increases in ownership as step acquisitions from the date on which they occurred. As of March 14, 2007, Aeroplan held a 100% interest in the Partnership and from that date, as a result of becoming the primary beneficiary of the Partnership, consolidates the Partnership as a variable interest entity under existing guidelines established by the Canadian Institute of Chartered Accountants ("CICA").

All inter-company and inter-entity balances and transactions are eliminated.

Variable interest entities

Accounting Guideline 15, *Consolidation of Variable Interest Entities* ("AcG-15"), relates to consolidation principles for certain entities that are subject to control on a basis other than ownership of voting interests. The purpose of AcG-15 is to provide guidance for determining when an enterprise includes the assets, liabilities and results of activities of such an entity (a "variable interest entity") in its consolidated financial statements.

Management has reviewed its ownership, contractual, and financial interests in other entities and determined that the impact of this Guideline is the consolidation of the accounts of the Partnership. and certain stock based compensation plans.

(Tables in thousands of dollars, except unit and per unit amounts)

Revenue recognition and cost of rewards

Aeroplan derives its revenues primarily from the sale of Aeroplan Miles, which are defined as miles issued under the Aeroplan program and points issued under the Nectar program, to its Accumulation Partners, which are referred to as Gross Billings. Aeroplan Miles issued for promotional purposes, at a discount or no value, are also included in Gross Billings at their issue price. These Gross Billings are deferred and recognized as revenue either upon the redemption of Aeroplan Miles by members or in accordance with the accounting policy for breakage. Revenue recognized per Aeroplan Mile redeemed is calculated, on a weighted average basis, separately for each program. Breakage represents the estimated Aeroplan Miles that are not expected to be redeemed by members. Breakage is estimated by management based on the terms and conditions of membership and historical accumulation and redemption patterns, as adjusted for changes to any terms and conditions that may affect members' redemption practices. The estimated breakage factor used under the Aeroplan program is 17%. The breakage factor associated with the Nectar program is similar in magnitude to that of the Aeroplan program. Aeroplan's policy is to review the breakage estimate with the assistance of two independent firms of experts every two years or earlier, if monitoring of pertinent indicators by management suggests that a significant change in breakage may have occurred. In accordance with this policy, management obtained two reports on breakage related to the Aeroplan program in 2006. As these studies were based on data up to December 31, 2005, which did not take into account the impact of the ClassicPlus Flight rewards program introduced in October of 2006, management, assisted by an independent firm of experts, has conducted a breakage review on the basis of data accumulated until the end of 2006. Based on the results of this update, the estimated breakage factor related to the Aeroplan program remains at 17%. In addition, management is conducting a full breakage review, during 2008, taking into consideration a full year's redemption data of ClassicPlus Flight rewards and other factors. Changes in the breakage factor are accounted for as follows: in the period of change, the deferred revenue balance is adjusted as if the revised estimate had been used in prior periods with the offsetting amount recorded as an adjustment to revenue; and for subsequent periods, the revised estimate is used. Breakage is recognized ratably over the estimated average life of a mile or point issued, being 30 and 15 months for the Aeroplan and Nectar programs respectively.

In limited circumstances, Aeroplan may sell Aeroplan Miles directly to members. Revenue from these sales to members is recognized at the time the member redeems Aeroplan Miles for rewards.

Cost of rewards representing the amount paid by Aeroplan to Air Canada or other Redemption Partners is accrued when the member redeems the Aeroplan Miles.

Fees charged to Air Canada for the management of the frequent flyer tier membership program, for the management of the contact centre servicing the Aeroplan program and for marketing services are recognized when the services are rendered.

Other revenue consists primarily of charges to members for services rendered to members including booking, change and cancellation fees, and other miscellaneous amounts. Revenue from these sources is recognized when the service is performed.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

(Tables in thousands of dollars, except unit and per unit amounts)

Employee future benefits

All of the contact centre agents servicing the Aeroplan program are employees of Air Canada, contractually assigned to Aeroplan and as such, for the purpose of preparing these financial statements, are considered to be Aeroplan's employees. These agents and certain administrative employees are members of Air Canada-sponsored defined benefit pension plans. The pension costs related to these employees are accounted for under defined contribution provisions as applicable in these circumstances. In addition, these employees also participate in Air Canada-sponsored health, life and disability future benefit plans.

Substantially all Aeroplan employees, excluding the contact centre agents, participate in Aeroplan's defined contribution pension plans, which provide pension benefits based on the accumulated contributions and fund earnings.

Aeroplan accounts for its employee future benefit costs following the standards on defined contribution plans. The cost of the future employee benefits includes the contributions required to be made by Aeroplan in the period, the interest on any estimated present value of any contributions required to be made by Aeroplan in future years related to current services and the amortization of past service costs and any related interest on future contributions. Past service costs arising from plan amendments are amortized on a straight-line basis over the average remaining service period of employees active at the date of amendment.

These financial statements do not include the share of any of the underlying assets and liabilities related to the pension plans.

Income taxes

Aeroplan provides for income taxes using the liability method of tax allocation. Under this method, future income tax assets and liabilities are determined based on deductible or taxable temporary differences between the financial statement values and the tax values of assets and liabilities, using enacted income tax rates expected to be in effect for the year in which the differences are expected to reverse (note 13). Any current income taxes arise from foreign operations.

Distributions

Distributions payable by Aeroplan to its unitholders, which are determined at the discretion of the Trustees, are recorded when declared.

Foreign currency transactions

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at rates of exchange in effect at the date of the balance sheet. Gains and losses are included in income for the year. Non-monetary assets, liabilities, revenues and expenses arising from transactions denominated in foreign currencies are translated at rates of exchange in effect at the date of the transaction.

Foreign Operations

All of Aeroplan's foreign operations are self sustaining. The assets and liabilities of foreign operations are translated at the rates of exchange prevailing at the balance sheet date. Revenues and expenses are translated at the average rates for the year. Translation gains or losses are deferred and included in other comprehensive income.

Financial instruments and hedge accounting

Under Aeroplan's practices, derivative financial instruments are used only for risk management purposes and not for generating trading profit.

Financial assets and financial liabilities classified as held-for-trading are measured at fair value with changes in those fair values recognized in non-operating income. Financial assets classified as held-to-maturity, loans and receivables, or other financial liabilities, are measured at amortized cost using the effective interest method of amortization.

Aeroplan may, from time to time, enter into forward exchange contracts and currency swaps to manage the risk associated with acquisitions of foreign assets in order to mitigate the impact of currency fluctuations.

Derivative instruments are recorded at fair value. Changes in the fair values of derivative instruments are recognized in non-operating income (expense) with the exception of derivatives designated as effective cash flow hedges. In a cash flow hedging relationship, the effective portion of the change in the fair value of the hedging derivative is recognized as part of the related item while the ineffective portion is recognized in non-operating income (expense). In connection with the acquisition of LMG, Aeroplan purchased derivative instruments consisting of forward contracts and a currency swap. The forward contracts were designated as an accounting hedge of the foreign currency exposure of the anticipated investment, with any changes in fair value reflected in other comprehensive income and ultimately allocated to the carrying value of the investment. The currency swap was not designated as a hedge for accounting purposes, and accordingly, changes in the fair value of the currency swap are recognized in non-operating income.

For financial instruments measured at amortized cost, transaction costs or fees, premiums or discounts earned or incurred are recorded, at inception, net against the fair value of the financial instrument. Interest expense is recorded using the effective interest method. For any guarantee issued that meets the definition of a guarantee pursuant to Accounting Guideline 14, *Disclosure of Guarantees* ("AcG-14"), the inception fair value of the obligation relating to the guarantee is recognized.

Aeroplan has classified its financial instruments as follows:

- cash and cash equivalent and short-term investments held in the Aeroplan Miles redemption reserve are classified as held-to-maturity and recorded at amortized cost and are presented with accrued interest thereon;
- other cash and cash equivalents and short-term investments are classified as held-for-trading and any change in fair value is recorded through net income;
- accounts and note receivable are classified as loans and receivables and, are recorded at amortized cost;
- accounts payable and accrued liabilities, distributions payable, and long-term debt are classified as other financial liabilities and are recorded at amortized cost.

Comprehensive Income consists of Net Income and Other Comprehensive Income ("OCI"). OCI represents changes in Unitholders' equity during a period arising from transactions and other events with non-owner sources that are recognized in Comprehensive Income, but excluded from Net Income. Cumulative translation adjustments related to the conversion of the foreign subsidiary to Canadian dollars are recognized in OCI.

Cash and cash equivalents

Cash and cash equivalents consist of funds in current operating bank accounts, term deposits and fixed income securities with an original term to maturity of three months or less. The weighted average effective interest rate earned on investments held at December 31, 2007 was 4.7%.

Short-term investments

Short-term investments consist of fixed income securities with an original term to maturity of less than one year and greater than three months. The weighted average interest rate earned on short-term investments held at December 31, 2007 was 4.8%.

Property and equipment

Property and equipment are recorded at cost and amortized over their estimated useful lives, using the straight-line method, as follows:

Furniture and fixtures	3 to 10 years
Computer hardware	3 years
Leasehold improvements	Over the term of the lease

Property and equipment are tested for impairment whenever circumstances indicate that the carrying value may not be recoverable. When such a situation arises, the future cash flows associated with the particular asset's use and disposition are compared to its carrying amount to determine if the carrying amount is recoverable. Any impairment loss is measured as the amount by which the asset's carrying value exceeds its fair value.

Accumulation Partners' contracts and software and technology

Accumulation Partners' contracts and software and technology are considered long-lived assets with finite lives. Accumulation Partners' contracts are recorded at cost and are amortized using the straight-line method over their estimated lives, typically 5 - 25 years.

Software and technology are recorded at cost and amortized using the straight-line method over 3 to 5 years. Software under development includes costs paid to third parties such as consultants' fees and other direct costs of development. Amortization will commence upon completion of development, once the software is available for use.

Accumulation Partners' contracts and software and technology are tested for impairment in the same manner as property and equipment.

Trade name and Goodwill

Trade name, which is considered an intangible asset with an indefinite life, is recorded at cost, and is not amortized but instead is tested for impairment annually, or more frequently, should events or changes in circumstances indicate that the trade name may be impaired. The impairment test consists of a comparison of the fair value of the intangible asset with its carrying amount. If the carrying amount exceeds the fair value, the trade name is written down to its fair value.

(Tables in thousands of dollars, except unit and per unit amounts)

Goodwill is recorded at cost and is not amortized. Instead, goodwill is tested for impairment annually and when an event or circumstances have occurred that more likely than not reduce the fair value of the reporting unit below its carrying value. Since December 21, 2007, Aeroplan has two reporting units, Aeroplan and LMG. The impairment test is carried out in two steps. First, the carrying amount of the respective reporting unit, including goodwill, is compared to its quoted market value. If the quoted market value exceeds the carrying amount, goodwill is not considered to be impaired, and therefore the second step of the impairment test is unnecessary.

The second step is performed when the carrying amount of the respective reporting unit exceeds its quoted market value. In such a case, the implied fair value of goodwill, determined in the same manner as the respective value would be determined in a business combination, is compared with its carrying amount in order to measure the amount of the impairment loss, if any.

Stock-based compensation

Management employee unit purchase plan. On January 1, 2006, Aeroplan established a unit ownership purchase plan allowing eligible employees to invest up to 5% of their salary for the purchase of Aeroplan Units on the secondary market. Aeroplan's yearly cash contribution, which is based on performance, measured as a function of distributions paid compared to target distributions as established by the board of directors and will range between 33.33% and 100% of the employee contributions depending on whether such target distributions are met or exceeded by at least 15%, is charged to earnings as compensation expense over the performance period, based on the estimated annual performance.

Initial Long-Term Incentive Plan. Aeroplan has made certain commitments in connection with the granting of Aeroplan Units to key employees, as a one-time special award to recognize their efforts in the creation of Aeroplan and completion of the initial public offering and to provide them with incentive compensation under an Initial Long-Term Incentive Plan. On March 30, 2006, ACE transferred 500,000 Aeroplan Units to a trust for the purpose of funding the Initial Long-Term Incentive Plan. Under the terms of the plan, 50% of the Aeroplan Units granted are subject to vesting conditions based on Aeroplan's performance and the remaining 50% based on time. Performance based Units vest at the end of each performance period if distributable cash targets established by the board of directors for each of the periods ended December 31, 2005, 2006 and 2007 are met, or on a cumulative basis at the end of the following performance period if such targets are met in that following performance period. Time based Units vest at the end of the three year period ending on June 29, 2008. Compensation costs related to the Aeroplan Units contributed by ACE are charged to compensation expense over the vesting period, as vesting conditions are met and based on the estimated annual performance, with the corresponding equity contribution being accreted to contributed surplus. Distributions declared by Aeroplan on the Units granted ultimately accrue to the employees. Forfeited Units, to the extent they were contributed by ACE, and accumulated distributions thereon accrue to ACE. The trust is a VIE with respect to the Partnership, and as such, it is consolidated with Aeroplan's financial statements. Unvested Units contributed by ACE are credited to contributed surplus at their aggregate value on March 30, 2006, the contribution date, with an equivalent reduction of unitholders' capital. Compensation expense under this plan is charged to earnings over the vesting period, with a corresponding increase to equity.

On-Going Long-Term Incentive Plan. Under the terms of the Aeroplan On-Going Long-Term Incentive Plan, eligible employees are entitled to yearly Aeroplan Unit grants determined on the basis of a percentage of their annual base salary. The Units, which are held in a trust for the benefit of the eligible employees, vest at the end of a three year period (the "Performance Cycle"), commencing January 1 of the year in respect of which they are granted, subject to achieving distributable cash targets, established by the board of directors for the Performance Cycle. Aeroplan will purchase the Units on the secondary market. Distributions declared by Aeroplan on any Units granted under this plan, may be invested in

(Tables in thousands of dollars, except unit and per unit amounts)

additional Units, which will vest concurrently and proportionately with the Units granted. Forfeited Units and accumulated distributions thereon accrue to Aeroplan. The trust is a VIE entity with respect to the Partnership, and as such, it is consolidated with Aeroplan's financial statements. The fair value of Aeroplan's Units, which approximates their cost under this plan, is charged to earnings as compensation expense over the vesting period, with a corresponding increase to equity. Aeroplan's cost of the units held is presented as a reduction of unitholders' capital. Estimated compensation costs relative to this plan are accrued on the basis of actual performance relative to targets.

Omnibus Plan. The Omnibus Compensation and Incentive Plan has been established in order to attract and/or retain employees. Vesting conditions vary at the time of grant but are typically time and performance based, with Units, which are held in a trust for the benefit of the eligible employees, vesting three years after the grant. Aeroplan will purchase the Units on the secondary market. Distributions declared by Aeroplan on any Units granted under this plan, may be invested in additional Units, which will vest concurrently with the Units granted. Forfeited Units and accumulated distributions thereon accrue to Aeroplan. The trust is a VIE with respect to the Partnership, and as such, it is consolidated with Aeroplan's financial statements. The fair value of Aeroplan's Units, which approximates their cost under this plan, is charged to earnings as compensation expense over the vesting period, with a corresponding increase to equity. Aeroplan's cost of the units held is presented as a reduction of unitholders' capital.

Earnings per unit

Earnings per unit are calculated on a weighted average number of units outstanding basis. Units held under the various stock-based compensation plans reduce the weighted average number of Aeroplan's outstanding units from the date they are contributed into the plan.

Future Accounting Changes

Capital Disclosures and Financial Instruments – Presentation and Disclosure

The CICA issued three new accounting standards: section 1535, *Capital Disclosures*, section 3862, *Financial Instruments – Disclosures*, and section 3863, *Financial Instruments – Presentation.* These new standards will be effective for fiscal years beginning on or after October 1, 2007, and Aeroplan will adopt them on January 1, 2008. Aeroplan is in the process of evaluating the disclosure and presentation requirements of the new standards.

Section 1535 establishes disclosure requirements about an entity's capital and how it is managed. The purpose will be to enable users of the financial statements to evaluate the entity's objectives, policies and processes for managing capital.

Sections 3862 and 3863 will replace section 3861, *Financial Instruments – Disclosure and Presentation*, revising and enhancing disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections will place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

Goodwill and intangible assets

Goodwill and Intangible Assets, section 3064, which replaces *Goodwill and Other Intangible Assets*, Section 3062, *and Research and Development Costs,* section 3450, establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. The provisions relating to the definition and initial recognition of intangible assets are equivalent to the corresponding provisions of International Financial Reporting Standard IAS 38, "Intangible Assets." The new standard also provides guidance for the recognition of internally developed intangible assets, including assets developed from

(Tables in thousands of dollars, except unit and per unit amounts)

research and development activities, ensuring consistent treatment of all intangible assets, whether separately acquired or internally developed. The section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008 with earlier adoption encouraged. Aeroplan is currently evaluating the impact of this standard on its financial statements.

3. Related party transactions

The transactions between Air Canada, other companies controlled or subject to significant influence by ACE Aviation Holdings Inc. ("ACE") and Aeroplan described below are recorded at the exchange amount.

ACE, through its rights under the terms of a Securityholders' Agreement, has the ability for as long as it owns more than 20% of Aeroplan, to nominate a majority of the Board of Directors of Aeroplan and legally control Aeroplan.

Contractual and commercial practices with Air Canada, other entities under the control of ACE and certain employees of the Fund

Air Canada and one of its subsidiaries, as a group, is one of Aeroplan's largest commercial partners. Air-travel related rewards as well as certain management and business services are provided by Air Canada to Aeroplan. Aeroplan also provides Air Canada with certain services related to tier management, member redemption and marketing activities.

The related party transactions resulting from the application of the commercial and contractual practices described above and certain employees of the Fund were as follows:

	December 31, 2007
	$
Balance Sheet	
LMG employee loans receivable, non-interest bearing, due December 20, 2008	6,572
Accounts payable and accrued liabilities	15,696

The following table summarizes the related party transactions resulting from the application of the commercial and contractual practices included in the statement of operations:

	March 14, 2007 to December 31, 2007
	$
Statement of Operations	
Revenue from tier management, contact centre management and marketing fees	6,410
Cost of rewards	365,478
Selling, general and administrative expenses	56,404

(Tables in thousands of dollars, except unit and per unit amounts)

The following table represents Gross Billings charged to Air Canada and one of its subsidiary for Aeroplan Miles issued to members under the Aeroplan program compared to total Gross Billings charged to all Accumulation Partners (including Air Canada and its affiliates):

	Gross Billings to Air Canada and a subsidiary	Gross Billings
	$	$
March 14, 2007 to December 31, 2007	193,561	769,783

Cash Management

Air Canada collects credit card payments on Aeroplan's behalf. These transactions, which amounted to $44.7 million for the period from March 14, 2007 to December 31, 2007, are settled through the inter-company accounts.

In addition, Air Canada acts as a clearing house for substantially all Gross Billings and reward purchasing transactions between Aeroplan and airlines other than Air Canada. Air Canada collects and pays the accounts receivable and accounts payable on Aeroplan's behalf. Net purchase amounts resulting from these transactions, which totaled $13.1 million for the period from March 14, 2007 to December 31, 2007, are settled through the inter-company accounts.

Commercial and other agreements

Aeroplan has entered into various agreements with Air Canada governing the commercial relationship between Aeroplan and Air Canada. Related company transactions resulting from these agreements are measured at the exchange amount, being the amount agreed to between the parties. The aggregate effect of these transactions is disclosed in the tables above.

The following is a summary of the relevant financial terms related to these agreements.

Commercial Participation and Services Agreement *("CPSA")*

This agreement, which was amended on October 13, 2006 and expires on June 29, 2020, covers the terms and conditions of the purchase of air travel rewards by Aeroplan from Air Canada and its affiliates, the purchase of Aeroplan Miles under the Aeroplan program by Air Canada and its affiliates for issuance to members and the management of the tier membership program for certain Air Canada customers. Pursuant to the CPSA, Aeroplan is required to purchase annually a minimum number of reward travel seats on Air Canada and its affiliates, which number is based on a function of the number of seats utilized in the three preceding calendar years. Based on the three years ended December 31, 2007, the Partnership is required to purchase reward travel seats with an exchange amount of approximately $396.9 million each year. While Air Canada can change the number of per flight Aeroplan Miles under the Aeroplan program awarded to members without Aeroplan's consent, Air Canada is required to purchase, on an annual basis, a pre-established number of Aeroplan Miles under the Aeroplan program at a specified rate. Aeroplan is required to perform certain marketing and promotion services for Air Canada including contact centre services for the management of the frequent flyer tier membership program for a fee based on actual costs, on a fully allocated basis, plus an administrative fee. Aeroplan's ability to

(Tables in thousands of dollars, except unit and per unit amounts)

respond to members' requests for future rewards will depend on Air Canada's ability to provide the requested number of seats.

Revenue earned and expenses incurred under this agreement are included in "Tier management, contact centre management and marketing fees" and "Cost of rewards", respectively in the tables above.

Aeroplan has also agreed to indemnify Air Canada, its affiliates and representatives from any claims arising out of any changes made at any time by Aeroplan to the Aeroplan program to the extent such changes are implemented to address fluctuations in breakage related to the liability attached to miles issued prior to January 1, 2002.

Master Services Agreement *("MSA")*

Under this agreement, which expires concurrently with the CPSA on June 29, 2020, Air Canada has agreed to provide certain administrative services to Aeroplan in return for a fee. The fees paid under this agreement, which are included in selling, general and administrative expenses in the table above, amounted to $12.9 million for the period from March 14, 2007 to December 31, 2007.

The agreement may be terminated by Aeroplan with six months prior written notice and by Air Canada with eighteen months prior written notice. The agreement terminates automatically if the CPSA is terminated.

General Services Agreement *("GSA")*

This agreement, which may be terminated by either party with six months prior written notice, provides Aeroplan with the services of certain unionized employees of Air Canada. Aeroplan is required to reimburse Air Canada for all salary and benefit costs incurred in connection with the assigned employees, including annual special payments detailed below to compensate Air Canada for the share of the unfunded pension deficiencies related to the assigned employees described in note 11.

The fees paid under this agreement, which are included in selling, general and administrative expenses in the table above, amounted to $42.6 for the period from March 14, 2007 to December 31, 2007.

Leases

Aeroplan is party to a real estate lease with Air Canada for its Vancouver premises. The lease is for a five-year term at commercial rates, commencing January 1, 2004, with certain renewal and expansion rights (note 19).

4. Acquisition of LMG

On December 20, 2007, Aeroplan acquired all of the outstanding shares of LMG for a total consideration of £355.1 million ($715.4 million), including acquisition related costs of £8.1 million ($16.0 million). In addition, an amount of £27.1 million ($53.7 million) has been placed in escrow as contingent consideration, pending the outcome of LMG's outstanding Value Added Tax ("VAT") litigation (note 15).

The acquisition of LMG was financed through excess cash on hand, funds from the Aeroplan Miles redemption reserve (the "Reserve"), and drawings under the existing and new bridge credit facilities, the issuance of 288,937 units, with a market value of $6.4 million, and notes payable to certain shareholders, in the amount of £8.7 million ($17.4 million), bearing interest at 4.7% per annum, and maturing no earlier than six months from the date of issuance, included in accounts payable and accrued liabilities.

(Tables in thousands of dollars, except unit and per unit amounts)

LMG is a leading loyalty marketing and customer-driven insight and analysis company that owns and operates the Nectar program in the United Kingdom, and owns the worldwide rights to the Air Miles trademark.

In connection with the acquisition, Aeroplan purchased derivative instruments consisting of forward contracts and a currency swap. The forward contracts, in the aggregate amount of £123.4 million at an average exchange rate of 2.073, entered into on various dates, ranging from December 13 to December 17, 2007 and maturing on December 19, 2007, were designated as an accounting hedge with any changes in fair value reflected in the carrying value of the investment. The currency swap is for a 5 year term to December 19, 2012, swapping floating interest on £240.0 million at the 3-month sterling LIBOR rate, for floating interest on $500.0 million at the 3-month CDOR rate. The currency swap does not meet the criteria for hedge accounting treatment, and accordingly, changes in the fair value of the currency swap are recognized in non-operating income. At December 31, 2007, the currency swap had a fair value of $21.7 million.

Given the timing of the acquisition of LMG, a preliminary estimate of the purchase price allocation has been performed and, as permitted by Canadian accounting standards, the final valuation will be completed during 2008. Due to the fact that the purchase price allocation has not been finalized, the fair value of assets acquired and liabilities assumed could differ materially from the amounts presented in the consolidated financial statements.

Aeroplan has accounted for the acquisition under the purchase method of accounting on December 20, 2007, as follows:

	£	$	Estimated useful life
Purchase price			
Cash	335,159	675,671	
Fund units issued	3,194	6,400	
Notes payable	8,668	17,369	
Transaction costs	8,069	16,000	
	355,090	**715,440**	
Net identifiable assets acquired: [(c)]			
Current assets and liabilities			
Cash and cash equivalents		130,442	
Short-term investments		49,560	
Accounts receivable		134,790	
Accounts payable and accrued liabilities		(214,261)	
Income taxes payable		(3,857)	
Deferred revenue		(252,529)	
Note receivable		61,021	
Property and equipment		625	
Investment in RMMEL		5,441	
Intangible assets			
Finite life			
Accumulation partners' contracts		162,003	5 to 25 years
Software and technology		42,638	3 to 5 years
Indefinite life			
Trade names		161,093	Indefinite
Goodwill[(b)]		477,798	Indefinite
Future income taxes		(39,324)	
		715,440	

(Tables in thousands of dollars, except unit and per unit amounts)

a) Cash deposited in escrow, in the amount of $53.7 million (£27.1 million), represents contingent consideration. In the event that the VAT litigation is decided in favour of LMG, this contingent consideration will be distributed to the former shareholders with a corresponding amount recorded as an increase to goodwill (note 15).

b) Goodwill arising from the acquisition is not tax deductible.

c) Differences in the amounts shown above and amounts included in the statement of financial position arise from the fluctuation in rates of exchange between the date of acquisition and December 31, 2007.

5. Investment in Aeroplan Limited Partnership & Aeroplan Holding GP Inc.

On January 1, 2006, Aeroplan owned 28,750,000 limited partnership units or 14.4% of the Partnership at a net cost of $285.3 million. ACE held 171,250,000 units or 85.6% of the Partnership.

On March 3, 2006 and March 31, 2006, ACE exchanged 20,204,165 and 500,000 Partnership units for Aeroplan units pursuant to the investors' liquidity agreement (the "Investors' Liquidity Agreement") dated June 29, 2005. The 20,204,165 Aeroplan units were then distributed to ACE's shareholders and the 500,000 Aeroplan units were contributed to a trust in order to fund grants to employees under Aeroplan's Initial Long-term Incentive Plan. On December 28, 2006, ACE exchanged 50,000,000 Partnership units for Aeroplan units which were distributed to ACE's shareholders of record on January 10, 2007. As a result of these transactions, as at December 31, 2006, ACE held 100,545,835 Partnership units representing 50.3% of the issued and outstanding partnership units, and Aeroplan held 99,454,165 Partnership units representing 49.7% of the issued and outstanding Partnership units.

On January 10, 2007 and March 14, 2007, ACE exchanged 60,000,000 and 40,545,835 respectively, Partnership units for Aeroplan units pursuant to the Investors' Liquidity Agreement. As a result of these transactions, as of March 14, 2007, Aeroplan held 200,000,000 limited partnership units or 100% of the issued and outstanding Partnership units.

From January 1, 2006 up to March 3, 2006 Aeroplan's investment in the Partnership was recorded at cost. From March 3, 2006 up to and including March 13, 2007, Aeroplan accounted for its investment in the Partnership under the equity method and recorded its proportionate share of the Partnership's net earnings, calculated on the same basis as if they had been consolidated, taking into account the increases in ownership as step acquisitions under the purchase method of accounting for investments from the date on which they occurred. Under the equity method, distributions declared and paid by the Partnership reduced the carrying value of the investment.

As a result of the March 14, 2007 exchange transaction, the Partnership is consolidated, as a variable interest entity, in the accounts of Aeroplan and accordingly, as of March 14, 2007, consistent with becoming the primary beneficiary of the Partnership, Aeroplan changed its basis of accounting for its investment in the Partnership from the equity method to consolidation.

(Tables in thousands of dollars, except unit and per unit amounts)

For each of the acquisition dates, an independent valuation of the identifiable assets of the Partnership was obtained. The fair value of the identifiable assets and their estimated useful life is detailed as follows:

(in millions)	Aeroplan's proportionate share						Estimated useful life (years)
	June 30, 2005	Mar. 3, 2006	Dec 28, 2006	Jan 10, 2007	Mar 14, 2007	Total	
	14.4%	10.3%	25.0%	30.0%	20.3%	100%	
	$	$	$	$	$	$	
Price per Unit	**10.00**	**12.40**	**17.00**	**17.97**	**19.40**		
Fair value of acquired interest in the Partnership	288.0	256.9	850.0	1,078.2	786.6	3,259.7	
Net book value of acquired interest in the Partnership	(140.7)	(102.2)	(250.0)	(300.0)	(200.5)	(993.3)	
Purchase price discrepancy, allocated as follows:	**428.7**	**359.1**	**1,100.0**	**1,378.2**	**987.0**	**4,253.1**	
<u>Intangible Assets</u>							
<u>Finite life</u>							
Accumulation Partners' contracts	175.7	125.7	400.0	480.0	326.4	1,507.7	15 and 25
Software and Technology	5.6	4.0	10.0	12.0	8.1	39.7	5
	181.3	129.7	410.0	492.0	334.5	1,547.5	
<u>Indefinite life</u>							
Trade name	37.4	26.8	70.0	84.0	56.8	275.0	Indefinite
Goodwill	210.0	202.7	620.0	802.2	595.8	2,430.6	Indefinite
	247.4	229.4	690.0	886.2	652.5	2,705.6	
	428.7	**359.1**	**1,100.0**	**1,378.2**	**987.0**	**4,253.1**	

Aeroplan's proportionate share of the Partnership's net earnings from January 1, 2007 to March 13, 2007 of $19.2 million includes an amortization charge of $11.2 million for finite life intangibles (Accumulation Partners' contracts and software and technology). By comparison, Aeroplan's proportionate share of the Partnership's net earnings from March 3, 2006 to December 31, 2006 of $17.8 million included an amortization charge of $11.9 million for finite life intangibles (Accumulation Partners' contracts and software and technology).

The following table details the carrying value of the investment:

(in millions, except for unit amounts)	March 13, 2007 [1]	December 31, 2006
	$	$
28,750,000 units of the Partnership acquired on June 29, 2005, net of issue costs of $2.25 million	285.3	285.3
20,204,165 units exchanged by ACE on March 3, 2006	250.5	250.5
500,000 units exchanged by ACE and contributed to Aeroplan's Initial Long-term Incentive Plan on March 30, 2006	6.4	6.4
50,000,000 units exchanged by ACE on December 28, 2006	850.0	850.0
60,000,000 units exchanged by ACE on January 10, 2007	1,078.2	-
40,545,835 units exchanged by ACE on March 14, 2007	786.6	-
Proportionate share of the Partnership's net earnings since March 3, 2006	37.0	17.8
Priority distributions received	(0.5)	(0.5)
Distributions declared by the Partnership since March 3, 2006	(56.2)	(33.9)
	3,237.3	**1,375.6**

(1) Immediately prior to consolidation

6. Investment in RMMEL

The investment in RMMEL represents Aeroplan's 20% interest in Rewards Management Middle East Free Zone LLC, a loyalty management company that operates the Air Miles programs in the United Arab Emirates, Qatar, and Bahrain. Aeroplan accounts for its investment in this company subject to significant influence under the equity method of accounting (note 21).

7. Note receivable

This non-interest bearing loan, in the principal amount of £40.0 million, which has been discounted using an effective interest rate of 6%, is due from a major accumulation partner and is repayable on July 1, 2012.

(Tables in thousands of dollars, except unit and per unit amounts)

8. Major Accumulation Partners

Air Canada and a subsidiary and two other major Accumulation Partners account for a significant percentage of Gross Billings. Since Aeroplan's revenues are recognized based on redemptions by members as opposed to the issuance of Aeroplan Miles to members by the Accumulation Partners, the information on major customers is based on the Gross Billings of Aeroplan Miles issued through each Accumulation Partner to Aeroplan members. Gross Billings for each Accumulation Partner represent the contracted amounts received or receivable from Accumulation Partners during each period. Air Canada and its affiliates and the other Accumulation Partners accounted for significant issuance of Aeroplan Miles as follows:

	Air Canada and a subsidiary	Accumulation Partner A	Accumulation Partner B
	%	%	%
March 14, 2007 to December 31, 2007	25	52	12

In addition, LMG's major Accumulation Partner is a leading grocery chain. Due to the different nature of the businesses carried on by Aeroplan's Accumulation Partners and the relative size of the major Accumulation Partners, with the exception of the Major Accumulation Partners identified above, management considers any other concentration of credit risk not to be significant.

(Tables in thousands of dollars, except unit and per unit amounts)

9. Accumulation Partners' contracts, Property and equipment and Software and technology

	December 31, 2007		
	Cost	Accumulated depreciation and amortization	Net
	$	$	$
Accumulation Partners' contracts	**1,646,953**	**51,743**	**1,595,210**
Property and equipment			
Furniture, fixtures and computer hardware	771	160	611
Leasehold improvements	1,408	311	1,097
	2,179	**471**	**1,708**
Software and technology			
Software and technology	117,285	15,525	101,760
Software under development	18,403	-	18,403
	135,688	**15,525**	**120,163**

10. Aeroplan Miles Redemption Reserve

The Partnership maintains the Aeroplan Miles redemption reserve (the "Reserve") to supplement cash flows generated from operations in order to pay for rewards during periods of unusually high redemption activity associated with Aeroplan Miles under the Aeroplan program. As at December 31, 2007, the Reserve amounted to $400.0 million and is included in cash and cash equivalents and short-term investments.

The amount of the Reserve, as well as the types of securities it may be invested in, are based on policies established by management which may be reviewed periodically.

Any deposits of funds in non-Canadian dollar denominated investments are required to be hedged. At December 31, 2007, all the investments held as part of the reserve were denominated in Canadian dollars.

(Tables in thousands of dollars, except unit and per unit amounts)

11. Employee future benefits

Total employee pension and other future benefit costs, as recognized by Aeroplan under required defined contribution employee future benefit accounting practices, are as follows:

	March 14, 2007 to December 31, 2007	
	Pension benefits	Other future benefits
	$	$
Contact centre employees	4,608	1,021
Other Aeroplan employees	924	-
	5,532	**1,021**

Pursuant to the adoption of the Air Canada Pension Plan Solvency Deficiency Funding Regulations on August 9, 2004, Air Canada was required to make certain special payments related to funding deficiencies of its registered pension plans. These special payments may be made over a ten-year period and are based on certain actuarial calculations to be made on a periodic basis. Under the GSA (see note 3), Aeroplan has agreed to pay a portion of the special payments related to plans in which the assigned employees participate based on an estimate of the portion of the solvency deficiencies of Air Canada's pension plans attributable to the assigned employees at January 1, 2005. This expense, which is included in selling, general and administrative expenses, amounted to $1.6 million for the period March 14, 2007 to December 31, 2007.

Maximum payments in respect of the special payments should not exceed $16.1 million over the period from January 1, 2005 to December 31, 2013. The obligation in respect of special payments survives early termination. In the event that the all the assigned employees become Aeroplan employees, Aeroplan shall assume all liabilities with respect to the assigned employees as of the transfer date.

The following table sets out the remaining maximum payments for the corresponding period:

Year	Amount
	$
2008	1,851
2009	1,883
2010	1,883
2011	1,883
2012	1,883
Thereafter	1,883
	11,266

(Tables in thousands of dollars, except unit and per unit amounts)

These commitments have not been presented in the statement of financial position as they represent contributions for future services of the respective employees.

Aeroplan has indemnified Air Canada and its directors, officers, employees and agents against potential claims and grievances arising from the assignment to Aeroplan of the employees.

12. Long-Term Debt

The following is a summary of Aeroplan's authorized and outstanding credit facilities:

	Authorized	Drawn at December 31, 2007
	$	$
Revolving term facility (a)	150,000	40,000
Term facility (b)	300,000	300,000
Acquisition facility (b)	100,000	100,000
Bridge facility (c)	300,000	300,000
Prepaid interest (d)	-	(457)
Unamortized financing charges (d)	-	(4,857)
Total	**850,000**	**734,686**

(a) The revolving term facility matures on December 19, 2010, or earlier at the option of Aeroplan, without penalty, and bears interest at rates ranging from Canadian prime rate and U.S. base rate plus 0.25% to Canadian prime rate and U.S. base rate plus 1.00% and the Bankers' Acceptance rate and LIBOR plus 1.25% to 2.00%. This facility was amended on December 19, 2007 to increase the maximum authorized borrowings under this facility from $75 million to $150 million. At December 31, 2007, borrowings under the revolving term facility were in the form of prime rate advances bearing interest at 6.75%.

Letters of credit
Aeroplan has issued irrevocable letters of credit in the aggregate amount of $480,000. This amount reduces the available credit under the revolving term facility.

(b) The term and acquisition facilities mature on December 19, 2010, or earlier at the option of Aeroplan, without penalty, and bear interest at rates ranging from Canadian prime rate and U.S. base rate plus 0.25% to Canadian prime rate and U.S. base rate plus 1.00% and the Bankers' Acceptance rate and LIBOR plus 1.25% to 2.00%.

(Tables in thousands of dollars, except unit and per unit amounts)

At December 31, 2007, of borrowings under the term facility, $132.0 million were in the form of Bankers' Acceptances with a 90 day term and an effective interest rate of 5.8%. A further $168.0 million was in the form of prime rate advances bearing interest at 6.75%.

At December 31, 2007, borrowings under the acquisition facility were in the form of prime rate advances bearing interest at 6.75%.

(c) The bridge facility, which was entered into on December 19, 2007, matures on June 19, 2009, or earlier at the option of Aeroplan, without penalty, and bears interest at rates ranging from Canadian prime rate plus 0.25% to 1.00% and the Bankers' Acceptance rate plus 1.25% to 2.00%. At December 31, 2007, borrowings under the bridge facility were in the form of prime rate advances bearing interest at 6.75%.

(d) Long term debt is presented net of prepaid interest and unamortized financing charges.

Borrowings under the credit facilities are secured by substantially all the present and future assets of Aeroplan.

The continued availability of the credit facilities is subject to Aeroplan's ability to maintain certain leverage, debt service and interest coverage covenants, as well as other affirmative and negative covenants.

13. Future income taxes

Under the provisions of Bill C-52, Budget Implementation Act, 2007, which received Royal Assent on June 22, 2007, Aeroplan, as a publicly traded income trust, is considered a specified investment flow-through ("SIFT") and will become subject to tax commencing January 1, 2011. Prior to 2011, Aeroplan continues to qualify for special income tax treatment that permits a tax deduction by Aeroplan for distributions paid to its unitholders. For accounting purposes, Aeroplan has computed future income tax based on temporary differences expected to reverse after 2010 at the substantively enacted tax rate expected to apply for such periods. For periods prior to January 1, 2011, Aeroplan has not recognized any current income taxes or future income tax assets or liabilities on temporary differences expected to reverse prior to 2011 as the trust is committed to distribute to its unitholders all or virtually all of its taxable income that would otherwise be taxable in Aeroplan and Aeroplan intends to continue to meet the requirements of the Tax Act applicable to Aeroplan. Initially, the legislation imposed an income tax rate of 31.5% on Canadian public income trusts. The income tax rate was subsequently lowered in December 2007 to 29.5% for 2011 and 28% for 2012 and subsequent years.

The future income tax provision reflects the impact of the new legislation and the tax rate changes and accounts for the entire difference between the amount of the future income tax provision and the statutory income tax dollar amount of $nil.

The tax effects of temporary differences that give rise to significant portions of the future income tax assets and future income tax liabilities at December 31, 2007, that are expected to reverse after 2010, are presented below:

(Tables in thousands of dollars, except unit and per unit amounts)

Aeroplan's provision for income taxes is made up as follows:

(in thousands)	March 14, 2007 to December 31, 2007
	$
Current tax expense based on combined Federal and provincial income tax rates	-
Future income tax expense	143,000
	143,000
Future income tax expense includes:	
Future income tax recovery, exclusive of the effects of other components below	(6,000)
Future income taxes related to the substantive enactment of Bill C-52	167,000
Future income taxes related to the change in the taxation rate	(18,000)
	143,000

Future income taxes consist of the following future income tax assets (liabilities) relating to temporary differences for:

	December 31, 2007
	$
	Restated (note 22)
Current assets	
Deferred revenue	27,422
Note receivable	4,833
Other	3,107
	35,362
Long-term liabilities	
Accumulation Partners' contracts and trade name	(374,880)
Eligible capital expenditures	170,709
	(204,171)
Software and technology	(14,263)
Deferred financing costs	434
	(218,000)

Future income taxes include income taxes arising on the temporary differences between the accounting and tax bases of LMG's assets and liabilities resulting from the acquisition.

(Tables in thousands of dollars, except unit and per unit amounts)

14. Deferred Revenue

A reconciliation of deferred revenue, including deferred breakage, is as follows:

	December 31, 2007
	$
Opening balance as at March 14, 2007	1,466,012
Aeroplan Miles issued under the Aeroplan program – Gross billings	769,783
Deferred revenue assumed on acquisition of LMG	250,301
Revenue recognized for Aeroplan Miles redeemed and breakage	(665,816)
Ending balance	1,820,280
Represented by:	
Current portion [(a)]	**1,193,669**
Long-term	**626,611**

(a) The current portion is management's best estimate of the amount to be realized in the next twelve months, based on historical trends.

15. Contingent liabilities

Air Canada Miles issued prior to January 1, 2002

In accordance with the CPSA, as amended, Air Canada is responsible for the cost of the redemption for air rewards of up to a maximum of 112.4 billion Air Canada Miles accumulated by members prior to January 1, 2002. As of December 31, 2007, 105.1 billion of those Air Canada Miles had been redeemed.

In the unlikely event that Air Canada is unable to meet its obligation, Aeroplan may be required to honor Air Canada's redemption obligation. Based on Aeroplan's current average redemption cost per mile, as calculated on the basis of the current average redemption cost, calculated as a function of actual prices with Redemption Partners, including Air Canada, and the experienced mix of the various types of rewards that members have selected, based on past experience, such obligation would amount to approximately $67.0 million at December 31, 2007.

Also under the CPSA, Aeroplan is responsible for any redemptions for air rewards of Air Canada Miles issued prior to January 1, 2002, in excess of the 112.4 billion Air Canada Miles. While on the basis of current estimates, Aeroplan does not expect such redemptions to exceed 112.4 billion Air Canada Miles, the maximum potential redemption cost of meeting this obligation if all 15.3 billion estimated broken but unexpired Air Canada Miles were to be redeemed, amounts to $139.6 million at December 31, 2007.

(Tables in thousands of dollars, except unit and per unit amounts)

As a result, the total maximum potential redemption cost to Aeroplan for the total outstanding and unbroken Air Canada Miles issued prior to January 1, 2002 is estimated to be $206.6 million at December 31, 2007.

Management estimates that a 1% decrease in breakage related to the Air Canada Miles issued before January 1, 2002, would have an impact on cost of rewards and net earnings of approximately $23.6 million for the period in which the change occurred.

Aeroplan Miles issued after January 1, 2002

In addition, Aeroplan may be required to provide rewards to members for unexpired Aeroplan Miles accounted for as breakage on the Aeroplan Miles issued after December 31, 2001 for which the breakage revenue has been recognized or deferred and for which no liability has been recorded. The maximum potential redemption cost for such Aeroplan Miles is estimated to be $747.5 million at December 31, 2007. The potential redemption costs noted above have been calculated on the basis of the current average redemption cost calculated as a function of actual prices with Redemption Partners, including Air Canada, and the experienced mix of the various types of rewards that members have selected, based on past experience.

Management estimates that a 1% change in breakage related to the Aeroplan Miles issued after January 1, 2002 under the Aeroplan program, would have a total impact on revenue and net earnings of $32.7 million for the period in which the change occurred, with $24.5 million relating to prior years and $8.2 million relating to the current year.

VAT Appeal

LMG has been in litigation with Her Majesty's Revenue & Customs ("HMRC") since 2003 relating to the VAT treatment of the Nectar Program as it applies to the deductibility of input tax credits in the remittance of VAT owed, and has paid an assessed amount of £13.8 million ($27.1 million).

LMG appealed to the VAT and Duties Tribunal and was successful. HMRC then appealed to the High Court which found in favour of HMRC. LMG, in turn, appealed to the Court of Appeal, who issued a judgement in favour of LMG on October 5, 2007 requiring the refund of the assessed amount and confirming LMG's eligibility to deduct input tax credits in the future. As a result of this event, an amount receivable of £13.8 million ($27.1 million) has been recorded (note 15).

HMRC has sought leave to appeal the Court of Appeal's decision to the House of Lords. At this time, it is not yet known whether leave will be granted by the House of Lords and whether LMG will have to repay amounts awarded under the October 5, 2007 judgement.

At this time, the outcome of this contingency is not determinable and no provision for a liability has been included in these financial statements.

Other

From time to time, Aeroplan becomes involved in various claims and litigation as part of its business. While the final outcome thereof cannot be predicted, based on the information currently available, management believes the resolution of current pending claims and litigation will not have a material impact on Aeroplan's financial position and results of operations.

(Tables in thousands of dollars, except unit and per unit amounts)

Aeroplan has agreed to indemnify its Trustees, directors, and officers, to the extent permitted under corporate law, against costs and damages incurred by the Trustees, directors, and officers as a result of lawsuits or any other judicial, administrative or investigative proceeding in which the Trustees, directors, and officers are sued as a result of their services. Aeroplan's Trustees, directors, and officers are covered by Trustees', directors', and officers' liability insurance. No amount has been recorded in these financial statements with respect to the indemnification agreements.

16. Distributions

Distributions declared to the unitholders of record on the last business day of the month during the years ended December 31, 2007 and 2006 amounted to approximately $162.3 million and $37.3 million respectively, as follows:

Record date	2007		2006	
	Amount	Amount per Aeroplan Unit	Amount	Amount per Aeroplan Unit
	$	$	$	$
January	11,161,792	0.0700	1,676,125	0.0583
February	11,161,792	0.0700	1,676,125	0.0583
March	14,000,000	0.0700	2,883,178	0.0583
April	14,000,000	0.0700	2,883,178	0.0583
May	13,999,994	0.0700	2,883,178	0.0583
June	13,999,994	0.0700	2,883,178	0.0583
July	13,999,992	0.0700	3,090,885	0.0625
August	13,999,992	0.0700	3,090,885	0.0625
September	13,999,990	0.0700	3,090,885	0.0625
October	13,999,990	0.0700	3,090,885	0.0625
November	13,999,990	0.0700	3,090,885	0.0625
December	13,997,815	0.0700	6,961,792	0.0700
	162,321,341	**0.8400**	**37,301,179**	**0.7323**

(Tables in thousands of dollars, except unit and per unit amounts)

17. Units

Aeroplan may issue an unlimited number of units ("Aeroplan Units") for the consideration of, and on the terms and conditions determined by, the Trustees. Each Aeroplan Unit is transferable and represents an equal undivided beneficial interest in any distribution from Aeroplan. All Aeroplan Units are of the same class and have equal rights and privileges.

The issued and outstanding Aeroplan Units are summarized as follows:

Description	December 31, 2007		December 31, 2006	
	Number of units	$	Number of units	$
Issued June 2005 for $10 each, net of issue costs of $2,250,000	28,750,000	285,250,000	28,750,000	285,250,000
Issued on March 3, 2006 for $12.40 each	20,204,165	250,531,646	20,204,165	250,531,646
Issued on March 31, 2006 for $12.90 each	500,000	6,450,000	500,000	6,450,000
Issued on December 28, 2006 for $17.00 each	50,000,000	850,000,000	50,000,000	850,000,000
Issued on January 10, 2007 for $17.97 each	60,000,000	1,078,200,000	-	-
Issued on March 14, 2007 for $19.40 each	40,545,835	786,589,199	-	-
Sub-total	200,000,000	3,257,020,845	99,454,165	1,392,231,646
Redemption of Units tendered	(146)	(2,679)	-	-
Repurchased and cancelled	(320,000)	(5,211,233)	-	-
Issued on December 20, 2007 for $22.15 (note 4)	288,937	6,400,000	-	-
	199,968,791	3,258,206,933	99,454,165	1,392,231,646
Aeroplan Units held to fund stock-based compensation plans (note 18)	(560,739)	(10,132,320)	-	-
Total – end of year	**199,408,052**	**3,248,074,613**	**99,454,165**	**1,392,231,646**

In connection with the initial public offering and the over-allotment option, Aeroplan acquired 25,000,000 Aeroplan Units on June 29, 2005 and 3,750,000 Aeroplan Units on June 30, 2005 for $10 each. As a result, at June 30, 2005, the total number of Aeroplan Units issued was 28,750,000 for total consideration of $285.3 million, net of $2.25 million representing Aeroplan's proportionate share of the $18.0 million of offering costs paid by the Partnership.

Under the terms of the Investors' Liquidity Agreement dated June 29, 2005, the non-subordinated units held by ACE in the Partnership were exchangeable for Aeroplan Units on a one-to-one basis. The subordinated units of the Partnership held by ACE became exchangeable after December 31, 2006. Aeroplan had reserved 171,250,000 Aeroplan Units for the exercise of the exchange right. The exchange right expired after all the Partnership Units held by ACE were exchanged.

(Tables in thousands of dollars, except unit and per unit amounts)

During the year ended December 31, 2006, ACE exercised its exchange right in connection with the transactions described in note 5, and Aeroplan issued 20,204,165 Aeroplan Units at $12.40 each (representing the closing price on March 3), 500,000 Aeroplan Units at $12.90 each (representing the closing price on March 31) and 50,000,000 Aeroplan Units at $17.00 each (representing the closing price on December 28), for a total number of Aeroplan Units issued and outstanding at December 31, 2006 of 99,454,165 for total consideration of $1,392.2 million. At December 31, 2006, 100,545,835 Aeroplan Units remained available for future exchanges.

On January 10, 2007 and March 14, 2007, ACE exercised its exchange right in connection with the transactions described in note 5, and Aeroplan issued 60,000,000 Aeroplan Units at $17.97 each (representing the closing price on January 10), and 40,545,835 Aeroplan Units at $19.40 each (representing the closing price on March 14) respectively, for a cumulative total number of 200,000,000 Aeroplan Units issued for a total consideration of $3,257.0 million. Effective with the March 14, 2007 exchange transaction, all of the Partnership units held by ACE have been exchanged.

Aeroplan Units are redeemable at any time on demand by the unitholder. The redemption price per Aeroplan Unit is equal to the lesser of 90% of the market price on the date of surrender of the unit for redemption and 100% of the closing market price on the redemption date. The total amount payable in respect of Aeroplan Units tendered for redemption in the same calendar month shall not exceed $50,000. During the year, Aeroplan redeemed 146 Aeroplan units for a total cash consideration of $2,679, respectively.

Pursuant to a normal course issuer bid dated December 11, 2007, Aeroplan announced its intention to repurchase for cancellation, no later than February 29, 2008, up to 500,000 of its outstanding units. At December 31, 2007, 320,000 units were repurchased and cancelled for a total cash consideration of $7.2 million. The excess of the consideration paid over the paid-in value amounted to $2.0 million and was charged to accumulated earnings.

On December 20, 2007, in connection with the acquisition of LMG (note 4), and as partial consideration to certain management shareholders of LMG, the Fund issued 288,937 units with a total value of $6.4 million.

(Tables in thousands of dollars, except unit and per unit amounts)

18. Stock-based compensation plans

The details of Aeroplan Units held under stock-based compensation plans described in note 2 are as follows:

	December 31, 2007		
	Initial LTIP	**On-going LTIP**	**Omnibus plan**
Number of Aeroplan Units outstanding - beginning of year	567,842	85,894	65,500
Number of Aeroplan Units granted during the year	-	79,694	182,000
	567,842	165,588	247,500
Number of Aeroplan Units forfeited	(102,476)	(12,671)	(28,778)
	465,366	152,917	218,722
Number of Aeroplan Units vested	(264,120)	(5,924)	(6,222)
Number of Aeroplan Units outstanding - end of year	**201,246**	**146,993**	**212,500**
Weighted average remaining life (years)	0.50	1.45	2.62
Cost of Aeroplan Units purchased during the period ($) [a]	-	1,529	3,534
Weighted average fair value per Aeroplan Unit on date of grant ($)	12.90	17.36	21.31

[a]The cost of Aeroplan Units purchased under these plans is not materially different from their fair value at the date they were granted.

The Fund has committed to annual grants of units under the Omnibus plan as follows:

Years	**Units**
2008-2011	80,000
2012-2014	30,000
2015	10,000
Total Units to be granted	**120,000**

Pursuant to the terms of the On-going and Omnibus plans, Aeroplan Units are purchased on the open market of the Toronto Stock Exchange and are held by a trustee for the benefit of the eligible employees until their vesting. Unvested units of the Initial LTIP, which were contributed by ACE, are also held in escrow.

(Tables in thousands of dollars, except unit and per unit amounts)

19. Commitments

The minimum lease payments owed to Air Canada (described in note 3) and other parties related to the facilities leases are as follows:

Year ending December 31,	
	$
2008	4,101
2009	2,454
2010	2,512
2011	2,512
2012	2,512
Thereafter	6,772
	20,863

Under the terms of certain contractual obligations with a major Accumulation Partner, Aeroplan is required to maintain certain minimum working capital amounts in accordance with pre-established formulae. As December 31, 2007, Aeroplan complied with all such covenants.

20. Financial instruments

Fair value

The fair value of the financial instrument is the amount of consideration that would be agreed upon in an arm's length transaction between willing parties. Aeroplan uses the following methods and assumptions to estimate fair value of each class of financial instruments for which carrying amounts are included in the consolidated statement of financial position as follows:

Held to maturity

Cash and cash equivalents and short-term investments held in the Aeroplan Miles redemption reserve – The carrying amounts, included in the consolidated statement of financial position, approximate fair value as a result of the short-term maturity of the underlying instruments. Cash and cash equivalents and short-term investments are presented with accrued interest thereon.

Held for trading

Other cash and cash equivalents and short-term investments – The carrying amounts, included in the consolidated statement of financial position, approximate fair value, which is estimated to approximate amortized cost.

(Tables in thousands of dollars, except unit and per unit amounts)

Loans and receivables

Accounts receivable – The carrying amount included in the consolidated statement of financial position approximates fair value because of the short-term maturity of these instruments.

Note receivable - The carrying amount included in the consolidated statement of financial position approximates fair value, as determined by applying risk adjusted market rates.

Financial liabilities

Accounts payable and accrued liabilities and distributions payable – The carrying amounts, included in the consolidated statement of financial position, approximate fair value because of the short-term maturity of these instruments.

Long-term debt – The fair value of the borrowings under the term facilities of approximately $739.5 million is estimated as carrying value adjusted for deferred financing costs, since they bear interest at floating rates, and are typically drawn in the form of Bankers' Acceptances with a short-term maturity.

Derivatives
Currency swap - The carrying amount of the currency swap approximates its fair value, estimated on the amounts at which it could be settled, based on current market rates.

Credit risk

In accordance with its investment policy, Aeroplan invests the Reserve and excess cash, included in short-term investments and cash and cash equivalents in commercial paper or corporate bonds with a minimum rating of R-1 (high) or AA (low) and term deposits, subject to certain thresholds to reduce undue exposure to any one issuer.

Interest rate exposure

Aeroplan is exposed to fluctuations in interest rates under the terms of the outstanding credit facilities which bear interest at variable rates and have been borrowed in the form of prime rate advances and Bankers' Acceptances.

Aeroplan invests the Reserve and excess cash on hand in instruments with similar terms to maturity as the underlying Bankers' Acceptances related to the credit facilities with an objective to mitigate the interest rate exposure.

21. Subsequent events

Subsequent to year end, on January 17, 2008, Aeroplan acquired an additional 40% participation in RMMEL for a total cash consideration of AED 40 million ($11.2 million). As a result of this transaction, Aeroplan holds 60% of RMMEL and will consolidate the accounts from that date.

On January 18, 2008, LMG received £13.8 million ($27.1 million) under the VAT appeal described in note 15.

(Tables in thousands of dollars, except unit and per unit amounts)

22. Restatement of financial statements

Subsequent to the issuance of the Fund's financial statements on March 3, 2008, management determined that the line item "Acquisition of LMG, net of cash acquired" included in the statement of cash flows for the year ended December 31, 2007, was overstated by $22,000 with a corresponding overstatement of "Cash flows used in investing activities". This resulted in a corresponding understatement of the cash flows used in "Changes in non-cash working capital items and deferred revenue – third party accounts payable and accrued liabilities" and an overstatement of "Cash flows from operations" by the same amount. In addition, the line item "Distributions received from the Partnership", included under "Cash flows from investing activities" has been reclassified as "Cash flows from operating activities for both 2007 and 2006".

The effect of the above restatement is summarized as follows:

	As previously reported	Adjustment	As restated
	$	$	$
Consolidated Statement of Cash Flows - 2007			
Operating activities			
Third party accounts payable and accrued liabilities	(865)	(22,000)	(22,865)
Distributions received from the Partnership	-	22,324	22,324
Cash flows from operating activities	**252,093**	**324**	**252,417**
Investing activities			
Acquisition of LMG, net of cash acquired	(567,775)	22,000	(545,775)
Distributions received from the Partnership	22,324	(22,324)	-
Cash flows from investing activities	**(64,475)**	**(324)**	**(64,779)**
Consolidated Statement of Cash Flows - 2006			
Operating activities			
Distributions received from the Partnership	-	32,511	32,511
Cash flows from operating activities	**(467)**	**32,511**	**32,044**
Investing activities			
Distributions received from the Partnership	32,511	(32,511)	-
Cash flows from investing activities	**32,511**	**(32,511)**	**-**

Furthermore, the total on the statement of comprehensive income and the future income tax asset detailed in note 13 have also been amended to correct clerical errors.

aeroplan

limited partnership

Supplementary Financial Information

UNAUDITED

For the years ended
December 31, 2007 and 2006

aeroplan

limited partnership

Non-consolidated Statements of Operations

(in thousands of dollars, except unit and per unit amounts)

	For the years ended December 31	
	2007	2006
Operating Revenue		
Aeroplan Miles revenue		
Aeroplan Miles redeemed	$ 708,988	$ 584,188
Breakage	139,677	125,081
	848,665	709,269
Tier management, contact centre management and marketing fees from Air Canada	9,371	10,121
Other revenue	48,379	49,997
	906,415	769,387
Cost of rewards	540,061	465,254
Gross margin	366,354	304,133
Operating Expenses		
Selling, general and administrative	164,841	149,406
Depreciation and amortization	11,804	14,260
	176,645	163,666
Operating Income	189,709	140,467
Interest on long-term debt	(20,760)	(15,075)
Interest income	28,653	20,016
Amortization of deferred financing charges	-	(1,879)
Net earnings for the year	**$ 197,602**	**$ 143,529**
Weighted average number of Units	**199,506,085**	**199,707,713**
Earnings per unit		
Basic and fully diluted	**$ 0.9905**	**$ 0.7187**

(in thousands of dollars, except unit and per unit amounts)

	December 2007			December 2006		
	Gross Billings (unaudited)	**Aeroplan Miles revenue** (unaudited)	**Deferred Revenue** (unaudited)	**Gross Billings** (unaudited)	**Aeroplan Miles revenue** (unaudited)	**Deferred Revenue** (unaudited)
Beginning of year	$ -	$ -	$ 1,466,479	$ -	$ -	$ 1,323,897
Three months ended March 31	227,977	(228,561)	(584)	201,502	(183,072)	18,430
Three months ended June 30	238,931	(207,086)	31,845	212,376	(167,964)	44,412
Three months ended September 30	236,877	(205,074)	31,803	211,245	(164,678)	46,567
Three months ended December 31	248,380	(207,944)	40,436	226,728	(193,555)	33,173
End of year	**$ 952,165**	**$ (848,665)**	**$ 1,569,979**	**$ 851,851**	**$ (709,269)**	**$ 1,466,479**
Represented by						
Current [(a)]			$ 943,368			$ 798,558
Long-term			626,611			667,921
			$ 1,569,979			**$ 1,466,479**

(a) *The current portion is management's best estimate of the amount to be realized in the following year, based on historical trends.*

This schedule is presented to provide additional information on the changes in deferred revenue.

aeroplan

The sky is not the limit.



ANNUAL REPORT 2007

[redacted]

During 2007, Aeroplan's business performed well, generating sound financial returns, and giving us the flexibility to pursue strategic opportunities to realize our business objectives and to capture maximum value for you, our unitholders.

The sky is not the limit.

HIGHLIGHTS from a successful year



As at and for the years ended December 31
(in millions except per unit amounts)

	2007	2006
Limited Partnership Statement of Operations		
Total Revenue	**$ 906.4**	$ 769.4
Operating Income	**189.7**	140.5
Net Earnings	**197.6**	143.5
Earnings Per Unit	**0.9905**	0.7187
Income Fund Financial Position		
Total Assets	**$ 6,118.3**	$ 1,382.6
Total Long-Term Debt	**734.7**	-
Cash and Cash Equivalents	**456.0**	32
Short-Term Investments	**123.4**	-
Limited Partnership Other Selected Information		
Gross Billings	**$ 952.2**	$ 851.9
Adjusted EBITDA	**252.1**	216.4
Distributable Cash	**245.7**	199.4
Distributable Cash Per Unit	**1.29**	1.00
Standardized Distributable Cash	**291.9**	299.0
Standardized Distributable Cash Per Unit	**1.54**	1.50

CHAIRMAN'S Letter

On behalf of the Board of Directors and Board of Trustees, I am pleased to report that 2007 was a watershed year for Aeroplan in our evolution towards becoming the industry leader in global loyalty management. During 2007, our business performed well, generating sound financial returns, and giving us the flexibility to pursue strategic opportunities to realize our business objectives and to capture maximum value for you, our unitholders.

Among our achievements for the year, the most notable was Aeroplan's acquisition of Loyalty Management Group Limited, the premier loyalty marketing firm in the United Kingdom. The transaction brings together two strong, complementary players and significantly accelerates the realization of our strategic objectives, enhances our competitive presence at home and grows our market internationally.

As part of Aeroplan's further evolutionary process, ACE Aviation Holdings Inc. continued to reduce its ownership position, resulting in changes in the composition of the Board. As a result, I would like to thank Bernard Attali, Brett Ingersoll, Pierre Marc Johnson, John McLennan, David Richardson, Robert Warden, Marvin Yontef, and, of course, the outgoing Chairman, Robert Milton, for their service as directors and trustees of Aeroplan. I would also like to once again welcome this past year's additions to the Aeroplan Board, Messrs. John Forzani, Doug Port and Alan Rossy.

The Aeroplan Board comprises a highly experienced and diverse team of corporate leaders who share a strong commitment to company stewardship. Going forward and in light of the recent changes to the Board and to our business, we will continue to assess its size and composition.

Aeroplan's Board is committed to a comprehensive corporate governance program consisting of mandates, policies and committees designed to foster the key ethical values of honesty, transparency and integrity. It is responsible for monitoring the organization's ongoing strategic planning and assessing results to ensure that the stated goals are achieved. The Board is also responsible for overseeing Aeroplan's business by providing responsible and effective stewardship of its assets. The Board regularly meets with management to receive business updates, and also holds meetings without management present. At Aeroplan, sound corporate governance is the foundation for building investor confidence and increasing unitholder value. As the business evolves we will continue to strive for excellence in our corporate governance.

Aeroplan delivered solid results and reached a significant milestone in its strategic growth in 2007. For these achievements, I would like to thank management and employees for their dedication and efforts for delivering unrivalled service to our members and partners, for creating solid value for unitholders and for their contribution to Aeroplan's success.

On behalf of the Board, it is our privilege to move forward with the company and we will continue to work on your behalf to ensure your best interests are firmly in mind at all times.

ROBERT BROWN
Chairman

Aeroplan's Board is committed to a comprehensive corporate governance program consisting of mandates, policies and committees designed to foster the key ethical values of honesty, transparency and integrity.

The sky is not the limit.

PRESIDENT & CEO'S Message

The past year was both an important and significant year for Aeroplan financially and strategically. Financially, we delivered strong results and demonstrated the robustness of our business model. Strategically, we made great headway toward achieving our primary strategic objective of establishing the company as ***the*** leading international player in loyalty management.

Driving Strategic Growth

The defining moment of the year was our December acquisition of Loyalty Management Group Limited ("LMG"), the leading loyalty marketing and customer-driven insight and analysis company in the United Kingdom. LMG, owner of the Air Miles brand name, owns and operates Nectar, the biggest loyalty program in the U.K. After the transaction closed, LMG acquired a further 40 percent of Air Miles Middle East, giving it a 60 percent ownership position and control of this asset in an important and evolving market. LMG has an unrivalled record of creating new loyalty programs around the world. This provides Aeroplan with a proven platform for pursuing international growth.

Together, Aeroplan and LMG have a wide range of solid, long-term relationships with industry-leading partners, complementary expertise in the key retail, financial, and travel sectors, best practice in data analytics, and, perhaps most importantly, the power to lead the consolidation of the international loyalty marketplace. The LMG acquisition not only complements Aeroplan's 23-year proven track record but also brings the leading position in one of the world's biggest loyalty markets. With the mutual transfer of knowledge and expertise, we are well positioned to accelerate our retail expansion in Canada, develop financial and travel partnerships in the U.K., pursue attractive international opportunities, and advance our strategic objective of global leadership in loyalty management. The combination of Aeroplan and LMG is a great strategic business fit.

Growing Existing Partnerships

Our commercial partners are seeing the growing benefits of building out Aeroplan as a coalition loyalty program. One of the key components underlying the success of a coalition loyalty program is its ability to encourage members to engage in transactions with many partners. With more than 70 world-class partners representing more than 150 brands, the number of transactions per member is growing and our innovative partnerships group continues to develop successful campaigns that entice and reward our members for accumulating miles with multiple partners.

Our three major partners in Canada, CIBC, American Express and Air Canada, continue to account for the majority of our gross billings. Each has benefited significantly from a strong domestic economy as well as aggressive marketing and promotional offers. Through the use of their respective co-branded Aeroplan products, both CIBC and American Express continue to win market share despite intense competition among card issuers and Canadian financial institutions.

As part of our strategy to grow our core Canadian business, we continue to broaden our growing complement of industry-leading national partners.

The sky is not the limit.

Forging New Partnerships

As part of our strategy to grow the Canadian business, we continue to broaden our complement of industry-leading national retail partners. In the home improvement sector, we launched a partnership with Home Hardware, Canada's largest independent home renovation retailer, fulfilling our commitment to one of our key market segments. This exclusive multi-year arrangement allows Aeroplan members to earn one Aeroplan Mile for every $2 spent at more than 1,000 Home Hardware stores across rural and urban Canada.

By year-end, only 10 months since its launch, nearly 600,000 Aeroplan members had visited Home Hardware. Also, the company has signed up more than 200,000 new Aeroplan members since the end of February and has used our program successfully to reward its customers through a number of large-scale promotions, including million-mile giveaways. We are very pleased with the success and early results of this partnership and look forward to working with them in the coming year.

In the travel sector, we had many announcements, including:

- *Best Western International* as our first hotel partner to offer a totally web-based solution for searching, booking and confirming hotel-stay redemptions using Aeroplan Miles.
- *Starwood Hotels* as an online hotel booking redemption partner, offering Aeroplan members a totally self-service, web-based means to search for, book and confirm their hotel stay using Aeroplan.
- *Barcelo Hotels & Resorts*, with more than 130 locations throughout Spain, Mexico, the Dominican Republic, Cuba, Costa Rica and Nicaragua where visitors can now earn Aeroplan Miles while they enjoy their vacation.

Rewarding Our Members

During 2007, Aeroplan built on initiatives launched in 2006, including ClassicPlus Flight Rewards, which offer members unrestricted access to available seat inventory across the Air Canada and Air Canada Jazz networks in both Economy and Executive Class. A first in the airline industry, ClassicPlus earned Aeroplan the Frequent Flyer Program Innovation Silver Award for its development and launch. ClassicPlus offers unparalleled flexibility for reward travel and complements Aeroplan's existing ClassicFlight Rewards and global Star Alliance Rewards.

While air rewards will always be popular with our members, we have expanded our aspirational portfolio of non-air rewards to provide distinctive and leading-edge products and services that reflect the changing needs and tastes of our members. For example, last fall, we launched the Aeroplan Music Store in partnership with Hip Digital Media. By accessing *www.aeroplanmusicstore.com*, our members can participate in the increasingly popular world of downloadable digital music and have access to over one million licensed songs. We also recently enhanced our line of eco-friendly rewards as part of our *Go Green* launch in December, and signed an agreement to offer members easy access to Blue Cross customized travel insurance packages even for trips not booked through Aeroplan.

Taking Flight

In closing, I would like to comment briefly on the intentions of our major unitholder, ACE Aviation Holdings Inc. As previously announced, ACE intends to divest their remaining ownership in Aeroplan. Concurrent with this process and as part of our continuous evolution, certain changes were made to the composition of our Board of Directors and our Board of Trustees. As a result, I would like to thank the past directors and trustees of Aeroplan and welcome our new additions, John Forzani, Doug Port and Alan Rossy.

I also wish to recognize the hard work and dedication of Robert Milton, the outgoing Chairman of the Board of Directors and a driving force behind our spin out from Air Canada. On behalf of everyone at Aeroplan, I would like to acknowledge Robert's contribution and we wish him well in his future endeavours. At the same time, I would like to welcome Robert Brown, who currently serves on the Board and succeeds Mr. Milton as Chairman.

Looking Ahead

This has been an exciting time for Aeroplan with significant change and new opportunities. With the LMG acquisition behind us, our first priority is now to build on our synergies, put our combined intellectual capital to work to gain the maximum advantage and grow the core businesses in Canada and the U.K. Part of that process will be to combine Aeroplan's and LMG's expansion initiatives. Going forward, whether ultimately as a trust or as a corporation, we will seek to consolidate our position as the global industry leader through the creation or acquisition of other coalition loyalty programs, frequent flyer programs, and customer data insights businesses to support further our vision of building a truly world-class business.

To our employees, our board, commercial partners and unitholders, I would like to thank you for your contribution to our success in 2007 and the efforts made to build on our solid foundation and brand. We are optimistic about our future and are working hard towards our goal of strategic global expansion and maximizing value for all of our stakeholders.

RUPERT DUCHESNE
President and Chief Executive Officer

LMG A highly strategic acquisition

Aeroplan's strategic acquisition of Loyalty Management Group is a major milestone in the growth and development of Aeroplan and an important step forward for market expansion and shaping the future.

The sky is not the limit.




you deserve it
nectar

The LMG transaction is a major transformational step for the Company as it positions itself to become a global leader in the loyalty management industry. The move strongly complements Aeroplan's 23-year proven track record and gives the Company an unparalleled presence in one of the world's leading loyalty markets. With the mutual transfer of knowledge and expertise, Aeroplan is well positioned to accelerate its retail expansion in Canada, develop financial and travel partnerships in the U.K. and to seize attractive international market opportunities. Our new subsidiary significantly enhances Aeroplan's presence in domestic and international markets.

LMG has three main areas of activity - Nectar, Insight & Communication, and international development. Launched in 2002, Nectar is the U.K.'s largest loyalty program with approximately 50 percent of households. With strong expertise in the retail sector, the program has contracts with multiple partners in key everyday spending categories that represent thousands of outlets.

Like Aeroplan, Nectar has an active, high-velocity membership that conducts transactions with multiple partners on a regular basis. It is estimated that 19 Nectar cards are swiped every second of every day. The acquisition of Nectar provides Aeroplan with significant broad expertise in the all-important retail sector, puts us in a leading position in one of the most important and active loyalty markets in the world, and establishes Aeroplan as a global leader in this industry.

LMG's Insight & Communication ("I&C") division enables retailers and their suppliers to gain a competitive advantage by making more effective decisions based on in-depth understanding of their customers' shopping behavior. Providing consultancy and analytical capabilities, I&C works across a business to support the formation, implementation and ongoing evaluation of business strategies designed to maximize profitability through improved customer loyalty and return on investment. Over the last year, the team has developed a world class analytics tool - "Self Serve" - to commercialize

Like Aeroplan, Nectar has an active, high-velocity membership that conducts transactions with multiple partners on a regular basis. It is estimated that 19 Nectar cards are swiped every second of every day.

The sky is not the limit.

the customer data to the shared benefit of the retailer and supplier. Both of these parties can analyze the shopping behaviour of millions of consumers to provide highly accurate and detailed category management capabilities and targeted marketing communications; all of which are designed to improve retail sales performance. Through the mutual transfer of skills, expertise and best practices, Aeroplan will also have a unique opportunity to leverage this data analytics expertise in Canada as part of our expansion initiative to drive future growth.

LMG's international team identifies opportunities for launching programs with strong growth potential in new geographic markets worldwide. Prior to founding Nectar, LMG successfully replicated its coalition loyalty business model through the Air Miles brand in locations around the world, including the U.K., Canada, Spain, Holland and the Middle East. While LMG sold its stake in each of the programs, it now owns 60 percent of Air Miles Middle East, which is quickly developing into a significant market as the major branded, consumer-based businesses take hold in the region. Air Miles Middle East operates programs in UAE, Qatar and Bahrain. HSBC, one of the largest financial services conglomerates in the world, owns the remaining 40 percent.

Together, Aeroplan and LMG mark a new beginning, sharing our combined skills, expertise and experience to grow our existing franchises, exploit new business opportunities internationally, to become the leading global player in loyalty management and the associated data analytics.

INVESTING in Our Communities

At Aeroplan, we are committed to using our currency, the Aeroplan Mile, to improve lives and enrich communities at home and abroad.

Aeroplan's charitable pooling program, launched in 2003, allows members to use Aeroplan Miles to support registered community charities or provide travel assistance for people and their families with medical or other emergencies. In 2007, members pooled more than 25 million Aeroplan Miles to 120 different Charitable Pooling accounts.

In 2006, we launched Beyond Miles, our flagship online donation program, allowing members to donate their Aeroplan Miles to six outstanding not-for-profit organizations, as well as Air Canada's Kids' Horizons program.

In 2007, more than 65 million Aeroplan Miles have been donated to our Beyond Miles organizations.

This year, we celebrated the first anniversary of the Beyond Miles program. As part of the celebration, more than 28 million miles were raised on Mileage Multiplying Day, May 17, 2007. The generosity of our members, who donated more than five million Aeroplan Miles, was enhanced by seven Aeroplan commercial partners - Aeromove, Air Canada, American Express, Avis Car Rental, CIBC, Fairmont Hotels & Resorts, and National Car Rental - and by Aeroplan matching member donations two-for-one. Miles raised also included the renewal of Aeroplan's seven million Aeroplan Mile annual donation and the renewal of American Express and CIBC's commitment of 2.1 million miles each. Having our members and partners respond in such a generous and positive way demonstrates our shared commitment to social responsibility.

And the generosity did not stop there. Home Hardware marked the launch of our partnership with a one million Mile donation to Kids' Horizons, which supports pediatric hospitals across the country, including the SickKids Foundation, one of Home Hardware's three national charities. One million Miles represents up to 66 flights for children in need of care, and their families.

As a further part of our commitment, many Aeroplan employees are actively engaged in volunteering their time and effort to worthy causes in their communities. The company proudly supports their initiatives by contributing two paid half-days per year away from work to devote to their community work. In 2007, our employees collectively devoted close to 2,000 hours of their time through this program, focusing their efforts on the environment in the spring, and working with their local communities to help the homeless in the winter. In support of this initiative, Aeroplan also donated more than four million Aeroplan Miles to charitable organizations in its employees' local communities.

Through our community investment initiatives, Aeroplan, together with its coalition of employees, partners and members, works to support a growing network of local organizations and worthy causes that help us build stronger, more vibrant communities across Canada and abroad. We anticipate extending this thinking to LMG in 2008.

Having our members and partners respond in such a generous and positive way demonstrates our shared commitment to social responsibility.

The sky is not the limit.





Green It Up is a comprehensive program designed to reduce our Company's environmental footprint and make a positive difference in greening our world.

The sky is not the limit.



GREEN IT UP our responsibility

At Aeroplan, we believe that our responsibility to the environment and our business objectives are connected, and that a healthy and sustainable environment fosters Canada's economic growth and the well-being of our membership. As a responsible corporate citizen, we believe we can all do more about our impact on the environment and do more to reduce it. That is why Aeroplan launched the *Green It Up* program.

Aeroplan members are some of Canada's most frequent flyers and the country's most active and engaged citizens. The *Green It Up* program gives them the opportunity to be proactive and take action personally to improve the environment. The program includes a variety of internal and external initiatives to enable members and employees to help protect the environment. These include the carbon offset program, a loyalty industry first; eco-friendly rewards; and other corporate initiatives.

Aeroplan members can use their miles to offset emissions generated by their flights and everyday activities in two ways. First, through our carbon offset program, they can offset flights when completing reward bookings online at aeroplan.com, and second, they can redeem their Aeroplan Miles for carbon offset credits found in our online activities and merchandise catalogue.

As part of our environmental commitment, Aeroplan will match all miles redeemed by our members for carbon offsets by 20 percent, and transfer the total sum to the Carbon Reduction Fund, an independent, not-for-profit organization with the mission of funding only the highest-quality offset projects.

Aeroplan launched the carbon offset program by contributing more than 2.5 million Aeroplan Miles to the Carbon Reduction Fund. Aeroplan's partners, American Express and CIBC, generously contributed to the program's launch, each donating two million Aeroplan Miles.

In addition, Aeroplan has created a full list of sustainable rewards to enhance the reward portfolio and provide more options for members to redeem their miles, while making the environment a top priority. Launched in early 2007, Aeroplan's eco-friendly rewards have been carefully researched to ensure all products are made of environment-friendly substances, and that they have been produced in both an ethical and sustainable manner. Eco-friendly rewards range from handbags made from recycled billboards, to solar-powered watches, bamboo sheet sets, and electric scooters.

Finally, to round out our efforts to reduce Aeroplan's overall corporate environmental footprint, we have decided to offset 100 percent of employee business travel. Within our organization, Aeroplan has introduced "do not print" campaigns and enhanced recycling services. Also, employees will be rewarded for choosing public transit to get to work, and be able to donate some of their paid work time to environmental causes.

Green It Up is a comprehensive program designed to reduce our company's environmental footprint and make a positive difference in greening our world.

Aeroplan's Financials 07

Management's Discussion & Analysis of Financial Condition & Results of Operations

Aeroplan Income Fund (the "Fund") earns income from its interest in Aeroplan Limited Partnership (the "Partnership" or "Aeroplan") and its subsidiaries. The Fund's interest in the Partnership increased from 49.7% at December 31, 2006 to 79.7% at January 10, 2007, and to 100% at March 14, 2007. For the period up to March 13, 2007, the Fund accounted for its investment in the Partnership under the equity method and recorded its proportionate share of the Partnership's net earnings, calculated on the same basis as if they had been consolidated, taking into account the increases in ownership as step acquisitions from the date on which they occurred. As of March 14, 2007, the Fund held a 100% interest in the Partnership and from that date consolidates the Partnership as a variable interest entity under existing guidelines established by the Canadian Institute of Chartered Accountants (the "CICA"). On December 20, 2007, the Fund acquired all of the outstanding shares of Loyalty Management Group Limited ("LMG") and from the date of acquisition the accounts of LMG are consolidated with the Fund. Since LMG's results of operations for the period from December 21, 2007 to December, 31, 2007 were not material, they are not included in the Fund's statement of operations. The following management's discussion and analysis of financial condition and results of operations (the "MD&A") presents a discussion of the financial condition and results of operations for the Fund.

The MD&A is prepared as at March 3, 2008 and restated on March 31, 2008, as explained in note 22 to the financial statements and should be read in conjunction with the accompanying audited consolidated financial statements of the Fund for the years ended December 31, 2007 and 2006 and the notes therein, and the consolidated financial statements of the Partnership and the related notes thereto for the year ended December 31, 2006.

The Fund is entirely dependent upon the operations and financial condition of the Partnership and its subsidiaries (which include LMG). The earnings and cash flows of the Fund are affected by certain risks. For a description of those risks, please refer to the "Risks and Uncertainties Affecting the Business" section.

This MD&A is in all material respects in accordance with the recommendations provided in the CICA's July 2007 publication, Standardized Distributable Cash in Income Trusts and Other Flow-Through Entities: Guidance on Preparation and Disclosure.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

Forward-looking statements are included in this MD&A. These forward-looking statements are identified by the use of terms and phrases such as "anticipate", "believe", "could", "estimate", "expect", "intend", "may", "plan", "predict", "project", "will", "would", and similar terms and phrases, including references to assumptions. Such statements may involve but are not limited to comments with respect to strategies, expectations, planned operations or future actions.

Forward-looking statements, by their nature, are based on assumptions and are subject to important risks and uncertainties. Any forecasts or forward-looking predictions or statements cannot be relied upon due to, amongst other things, changing external events and general uncertainties of the business and its corporate structure. Results indicated in forward-looking statements may differ materially from actual results for a number of reasons, including without limitation, dependency on top Accumulation Partners, Air Canada or travel industry disruptions, reduction in activity, usage and accumulation of Aeroplan Miles, greater than expected redemptions for rewards, industry competition, supply and capacity costs, unfunded Future Redemption Costs, changes to the Aeroplan and Nectar Programs, seasonal nature of the business, regulatory matters, VAT appeal, control of the Fund, restrictions on certain unitholders and liquidity of units, future sales or distributions of units by ACE Aviation Holdings Inc., income tax matters, conversion to corporate structure, as well as the other factors identified throughout this MD&A. The forward-looking statements contained in this discussion represent the Fund's expectations as of March 3, 2008, and are subject to change after such date. However, the Fund disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations.

Aeroplan's MD&A 07

Glossary 22
Overview 23
Strategy 25
Performance Indicators 26
Capability to Deliver Results 27
Organizational Structure 29
Basis of Accounting for the Investment in the Partnership 30
Acquisition of LMG 32
2007 Highlights of Partnership's Results 34
Operating and Financial Results 34
Selected Annual Information and Reconciliation of Adjusted EBITDA and Distributable Cash 35
Reconciliation of Cash Flows from Operations to Standardized Distributable Cash and Distributable Cash 36
Historical Distribution Analysis 37
Operating Results and Performance Indicators in % Terms 37
Year Ended December 31, 2007 Compared to Year Ended December 31, 2006 38
Quarter Ended December 31, 2007 Compared to Quarter Ended December 31, 2006 40
Summary of Quarterly Results 43
Financing Strategy 44
Liquidity and Capital Resources 44
Future Income Taxes 47
Guarantees (Off-Balance Sheet Arrangements) and Contingent Liabilities 48
Transactions with Related Parties 50
Summary of Contractual Obligations 50
Distributions 51
Units 52
Earnings (Loss) Per Unit 52
Critical Accounting Estimates 52
Future Accounting Changes 54
Fair Values, Credit Risk, and Interest Rate Exposure 55
Disclosure Controls and Procedures 56
Internal Control Over Financial Reporting 56
CEO and CFO Certifications 56
Outlook 57
Risks and Uncertainties Affecting the Business 57
Risks Related to Aeroplan, LMG and the Industry 57
Risks Related to the Structure of the Fund 63
Additional Information 66

GLOSSARY

"Aeroplan Miles" - the miles issued by Aeroplan since January 1, 2002, or the points issued by LMG under the Nectar Program;

"Air Canada Miles" - the miles issued by Air Canada prior to January 1, 2002;

"Accumulation Partners" - means Commercial Partners that purchase loyalty marketing services, including Aeroplan Miles;

"Aeroplan Mile Revenue" - consists of Redemption of Aeroplan Miles and Breakage;

"Aeroplan Program" - the loyalty marketing program owned and operated by Aeroplan;

"Average Cost of Rewards per Mile" - For any reporting period, equals the cost of rewards for the period divided by the number of Aeroplan Miles redeemed for rewards during the period;

"Breakage" - Estimated Aeroplan Miles sold which are not expected to be redeemed. By its nature, Breakage is subject to estimates and judgement. Management's current best estimate of Breakage is 17% of Aeroplan Miles sold for the Aeroplan Program. The breakage rate associated with the Nectar Program is similar in magnitude to that of the Aeroplan Program. Breakage is recognized as revenue over the estimated life of a mile, currently 30 months for the Aeroplan Program, which represents the average period elapsed between the sale of a mile and its redemption for rewards. The estimated life of a point issued under the Nectar Program is 15 months;

"Broken Miles" - Miles issued, but not expired and not expected to be redeemed;

"Change in Future Redemption Costs" - Change in the estimated Future Redemption Cost liability for any quarter (for interim periods) or fiscal year (for annual reporting purposes). For purposes of this calculation, the opening balance of the Future Redemption Cost liability is revalued by retroactively applying to all prior periods the latest available Average Cost of Rewards per Mile, experienced during the most recent quarter (for interim periods) or fiscal year (for annual reporting purposes). It is calculated by multiplying the change in estimated unbroken Aeroplan Miles outstanding between periods by the Average Cost of Rewards per Mile for the period;

"Commercial Partners" - means Accumulation Partners and Redemption Partners;

"Expired Miles" - miles that have been removed from members' accounts and are no longer redeemable;

"Future Redemption Costs" - Total estimated liability of the future costs of rewards for Aeroplan Miles which have been sold and remain outstanding, net of Breakage and valued at the Average Cost of Rewards per Mile, experienced during the most recent quarter (for interim periods) or fiscal year (for annual reporting purposes);

"GAAP" - Generally accepted accounting principles in Canada;

"Gross Billings" - Gross proceeds for the sale of Aeroplan Miles;

"Maintenance Capital Expenditures" - represent expenditures incurred to sustain operations or Productive Capacity;

"miles" - the miles issued under the Aeroplan Program by either Aeroplan or Air Canada or the points issued by LMG under the Nectar Program;

"Mileage Expiry Policy" - means the rules and conditions under the Aeroplan Program pursuant to which: (i) starting January 1, 2007, miles that are unused after 7 years (84 months) in a member's account will expire, and will be deducted from the total balance in the member's account. All miles issued prior to January 1, 2007 are considered as having been accumulated on December 31, 2006 for the purpose of the 7 year period, resulting in an expiry date of December 31, 2013 and, (ii) from July 1, 2007, members must transact with the Aeroplan Program, through either one accumulation or one redemption, at least once in the prior consecutive 12-month period, failing which accumulated miles in the account will be expired. Expired miles may be reinstated for an administrative fee of $30 plus $0.01 per restored mile;

"Nectar Program" – the loyalty marketing program owned and operated by LMG;

"Productive Capacity" - Encompasses Aeroplan's and LMG's leading market positions and brands; strong base of members; relationship with Commercial Partners; and technology and employees;

"Redemption of Aeroplan Miles" - means the triggering event used to recognize revenue on the redemption of Aeroplan Miles by members based on the cumulative average selling price of the accumulated Aeroplan Miles issued since January 1, 2002;

"Redemption Partners" - means Commercial Partners that offer air travel and other rewards to members upon redemption of miles;

"SIFT" - means specified investment flow-through entity;

"SIFT Rules" - means legislation forming part of Bill-C-52, Budget Implementation Act, 2007, implementing certain proposals announced by the Minister of Finance (Canada) on October 31, 2006 to change the manner in which certain flow-through entities and the distributions from such entities are taxed;

"Tier Management Fee" - Fee charged to Air Canada to administer Air Canada's top tier (Super Elite, Elite or Prestige) membership program;

"Total Miles" - All redeemable miles (including Broken but not Expired Miles), whether issued by Aeroplan or by Air Canada (prior to January 1, 2002) under the Aeroplan Program, or by LMG under the Nectar Program.

OVERVIEW

The Fund is an unincorporated, open-ended, limited purpose trust established under the laws of the Province of Ontario on May 12, 2005 pursuant to its Declaration of Trust. The Fund is the owner of Aeroplan, Canada's premier loyalty marketing company and operator of the Aeroplan Program, and LMG, operator of the Nectar Program, the United Kingdom's largest customer reward program.

Aeroplan provides its Commercial Partners with loyalty marketing services designed to attract and retain customers and stimulate demand for such partners' products and services. Aeroplan's objective is to offer its Commercial Partners superior value relative to other marketing alternatives through access to its base of members and the design and execution of marketing programs aimed at increasing revenue, market share, and customer loyalty.

The Aeroplan Program is one of Canada's longest standing loyalty programs. It was founded in 1984 by Air Canada, Canada's largest domestic and full-service international airline, to manage the airline's frequent flyer program. Aeroplan benefits from its unique strategic relationship with Air Canada in addition to its contractual arrangements with leading Commercial Partners including AMEX, CIBC, Home Hardware, Imperial Oil (Esso), Star Alliance member airlines and numerous hotel chains and car rental companies.

Aeroplan offers its over four million active members the ability to accumulate Aeroplan Miles throughout its Accumulation Partner network through purchases of products and services. Aeroplan sells loyalty marketing services to its extensive network of Accumulation Partners, representing brands in credit and charge card, airline, and other industries. Today, credit and charge card partners generate the majority of Aeroplan's Gross Billings. Once members have accumulated a sufficient number of Aeroplan Miles, they can redeem through Aeroplan such Aeroplan Miles for air travel and other attractive rewards offered by Redemption Partners. Upon the redemption of Aeroplan Miles by its members, Aeroplan incurs the cost to acquire the desired rewards.

Historically, Aeroplan has experienced higher reward redemption activity in the first six months and greater mile accumulation in the last six months of the year.

January 1, 2007 marked the implementation of the first of the program changes announced in October 2006. These changes are principally related to mileage expiry and mileage accumulation. The changes have been designed to encourage members' active participation in the Aeroplan Program through accumulation and redemption.

Starting January 1, 2007, miles that are unused after 7 years (84-months) in a member's account will expire, and will be deducted from the total balance in the member's account. All miles issued prior to January 1, 2007 are considered as having been accumulated on December 31, 2006 for the purpose of the 7 year period, resulting in a potential expiry date of December 31, 2013.

From July 1, 2007, pursuant to the terms of the Mileage Expiry Policy, as announced in October 2006, members must transact with the Aeroplan Program, through either one accumulation or one redemption, at least once in the prior consecutive 12-month period, failing which, accumulated miles in the account will be expired. Prior to July 1, 2007, miles expired in those accounts that had no activity (accumulation or redemption) for the prior 36-months.

Expired miles may be reinstated for an administrative fee of $30 plus $0.01 per restored mile.

On December 3, 2007, the Fund announced that it had entered into an agreement to acquire LMG, a leading loyalty marketing and consumer-driven insight and analysis company that owns and operates the Nectar Program in the United Kingdom. The acquisition was concluded on December 20, 2007. LMG is primarily engaged in the operation of multi-partner coalition loyalty programs and the provision of related analytical services to retailers and their suppliers. LMG currently operates in the following principal areas:

- the Nectar Program;
- Insight & Communication; and
- Rewards Management Middle East Limited ("RMMEL")

LMG also owns the worldwide rights, trademarks and other intellectual property of the Air Miles brand and receives royalty income from these assets.

The Nectar Program is the United Kingdom's largest loyalty program and only significant coalition loyalty program. It was launched in September 2002 and enables its over 10 million active members to earn points for making everyday household purchases at leading retailers and service providers. Current Accumulation Partners include household names such as Sainsbury's, BP, American Express, EDF and Ford. Members can then redeem these points with Redemption Partners for rewards ranging from merchandise and shopping discounts to free flights and admissions to leisure attractions. The Nectar Program enables Accumulation Partners to improve customer loyalty, influence customer buying behaviour, improve marketing effectiveness and obtain customer data and analytics. Redemption Partners are able to access a discrete distribution channel and a large pool of customers.

The Insight & Communication business was established in 2007 to provide analytical services to retailers and their suppliers. The business combines customer data, usually, but not exclusively, generated through a loyalty card program, and electronic point of sale data generated when specific goods and services are purchased including their price, location and time of purchase at retailers purchase points. This data is then analysed and the insight generated used to enhance decision making in the pricing, ranging, assortment, supply and promotion of products for resale by large retail companies.

RMMEL manages loyalty programmes under the Air Miles Trademark. RMMEL operates in Middle Eastern markets, principally the United Arab Emirates, Bahrain and Qatar. The RMMEL business model is very similar to that of the Nectar Program. Sponsors in the program include domestic businesses such as Damas and the grocery retailer, Spinney's, as well as international companies such as HSBC, Bridgestone, Adidas and Hertz. On January 17, 2008 LMG increased its interest in RMMEL from the 20% held as at December 31, 2007 to 60%.

STRATEGY

The Fund's strategic vision and mission are:

To become the global leader in loyalty management; operating customer loyalty programs, providing exceptional insight into customer behaviour and delivering multi-channel communications to individual consumers.

The Fund intends to increase profitability by leveraging Aeroplan and LMG's market positions and strong base of members and Commercial Partners. The strategy in Aeroplan and Nectar is executed through the following initiatives:

- enhancing partner value proposition;
- increasing member engagement in the Aeroplan and Nectar Programs by providing new mileage accumulation opportunities and offering a wider range of rewards;
- recruiting new members by increasing brand awareness and continuously expanding and diversifying offered rewards;
- adding new travel-related and innovative value-added products, services and rewards.

The Fund is also well positioned to capitalize on Aeroplan and LMG's strong brands and value-added service offerings and to pursue development beyond the Aeroplan and Nectar Programs by:

- seeking to acquire interests in frequent flyer programs and customer loyalty programs in new geographic markets;
- developing start-up customer loyalty programs in new geographic markets;
- extending the range of services to loyalty program clients to enable them to leverage the data generated through such programs.

PERFORMANCE INDICATORS

Operating income

Revenue

The Fund derives its Gross Billings primarily from the sale of Aeroplan Miles to Accumulation Partners. A key characteristic of the business is that the gross proceeds received for the sale of Aeroplan Miles to partners, known as "Gross Billings", are deferred and recognized as revenue for GAAP purposes upon the redemption of Aeroplan Miles by the members. Based upon past experience, management anticipates that a number of Aeroplan Miles sold will never be redeemed by members. This is known as "Breakage". For those Aeroplan Miles that Aeroplan does not expect will be redeemed by members, Aeroplan recognizes revenue on a straight-line basis over the average estimated life of an Aeroplan Mile, currently estimated at 30 months for the Aeroplan Program and 15 months for the Nectar Program.

In addition, Aeroplan derives service fees for managing Air Canada's tier membership program for its most frequent flyers. Other revenue, consisting primarily of charges to members for various services, is recognized when the services are performed.

Cost of Rewards and Operating Expenses

Cost of rewards consists of the cost to purchase airline seats or other products or services from Redemption Partners in order to deliver rewards chosen by members upon redemption of their Aeroplan Miles. At that time, the costs of the chosen rewards are incurred and recognized. The total cost of rewards varies with the number of Aeroplan Miles redeemed and the cost of the individual rewards purchased in connection with such redeemed Aeroplan Miles.

The Average Cost of Rewards per Mile redeemed is an important measurement metric since a small fluctuation may have a significant impact on overall costs due to the high volume of miles redeemed.

Operating expenses incurred include contact centre operations, consisting primarily of salaries and wages, as well as advertising and promotion, information technology and systems and other general corporate expenses.

Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA)

EBITDA adjusted for certain factors particular to the business, such as changes in deferred revenue and Future Redemption Costs ("Adjusted EBITDA"), is used by management to evaluate performance, to measure compliance with debt covenants and to make decisions relating to distributions to unitholders. Management believes Adjusted EBITDA assists investors in comparing the Fund's performance on a consistent basis without regard to depreciation and amortization, which are non-cash in nature and can vary significantly depending on accounting methods and non-operating factors such as historical cost.

Change in deferred revenue is calculated as the difference between Gross Billings less Aeroplan Miles revenue recognized as a result of reward redemption activity and recognition of Breakage.

Future Redemption Costs represent management's estimated future cost of rewards in respect of Aeroplan Miles sold which remain outstanding and unbroken at the end of any given period. Future Redemption Costs are revalued at the end of any given period by taking into account the most recently determined average unit cost per Aeroplan Mile redeemed for that period (cost of rewards / Aeroplan Miles redeemed) and applying it to the total unbroken Aeroplan Miles outstanding at the end of that period. As a result, Future Redemption Costs and the Change in Future Redemption Costs must be calculated at the end of any given period and for that period. The simple addition of sequential inter-period changes to arrive at a cumulative change for a particular period may result in inaccurate results depending on the fluctuation in the Average Cost of Rewards per Mile redeemed for the period in question.

Adjusted EBITDA is not a measurement based on GAAP, is not considered an alternative to operating income or net income in measuring performance, and is not comparable to similar measures used by other issuers. For a reconciliation to GAAP, please refer to the *SELECTED ANNUAL INFORMATION AND RECONCILIATION OF ADJUSTED EBITDA AND DISTRIBUTABLE CASH* included in the *Operating and Financial Results* section. Adjusted EBITDA should not be used as an exclusive measure of cash flow because it does not account for the impact of working capital growth, capital expenditures, debt repayments and other sources and uses of cash, which are disclosed in the statements of cash flows.

Standardized Distributable Cash

Standardized Distributable Cash is a non-GAAP measure recommended by the CICA in order to provide a consistent and comparable measurement of distributable cash across entities.

Standardized Distributable Cash is defined as cash flows from operating activities, as reported in accordance with GAAP, less adjustments for:

(a) total capital expenditures as reported in accordance with GAAP; and

(b) restrictions on distributions arising from compliance with financial covenants restrictive at the date of the calculation of Standardized distributable cash.

For a reconciliation to cash flows from operations please refer to the *RECONCILIATION OF CASH FLOWS FROM OPERATIONS TO STANDARDIZED DISTRIBUTABLE CASH AND DISTRIBUTABLE CASH* included in the *Operating and Financial Results* section.

Distributable Cash

Distributable cash is a non-GAAP measure generally used by Canadian open-ended trusts as an indicator of financial performance. It should not be seen as a measurement of liquidity or a substitute for comparable metrics prepared in accordance with GAAP. For reconciliation to cash flows from operations please refer to the *RECONCILIATION OF CASH FLOWS FROM OPERATIONS TO STANDARDIZED DISTRIBUTABLE CASH AND DISTRIBUTABLE CASH* included in the *Operating and Financial Results* section. Distributable cash may differ from similar calculations as reported by other entities and, accordingly, may not be comparable to distributable cash as reported by such entities.

CAPABILITY TO DELIVER RESULTS

The Fund operates in a relatively new industry with a limited number of industry players. As a result, there is limited availability of industry comparables and Productive Capacity benchmarks.

Capital Resources

The Fund generates sufficient cash flow internally to fund cash distributions, capital expenditures and to service its debt obligations. Management believes that the Fund's internally generated cash flows, combined with its ability to access external capital, provide sufficient resources to finance its cash requirements in the foreseeable future and to maintain available liquidity, as discussed in the *Liquidity and Capital Resources* section.

Non-capital Resources

The Fund's critical non-capital resources are its brands, its strong member bases, its relationships with Commercial Partners, its technology and its employees.

Leading Market Position and Brands

The Fund's leading market position and strong brands make it highly attractive to existing and potential Commercial Partners. Management believes that its brands are associated with an attractive base of consumers in terms of household income and spending habits.

Strong Bases of Members

The Fund benefits from growing bases of over 4 million and over 10 million active members in Canada and the U.K. respectively, with attractive demographics who have demonstrated a strong willingness to collect Aeroplan Miles over other loyalty program points.

Relationship with Commercial Partners

On a combined basis, the Aeroplan and Nectar Programs have over 85 Commercial Partners, representing over 170 brands, including leading financial services, travel services, retailers and consumer products and services companies. The terms of these contractual arrangements typically range from 2 to 5 years and are longer with Air Canada and certain financial services partners. Management believes that Commercial Partners benefit from members sustained purchasing behaviour, which translates into a recurring flow of Gross Billings.

Long-Term Strategic Relationship with Air Canada

Aeroplan benefits from its unique strategic relationship with Air Canada and its affiliation with the strong Air Canada brand. Aeroplan benefits from a long-term commercial agreement for the purchase of seat capacity from Air Canada and Jazz Air Limited Partnership ("Jazz"), at attractive rates based on its status as Air Canada's largest customer. This is of great importance as travel continues to be one of the most sought after rewards under the Aeroplan Program. In addition, not only does Aeroplan have access to Air Canada's passengers for the purpose of acquiring new Aeroplan members, it also has access to Air Canada's most affluent customers through the management of its frequent flyer tier membership program. As an exclusive benefit, Aeroplan also has the ability to offer qualified members access to Air Canada's global network of Maple Leaf airport lounges.

In addition, Air Canada is one of Aeroplan's leading Commercial Partners purchasing a high volume of Aeroplan Miles yearly for the purpose of awarding Aeroplan Miles to its customers. Aeroplan is Air Canada's exclusive loyalty marketing provider based in Canada.

Technology

Aeroplan and LMG rely on a number of sophisticated systems in order to operate the contact centres, manage and analyze the member data bases and redeem rewards (directly and through the websites). Through the use of technology, Aeroplan and LMG are able to increase operational efficiency, facilitate reward redemption for their members and offer value-added services to Commercial Partners. In addition, with the acquisition of LMG and through Insight and Communications, analytical services to retailers and their suppliers can also be provided.

Employees

Aeroplan and LMG benefit from a strong and experienced employee base, which is focused on driving growth and enhancing the franchises through value-added service offerings to members and Commercial Partners.

ORGANIZATIONAL STRUCTURE

The following chart illustrates the simplified legal structure of the Fund as at December 31, 2007 (including jurisdiction of establishment / incorporation of the various entities):


Public
ACE Aviation Holdings Inc.
(Canada)
79.9%
20.1%
Aeroplan
Income Fund
(Ontario)
100%
Aeroplan Trust
(Ontario)
100%
Aeroplan Holding GP Inc.
(Canada)
0.0000005%
99.9999995%
Aeroplan LP
(Québec)
100%
Loyalty Management Group
Limited(1)
(U.K.)
20%
Rewards Management Middle
East Free Zone LLC
(RMMEL)(2)

(1) *For simplicity purposes, this diagram includes the consolidated group at the LMG level.*

(2) *In January 2008, an additional 40% interest in RMMEL was purchased by LMG, bringing the total ownership interest to 60%.*

BASIS OF ACCOUNTING FOR THE INVESTMENT IN THE PARTNERSHIP

On December 31, 2006 the Fund held 49.7% or 99,454,165 units of the Partnership with ACE Aviation Holdings Inc. ("ACE") holding the remaining 50.3% or 100,545,835 units. On January 10, 2007 and March 14, 2007, ACE exchanged 60,000,000 and 40,545,835 Partnership units respectively for an equivalent number of Fund units pursuant to the investors' liquidity agreement dated June 29, 2005. As a result of these transactions, as at March 14, 2007, the Fund held 100% of the issued and outstanding units of the Partnership.

From March 3, 2006 up to March 13, 2007 the Fund accounted for its investment in the Partnership under the equity method and recorded its proportionate share of the Partnership's net earnings, calculated on the same basis as if they had been consolidated, taking into account the increases in ownership as step acquisitions under the purchase method of accounting for investments from the date on which they occurred. Prior to March 3, 2006, the Fund's investment in the Partnership was recorded at cost.

As a result of the March 14, 2007 transaction, the Fund holds a 100% interest in the Partnership and, on that date, became the primary beneficiary of the Partnership and therefore consolidates the Partnership, from that date, as a variable interest entity under existing guidelines established by the CICA.

Under the purchase method of accounting for investments, for each of the acquisition transactions, which increased the Fund's ownership in the Partnership, the difference between the purchase price and the net book value of the Partnership's assets, on the date of the respective transaction, was allocated to the fair value of identifiable assets, including finite and indefinite life intangible assets, and any remaining difference was allocated to goodwill. Management has identified the Accumulation Partners' contracts and technology as finite life intangibles and the trade name as an indefinite life intangible, and obtained independent valuations of their value at each transaction date.

As a result of the above noted March 14, 2007 transaction, ACE no longer holds Partnership units. Pursuant to an amendment to the Securityholders' Agreement entered into on March 14, 2007, between ACE, Aeroplan Trust and Aeroplan Holding GP Inc. ("Aeroplan GP"), ACE, as a holder of Fund units, will continue to have the right to appoint the majority of the directors of Aeroplan GP for as long as it holds, directly or indirectly, 20% or more of the issued and outstanding Aeroplan GP common shares. As at December 31, 2007, ACE, through its holding of 20.1% of the issued and outstanding Fund units, indirectly held 20.1% of the Aeroplan GP common shares.

The value of the identifiable assets and their estimated useful life is detailed as follows:

(in millions)	Fund's proportionate share						Estimated useful life (years)
	June 30, 2005 14.4%	Mar. 3, 2006 10.3%	Dec 28, 2006 25.0%	Jan 10, 2007 30.0%	Mar 14, 2007 20.3%	**Total** **100.0%**	
Price per Unit	$ 10.00	$ 12.40	$ 17.00	$ 17.97	$ 19.40		
Fair value of acquired interest in the Partnership	288.0	256.9	850.0	1,078.2	786.6	**3,259.7**	
Net book value of acquired interest in the Partnership	(140.7)	(102.2)	(250.0)	(300.0)	(200.5)	**(993.3)**	
Purchase price discrepancy, allocated as follows:	428.7	359.1	1,100.0	1,378.2	987.0	**4,253.1**	
Intangible Assets							
Finite life							
Accumulation Partners' contracts	175.7	125.7	400.0	480.0	326.4	**1,507.7**	15 and 25
Software and Technology	5.6	4.0	10.0	12.0	8.1	**39.7**	5
	181.3	129.7	410.0	492.0	334.5	**1,547.5**	
Indefinite life							
Trade name	37.4	26.8	70.0	84.0	56.8	**275.0**	Indefinite
Goodwill	210.0	202.7	620.0	802.2	595.8	**2,430.6**	Indefinite
	247.4	229.4	690.0	886.2	652.5	**2,704.1**	
	428.7	359.1	1,100.0	1,378.2	987.0	**4,253.1**	

Under the equity method of accounting, the Fund's proportionate share of the Partnership's net earnings for the period January 1, 2007 to March 13, 2007 of $19.2 million included an $11.2 million amortization charge for finite life intangibles (Accumulation Partner contracts and Software and technology). During that same period, distributions declared by the Partnership accruing to the Fund in the amount of $22.3 million reduced the carrying value of the Fund's investment in the Partnership.

Effective March 14, 2007 the Fund commenced consolidation of the results of the Partnership.

Throughout this MD&A, the 2006 results, presented for comparative purposes, are those of the Partnership.

ACQUISITION OF LMG

On December 20, 2007, consistent with the Fund's strategic objective to become a leading player in loyalty management operating internationally, it acquired all of the outstanding shares of LMG for a total consideration of £355.1 million ($715.4 million), including acquisition related costs of £8.1 million ($16.0 million). In addition, an amount of £27.1 million ($53.7 million) has been placed in escrow as contingent consideration, pending the outcome of LMG's outstanding Value Added Tax ("VAT") litigation.

The Fund has performed the significance tests described under National Instrument 51-102 to determine whether it is required to file a business acquisition report in connection with the LMG acquisition, and has concluded that a business acquisition report is not required since the significance tests are not met.

The acquisition of LMG was financed through excess cash on hand, funds from the *Aeroplan Miles Redemption Reserve*, and drawings under the existing and new bridge credit facilities, the issuance of 288,937 Fund units, with a market value of $6.4 million, and notes payable to certain shareholders, in the amount of £8.7 million ($17.4 million), bearing interest at 4.7% per annum, and maturing no earlier than six months from the date of issuance, included in accounts payable and accrued liabilities.

In connection with the acquisition, the Fund purchased derivative instruments consisting of forward contracts and a currency swap. The forward contracts, in the aggregate amount of £123.4 million at an average exchange rate of 2.073, entered into on various dates, ranging from December 13 to December 17, 2007 and maturing on December 19, 2007, were designated as an accounting hedge with any changes in fair value reflected in the carrying value of the investment. The currency swap is for a 5 year term to December 19, 2012, swapping floating interest on £240.0 million at the 3-month sterling LIBOR rate, for floating interest on $500.0 million at the 3-month CDOR rate. The currency swap does not meet the criteria for hedge accounting treatment, and accordingly, changes in the fair value of the currency swap are recognized in non-operating income. At December 31, 2007, the swap had a fair value of $21.7 million.

The results of LMG for the 11 days ended December 31, 2007 have not been included in the Fund's statement of earnings, as they are not material.

Given the timing of the acquisition of LMG, a preliminary estimate of the purchase price allocation has been performed and, as permitted by Canadian accounting standards, the final valuation will be completed during 2008. Due to the fact that the purchase price allocation has not been finalized, the fair value of assets acquired and liabilities assumed could differ materially from the amounts presented in the consolidated financial statements.

The Fund has accounted for the acquisition under the purchase method of accounting, on December 20, 2007, as follows:

			Estimated useful life
Purchase price			
Cash	£ 335,159	$ 675,671	
Fund units issued	3,194	6,400	
Notes payable	8,668	17,369	
Transaction costs	8,069	16,000	
	355,090	715,440	
Net identifiable assets acquired:(c)			
Current assets and liabilities			
Cash and cash equivalents		130,442	
Short-term investments		49,560	
Accounts receivable		134,790	
Accounts payable and accrued liabilities		(214,261)	
Income taxes payable		(3,857)	
Deferred revenue		(252,529)	
Note receivable		61,021	
Property and equipment		625	
Investment in RMMEL		5,441	
Intangible assets			
Finite life			
Accumulation partners' contracts		162,003	5 to 25 years
Software and technology		42,638	3 to 5 years
Indefinite life			
Trade names		161,093	Indefinite
Goodwill(b)		477,798	Indefinite
Future income taxes		(39,324)	
		715,440	

a) Cash deposited in escrow, in the amount of $53.7 million (£27.1 million), represents contingent consideration. In the event that the VAT litigation is decided in favour of LMG, this contingent consideration will be distributed to the former shareholders with a corresponding amount recorded as an increase to goodwill.

b) Goodwill arising from the acquisition is not tax deductible.

c) Differences in the amounts shown above and amounts included in the statement of financial position arise from the fluctuation in rates of exchange between the date of acquisition and December 31, 2007.

2007 HIGHLIGHTS OF PARTNERSHIP'S RESULTS

- Gross Billings of $952.2 million for the year compared to $851.9 million for 2006, representing year over year growth of 11.8%;
- Operating income of $189.7 million, compared to $140.5 million for 2006, or a 35.1% increase;
- Net earnings of $197.6 million, compared to $143.5 million for 2006, representing an increase of 37.7%;
- Increase in earnings per unit of 37.8% compared to 2006 ($0.9905 vs $0.7187);
- Adjusted EBITDA of $252.1 million compared to $216.4 million for 2006, or an increase of 16.5%;
- Distributable Cash of $245.7 million compared to $199.4 million for 2006, representing an increase of 23.2%;
- The impact of LMG is only reflected in total assets in the Selected Annual Information and Reconciliation of Adjusted EBITDA and Distributable Cash table below since the results of operations for the 11 days from December 21, 2007 to December 31, 2007 have not been included due to the fact that they were not material.

OPERATING AND FINANCIAL RESULTS

Certain of the following financial information of the Fund has been derived from, and should be read in conjunction with, the audited consolidated financial statements for the years ended December 31, 2007, 2006 and 2005, and the related notes.

As a result of the different ownership percentages of the Partnership held by the Fund throughout the periods presented, which have resulted in different bases of accounting (from cost to consolidation), figures presented for the Fund are not comparative. Since the underlying operating entity is the Partnership, and the Fund is completely dependent upon its results, in order to provide meaningful analyses, the Fund's year to date operating income, net earnings, and earnings per unit have been adjusted to remove the effect of certain consolidation amounts (i.e.: by adding back amortization of Accumulated Partners' contracts and technology and future income taxes), to arrive at comparable results to those previously reported for the Partnership.

SELECTED ANNUAL INFORMATION AND RECONCILIATION OF ADJUSTED EBITDA AND DISTRIBUTABLE CASH

	December 31,			Year over year % Δ	
(in thousands, except miles, unit and per unit information)	2007[3]	2006[4]	2005[4]	2007 over 2006	2006 over 2005
Number of Aeroplan Miles issued (in billions)	**78.1**	69.7	62.6	12.1	11.3
Number of Total Miles redeemed (in billions)	**66.0**	57.8	52.2	14.2	10.7
Number of Aeroplan Miles redeemed (in billions)	**59.1**	49.3	40.4	19.9	22.0
Gross Billings from the sale of Aeroplan Miles	**$ 952,165**	$ 851,851	$ 754,786	11.8	12.9
Aeroplan Miles revenue	**848,665**	709,269	582,883	19.7	21.7
Tier management, contact centre management and marketing fees from Air Canada	**9,371**	10,121	12,666	(7.4)	(20.1)
Other revenue	**48,379**	49,997	44,352	(3.2)	12.7
Total revenue	**906,415**	769,387	639,901	17.8	20.2
Cost of rewards	**(540,061)**	(465,254)	(397,042)	16.1	17.2
Gross margin	**366,354**	304,133	242,859	20.5	25.2
Selling, general and administrative	**(164,841)**	(149,406)	(132,459)	10.3	12.8
Depreciation and amortization	**(11,804)**	(14,260)	(8,491)	(17.2)	67.9
Operating income before amortization of accumulation partners' contracts and technology	**$ 189,709**	$ 140,467	$ 101,909	35.1	37.8
Depreciation and amortization	**11,804**	14,260	8,491		
Change in deferred revenue	**952,165**	851,851	754,786		
Gross Billings from the sale of Aeroplan Miles					
Aeroplan Miles revenue	**(848,665)**	(709,269)	(582,883)		
Change in Future Redemption Costs[1]					
(Change in Net Aeroplan Miles outstanding x Average cost of rewards per Mile for the period)	**(52,916)**	(80,915)	(114,165)	(34.6)	(29.1)
Adjusted EBITDA	**$ 252,097**	$ 216,394	$ 168,138	16.5	28.7
Net Interest Income (Expense)	**9,889**	4,941	(666)	100.1	841.9
Maintenance Capital Expenditures	**(16,325)**	(21,923)	(15,284)	(25.5)	43.4
Distributable Cash	**$ 245,661**	$ 199,412	$ 152,188	23.2	31.0
Standardized Distributable Cash[6]	**$ 291,920**	$ 299,054	$ 305,084	(2.4)	(2.0)
Weighted average number of units (Fund)	**190,023,236**	199,707,713[2]	187,739,727[2]		
Distributable Cash per unit	**$ 1.29**	$ 1.00	$ 0.81	29.0	23.4
Standardized Distributable Cash per unit	**$ 1.54**	$ 1.50	$ 1.63	2.7	(8.0)
Adjusted net earnings[5] = Net earnings, in accordance with GAAP + amortization of accumulation partners' contracts and technology + income taxes	**$ 196,279**	$ 143,529	$ 100,304	29.2	43.1
Earnings per unit, in accordance with GAAP, adjusted for amortization of accumulation partners' contracts and technology and income taxes	**$ 1.03**	$ 0.72	$ 0.53	36.1	35.8
Total assets (Fund)	**$ 6,118,340**	$ 824,383	$ 674,221		
Total long-term liabilities (Fund)	**$ 1,579,297**	$ 967,921	$ 944,183		
Total monthly distributions declared, post offering (Partnership)	**168,000**	$ 146,460	$ 70,740	14.7	107.0
Total monthly distributions declared per unit, post offering	**$ 0.84**	$ 0.73	$ 0.38	15.1	92.1
Distributions declared, pre-offering	**-**	-	$ 311,000		

(1) The per unit cost derived from this calculation is retroactively applied to all prior periods with the effect of revaluing the liability on the basis of the latest available average unit cost;

(2) Represents weighted average number of units outstanding for the Partnership, as the YTD weighted average number of units for the Fund is not comparative;

(3) Has been derived by adding the results of the Partnership prior to March 14, 2007 to the results of the Fund for the year;

(4) 2006 and 2005 results presented for comparative purposes are those of the Partnership;

(5) Adjusted net earnings is a non-GAAP measurement;

(6) Has been derived by adding the results of the Partnership prior to March 14, 2007 to the results of the Fund for the year excluding the effect of LMG.

RECONCILIATION OF CASH FLOWS FROM OPERATIONS TO STANDARDIZED DISTRIBUTABLE CASH AND DISTRIBUTABLE CASH

Years ended December 31, (in thousands)	2007[3]	2006[4]
Cash flows from operations	**$ 308,245**	$ 320,977
Maintenance Capital Expenditures	**(16,325)**	(21,923)
Standardized Distributable Cash	**291,920**	299,054
Changes in non-cash working capital items[1]	**5,226**	(17,579)
Stock Based compensation[1]	**(3,632)**	(3,621)
Funding of stock-based compensation plans[1]	**5,063**	2,473
Change in future redemption costs[2]	**(52,916)**	(80,915)
Distributable Cash	**$ 245,661**	$ 199,412
Distributions declared	**$ 168,000**	$ 146,460
Payout ratio - *Distributions declared / Standardized Distributable Cash*	**58%**	49%
Payout ratio - *Distributions declared / Distributable Cash*	**68%**	73%
Standardized Cumulative Distributable Cash since IPO (June 29, 2005)	**$ 768,578**	$ 476,658
Cumulative distributions declared since IPO	**$ 385,200**	$ 217,200
Cumulative payout ratio since inception	**50%**	46%

(1) The impact of the respective items is considered in the calculation of Standardized Distributable Cash but they are not part of the Distributable Cash definition in accordance with the Limited Partnership Agreement. This eliminates the potential impact of timing distortions relating to the respective items;

(2) Changes in future redemption costs are included to reflect the expected change in the future redemption liability on the basis of the most recently experienced redemption costs;

(3) Represents cash flows from operations generated by the Partnership;

(4) 2006 results presented for comparative purposes are those of the Partnership.

The Fund's distributions are determined by Aeroplan GP's board of directors (the "Board of Directors") as general partner of the Partnership and by the trustees of the Fund (the "Trustees") on the basis of performance, taking into account anticipated future cash requirements. Throughout the year, monthly distributions remained unchanged at $0.0700 per unit. In order to ensure the Partnership's continued financial strength, and providing a reasonable return to its partners and unitholders, the Board of Directors and the Trustees of the Fund have considered it financially prudent not to distribute 100% of Distributable Cash in order to provide for periods of unusually high redemption activity and unforeseen events, should they occur. The Board of Directors and the Trustees will monitor the Partnership's performance throughout the year and any changes to the monthly distribution amounts are subject to their approval.

HISTORICAL DISTRIBUTION ANALYSIS

Years ended December 31, (in thousands)	2007[2]	2006[3]	2005[3]
			(post IPO)
Cash flows from operations	**$ 308,245**	$ 320,977	$ 185,181
Adjusted net earnings	**196,279**	143,529	49,160
Distributions declared, post IPO (June 29, 2005)	**168,000**	146,460	70,740
Excess of cash flows from operations over distributions declared	**140,245**	174,517	114,441
Excess (shortfall) of adjusted net earnings over distributions declared	**28,279**	(2,931)[1]	(21,580)[1]
Payout ratio -			
Distributions declared / Cash flow from operations	**55%**	46%	38%
Payout ratio -			
Distributions declared / Adjusted net earnings	**86%**	102%	144%

(1) Distributions in excess of net earnings did not represent an economic return of capital due to the fact that the earnings cycle for accounting purposes does not match the liquidity cycle of the business. Distributions were funded from Gross Billings received. These shortfalls had no impact on the covenants under the credit facilities;

(2) Represents cash flows from operations generated by the Partnership;

(3) 2006 and 2005 results presented for comparative purposes are those of the Partnership;

OPERATING RESULTS AND PERFORMANCE INDICATORS IN % TERMS

Years ended December 31, (as a % of total revenue)	2007	2006[1]
Aeroplan Miles revenue	**93.6**	92.2
Tier management, contact centre management and marketing fees from Air Canada	**1.0**	1.3
Other revenue	**5.4**	6.5
Total revenue	**100.0**	100.0
Cost of rewards	**(59.6)**	(60.5)
Gross margin	**40.4**	39.5
Selling, general and administrative expenses	**(18.2)**	(19.4)
Depreciation and amortization	**(1.3)**	(1.9)
Operating income before amortization of accumulation partners' contracts and technology	**20.9**	18.2

(1) 2006 results presented for comparative purposes are those of the Partnership.

Years ended December 31, (as a % of Gross Billings)	2007	2006[1]
Gross Billings from the sale of Aeroplan Miles	**100.0**	100.0
Aeroplan Miles revenue	**89.1**	83.3
Cost of rewards	**56.7**	54.6
Selling, general and administrative expenses	**17.3**	17.5
Operating income before amortization of accumulation partners' contracts and technology	**19.9**	16.5
Adjusted EBITDA	**26.5**	25.4
Standardized Distributable Cash	**30.7**	35.1
Distributable Cash	**25.8**	23.4

(1) 2006 results presented for comparative purposes are those of the Partnership.

YEAR ENDED DECEMBER 31, 2007 COMPARED TO DECEMBER 31, 2006

Gross Billings from the sale of Aeroplan Miles for 2007 amounted to $952.2 million compared to $851.9 million for 2006, representing an increase of $100.3 million or 11.8%. This increase is attributable to an increase of 8.4 billion or 12.1% in Aeroplan Miles sold as a result of higher purchases by Accumulation Partners. The overall increase reflects growth in consumer spending through credit and charge cards issued by Aeroplan's Accumulation Partners and continued momentum experienced by the travel industry in general.

Gross Billings from the sale of Aeroplan Miles are accounted for as deferred revenue until such Aeroplan Miles are redeemed. Aeroplan Miles redeemed are recognized as revenue at the cumulative average selling price of the accumulated Aeroplan Miles issued since January 1, 2002.

Redemption activity

Total Miles redeemed for 2007 under the Aeroplan Program amounted to 66.0 billion as compared to 57.8 billion for 2006, representing an increase of 14.2%. Higher redemption activity by members, driven in part by the impact of the launch, in Q4 2006, of ClassicPlus Flight Rewards, increased redemption of Classic and Star Alliance Rewards, and the continued expansion of non-air rewards, which provide members with a wider variety of redemption choices, explain the increase.

Of the 66.0 billion Total Miles (calculated on a first-in, first-out basis on a member account basis for air redemptions) redeemed during 2007, 89.5% or 59.1 billion represented Aeroplan Miles issued by Aeroplan with the balance representing Air Canada Miles. By comparison, during 2006, 85.3% or 49.3 billion of the 57.8 billion Aeroplan Miles redeemed were issued by Aeroplan. As the percentage of Aeroplan Miles redeemed increases, this results in a corresponding increase in revenue recognition and cost of rewards.

Given the large volume of miles issued and redeemed, slight fluctuations in the average unit redemption cost or selling price of a mile will have a significant impact on results.

Revenue recognized from the redemption and sale of Aeroplan Miles, including Breakage, amounted to $848.7 million for 2007 compared to $709.3 million for 2006, representing an increase of $139.4 million or 19.7%. This increase is mainly attributable to:

- Aeroplan Program growth, combined with a higher proportion of Aeroplan Miles redeemed, including the positive impact of higher non-air reward redemption activity, which increased by 35.3% compared to 2006, for a total of $116.2 million;
- a higher cumulative average revenue recognized per Aeroplan Mile redeemed, representing $8.6 million, primarily attributable to an increase in the cumulative average selling price of an Aeroplan Mile as a result of higher contracted rates; and
- revenue recognized from Breakage for 2007 amounted to $139.7 million (calculated at 17%) compared to $125.1 million (calculated at 17%) for 2006, representing an increase of $14.6 million or 11.7%. The increase in revenue recognized from Breakage is attributable to the increase in outstanding Aeroplan Miles as a result of growth in Gross Billings over the last 30 months compared to the 30 months ended December 31, 2006.

Revenue from tier management, contact centre management and marketing fees from Air Canada decreased to $9.4 million from $10.1 million or 7.4%. This fee is billed on the basis of actual costs incurred plus a profit margin.

Other revenue, consisting primarily of member-based revenues (charges to members for services rendered including the mileage transfer program, booking, change and cancellation fees), marketing fees, and other miscellaneous amounts, amounted to $48.4 million for 2007, compared to $50.0 million for 2006, representing a $1.6 million or 3.2% decrease. Individual fluctuations, year over year, include marketing fees, which increased $2.4 million, offset by a decrease in member based revenues, primarily membership and booking fees, which were down $4.3 million on account of a lower volume of related transactions and a change in the fee structure.

Total revenue amounted to $906.4 million for 2007 compared to $769.4 million for 2006, representing an increase of $137.0 million or 17.8%.

Cost of rewards amounted to $540.1 million for 2007 compared to $465.3 million for 2006, representing an increase of $74.8 million or 16.1%. This increase is mainly attributable to the following factors:

- a higher proportion of Aeroplan Miles (issued by Aeroplan on or after January 1, 2002) redeemed, representing $24.3 million, and higher general redemption activity mostly as a result of program growth, the Q4 2006 launch of ClassicPlus Flight rewards, and increased Classic and Star Alliance Rewards redemptions, accounting for $67.3 million, for a total of $91.6 million; and
- partially offset by a lower redemption cost per Aeroplan Mile redeemed, primarily related to air travel rewards, representing $16.8 million.

Gross margin increased 0.9% during 2007, to represent 40.4% of total revenue. This increase is primarily the result of lower redemption costs attributable to favorable changes to the redemption mix of air rewards partially offset by a lower proportion of Breakage revenue to total revenue. Breakage revenue has no cost of rewards attributable to it.

Selling, general and administrative amounted to $164.8 million for 2007 compared to $149.4 million in 2006, representing an increase of $15.4 million or 10.3%. The increase resulted primarily from higher compensation related costs, which increased $6.5 million, higher technology related costs which increased by $5.7 million as a result of higher hosting and maintenance and support costs of systems deployed into service in late 2006, and professional and other advisory fees which increased by $3.2 million.

Depreciation and amortization amounted to $11.8 million for 2007 compared to $14.3 million in 2006. This decreased expense level resulting primarily from the accelerated depreciation write-offs recorded in 2006 against certain pricing and business analytics software assets.

Amortization of accumulation partners' contracts and technology amounted to $58.1 million for 2007 and represents amortization recorded against the finite life intangibles at the consolidated Fund level. As explained previously, in order to enable a meaningful performance comparison, these charges have not been considered in the analysis.

Operating income, after adding back the amortization of accumulation partners' contracts and technology referred to above, amounted to $189.7 million for 2007 compared to $140.5 million for 2006, representing an increase of $49.2 million or 35.1% mainly attributable to the higher reward redemption activity, a higher proportion of Aeroplan Miles redeemed, as well as reduced redemption costs.

Net interest income for 2007, consists of interest revenue of $28.7 million earned on cash and cash equivalents and short-term investments on deposit; offset by interest on long-term debt of $18.8 million on the borrowings described under *Credit Facilities.*

Foreign exchange represents currency losses incurred in connection with the LMG acquisition, mainly attributable to the currency swap.

Future income taxes in the amount of $143.0 million have been recorded on the temporary differences between the accounting carrying value and tax basis of the Fund's assets and liabilities that are expected to reverse after January 1, 2011. For additional detail, refer to the discussions presented under *Income taxes* and *Future Income Taxes.*

Adjusted EBITDA for 2007 amounted to $252.1 million or 26.5% (as a % of Gross Billings) and ***Distributable Cash*** generated amounted to $245.7 million or 25.8% (as a % of Gross Billings), compared to $216.4 million or 25.4% (as a % of Gross Billings) and $199.4 million or 23.4% (as a % of Gross Billings), respectively for 2006. The positive impact of increased Gross Billings on Distributable Cash was partially offset by the $15.4 million increase in selling, general and administrative expenses and the Change in Future Redemption Costs. Adjusted EBITDA and Distributable Cash are non-GAAP measures, for additional information on these measures, please refer to the *Performance Indicators* section.

QUARTER ENDED DECEMBER 31, 2007 COMPARED TO QUARTER ENDED DECEMBER 31, 2006

Gross Billings from the sale of Aeroplan Miles for the three months ended December 31, 2007 amounted to $248.4 million compared to $226.7 million for the three months ended December 31, 2006, representing an increase of $21.7 million or 9.6%. This increase is attributable to an increase of 2.0 billion or 10.6% of Aeroplan Miles sold as a result of higher purchases by Accumulation Partners. The overall increase reflects growth in consumer spending through credit and charge cards issued by Aeroplan's Accumulation Partners and continued momentum experienced by the travel industry in general.

Gross Billings from the sale of Aeroplan Miles are accounted for as deferred revenue until such Aeroplan Miles are redeemed. Aeroplan Miles redeemed are recognized as revenue at the cumulative average selling price of the accumulated Aeroplan Miles issued since January 1, 2002.

Redemption activity

Total Miles redeemed for the quarter ended December 31, 2007 under the Aeroplan Program amounted to 15.4 billion, and remained at a level consistent with the 15.6 billion for the quarter ended December 31, 2006. In Q4 2006, Aeroplan launched ClassicPlus Flight Rewards which significantly increased the levels of redemption experienced during that quarter. Levels of redemption activity by members continue to be driven by increased redemption of Classic and Star Alliance Rewards, and the continued expansion of non-air rewards, which provide members with a wider variety of redemption choices.

Of the 15.4 billion Total Miles (calculated on a first-in, first-out basis on a member account basis for air redemptions) redeemed during the quarter ended December 31, 2007, 92.2% or 14.2 billion represented Aeroplan Miles issued by Aeroplan with the balance representing Air Canada Miles. By comparison, during the quarter ended December 31, 2006, 86.5% or 13.5 billion of the 15.6 billion Aeroplan Miles redeemed were issued by Aeroplan. As the percentage of Aeroplan Miles redeemed increases, this results in a corresponding increase in revenue recognition and cost of rewards.

Given the large volume of miles issued and redeemed, slight fluctuations in the average unit redemption cost or selling price of a mile will have a significant impact on results.

Revenue recognized from the redemption and sale of Aeroplan Miles, including Breakage, amounted to $207.9 million for the quarter ended December 31, 2007 compared to $193.6 million for the quarter ended December 31, 2006, representing an increase of $14.3 million or 7.4%. This increase is mainly attributable to:

- Program growth, combined with a higher proportion of Aeroplan Miles redeemed during the quarter, for a total of $8.3 million;
- a higher cumulative average revenue recognized per Aeroplan Mile redeemed, representing $2.0 million, primarily attributable to an increase in the cumulative average selling price of an Aeroplan Mile as a result of higher contracted rates; and
- revenue recognized from Breakage for the quarter ended December 31, 2007 amounted to $36.5 million (calculated at 17%) compared to $32.5 million (calculated at 17%) for the quarter ended December 31, 2006, representing an increase of $4.0 million or 12.3%. The increase in revenue recognized from Breakage is attributable to the increase in outstanding Aeroplan Miles as a result of growth in Gross Billings over the last 30 months compared to the 30 months ended December 31, 2006.

Revenue from tier management, contact centre management and marketing fees from Air Canada decreased to $2.7 million from $3.5 million or 22.9%. This fee is billed on the basis of actual costs incurred plus a profit margin.

Other revenue, consisting primarily of member based revenues (charges to members for services rendered including the mileage transfer program, booking, change and cancellation fees), marketing fees, and other miscellaneous amounts, amounted to $11.0 million for the quarter ended December 31, 2007 compared to $11.3 million for the quarter ended December 31, 2006, representing a decrease of $0.3 million or 2.7%. This decrease was driven by a reduction in member fees, which were lower by $1.2 million, as a result of a reduced volume of related transactions and a change in the fee structure offset by increased marketing fees in the amount of $0.9 million.

Total revenue amounted to $221.6 million for the quarter ended December 31, 2007 compared to $208.4 million for the quarter ended December 31, 2006, representing an increase of $13.2 million or 6.3%.

Cost of rewards amounted to $129.2 million for the quarter ended December 31, 2007 compared to $120.2 million for the quarter ended December 31, 2006, representing an increase of $9.0 million or 7.5%. This increase is mainly attributable to the following factors:

- a higher proportion of Aeroplan Miles (issued by Aeroplan on or after January 1, 2002) redeemed, representing $7.4 million, offset by the slightly lower redemption activity during the quarter, accounting for $1.2 million, for a total increase of $6.2 million;
- a higher redemption cost per Aeroplan Mile redeemed, primarily related to air travel rewards, representing $2.8 million.

Gross margin decreased 0.6% during the fourth quarter of 2007, representing 41.7% of total revenue. This reduction is the result of increased redemption costs attributable to changes in the redemption mix with increased air reward redemptions during the quarter.

Selling, general and administrative amounted to $43.0 million for the quarter ended December 31, 2007 compared to $47.5 million in 2006, representing a decrease of $4.5 million or 9.5%. This decrease is primarily due to lower advertising and promotion costs which decreased by $5.8 million as a result of the launch of ClassicPlus Flight Rewards in Q4 2006, and a decrease in technology related costs of $0.6 million, primarily realized through a reduction in contracted services. These decreases were offset in part by higher compensation related costs which increased by $1.5 million.

Depreciation and amortization amounted to $3.1 million for the quarter ended December 31, 2007 compared to 3.5 million in 2006.

Amortization of accumulation partners' contracts and technology amounted to $18.1 million for the quarter ended December 31, 2007 and represents amortization recorded against the finite life intangibles at the consolidated Fund level. As explained previously, in order to enable a meaningful performance comparison, these charges have not been considered in the analysis.

Operating income, after adding back the amortization of accumulation partners' contracts and technology referred to above, amounted to $46.3 million for the quarter ended December 31, 2007 compared to $37.3 million for the quarter ended December 31, 2006, representing an increase of $9.0 million or 24.1%. This increase is mainly attributable to higher reward redemption activity, a higher proportion of Aeroplan Miles redeemed, offset in part by the slight increase in redemption costs.

Net interest income for the quarter ended December 31, 2007, consists of interest revenue of $7.9 million earned on cash and cash equivalents and short-term investments on deposit; offset by interest on long-term debt of $6.5 million on the borrowings described under *Credit Facilities.*

Foreign exchange represents currency losses incurred in connection with the LMG acquisition, mainly attributable to the currency swap.

Future income taxes reflected a recovery of $25.0 million for the quarter ended December 31, 2007, representing the current period change in the future tax liability on the temporary differences between the accounting carrying value and tax basis of the Fund's assets and liabilities that are expected to reverse after January 1, 2011. Future Federal tax rate cuts announced at the end of the quarter account for the majority of the reduced future tax liability. For additional detail, refer to the discussions presented under *Income Taxes* and *Future Income Taxes.*

Adjusted EBITDA for the quarter amounted to $64.1 million or 25.8% (as a % of Gross Billings) and ***Distributable Cash*** generated amounted to $59.4 million or 23.9% (as a % of Gross Billings), compared to $57.0 million or 25.1% (as a % of Gross Billings) and $53.0 million or 23.4% (as a % of Gross Billings), respectively for the fourth quarter of 2006. The positive impact of increased Gross Billings on Distributable Cash and a decrease of $4.5 million in selling, general and administrative expenses was partially offset by the Change in Future Redemption Costs. Adjusted EBITDA and Distributable Cash are non-GAAP measures, for additional information on these measures, please refer to the *Performance Indicators* section.

SUMMARY OF QUARTERLY RESULTS

This section includes sequential quarterly data for the eight quarters ended December 31, 2007.

(in thousands, except per unit amounts) *(unaudited)*	2007				2006			
	Q4	**Q3**	**Q2[(2)]**	**Q1[(2)]**	Q4[(2)]	Q3[(2)]	Q2[(2)]	Q1[(2)]
Gross Billings	**$248,380**	**$236,877**	**$238,931**	**$227,977**	$226,728	$211,245	$212,376	$201,502
Total revenue	**221,578**	**219,239**	**220,284**	**245,314**	208,404	178,391	182,534	200,058
Cost of rewards	**129,181**	**127,205**	**128,541**	**155,134**	120,160	107,741	112,470	124,883
Gross margin	**92,397**	**92,034**	**91,743**	**90,180**	88,244	70,650	70,064	75,175
Selling, general and administrative expenses	**43,017**	**40,713**	**41,707**	**39,403**	47,451	34,464	34,948	32,438
Depreciation and amortization	**3,059**	**3,230**	**2,811**	**2,704**	3,479	3,155	3,884	3,742
Operating income before amortization of accumulation partners' contracts and technology	**46,321**	**48,091**	**47,225**	**48,073**	37,314	33,031	31,232	38,995
Amortization of accumulation partners' contracts and technology	**18,112**	**18,112**						
Operating income	**28,209**	**29,979**	**47,225**	**48,073**	37,314	33,031	31,232	38,995
Adjusted net earnings[(3)] = Net earnings, in accordance with GAAP + amortization of accumulation partners' contracts and technology + income taxes	**44,809**	**51,371**	**49,450**	**50,116**	38,469	34,320	31,755	38,985
Net earnings	**51,697**	**32,259**	**49,450**	**50,116**	38,469	34,320	31,755	38,985
Adjusted EBITDA	**64,131**	**64,519**	**65,171**	**59,980**	56,975	53,359	51,470	54,390
Standardized Distributable Cash	**47,894**	**89,667**	**68,163**	**70,856**	94,769	100,969	63,441[(1)]	39,875[(1)]
Standardized Distributable Cash per unit	**0.24**	**0.45**	**0.34**	**0.36**	0.47	0.50	0.32	0.20
Distributable Cash	**59,380**	**63,015**	**64,886**	**60,120**	52,996	50,664	47,073[(1)]	48,374[(1)]
Distributable Cash per unit	**0.30**	**0.32**	**0.33**	**0.30**	0.27	0.25	0.24	0.24
Earnings per unit, in accordance with GAAP - Fund	**0.26**	**0.16**	**(0.68)**	**0.16**	0.13	0.07	0.11	0.16
Earnings per unit, in accordance with GAAP - Partnership	**0.24**	**0.26**	**0.25**	**0.25**	0.19	0.17	0.16	0.19

(1) Maintenance capital expenditures included in Distributable Cash for Q1 and Q2 2006 have been restated to reflect the actual amount of maintenance capital expenditures incurred in each period. The amounts previously reported were based upon a pro-ration of the estimated yearly spend.

(2) Results presented for comparative purposes are those of the Partnership.

(3) Adjusted net earnings is a non-GAAP measurement.

FINANCING STRATEGY

The Fund generates sufficient cash flow internally to fund cash distributions, capital expenditures and to service its debt obligations. Management believes that the Fund's internally generated cash flows, combined with its ability to access external capital, provide sufficient resources to finance its cash requirements in the foreseeable future and to maintain available liquidity, as discussed in the *Liquidity and Capital Resources* section. Distributions are expected to continue to be funded from internally generated cash flows.

LIQUIDITY AND CAPITAL RESOURCES

Since January 1, 2002, the Fund has consistently generated positive cash flows from operations. At December 31, 2007, the Fund had $456.0 million of cash and cash equivalents and $123.4 million of short-term investments (consisting of commercial paper with maturity dates ranging between October of 2007 and January of 2008) on hand, for a total of $579.4 million. The Aeroplan Miles redemption reserve described under *Aeroplan Miles Redemption Reserve* of $400.0 million is included in this amount. The Fund's cash and cash equivalents and short-term investments do not include any asset-backed commercial paper.

The following table provides an overview of the Fund's cash flows for 2007 and 2006:

Years ended December 31, (in thousands of dollars)	2007	2006(1)
	Restated	
Cash from operating activities	**$ 252,417**	$ 320,977
Cash from (used in) investing activities	**(64,799)**	(375,743)
Cash from (used in) financing activities	**268,354**	(144,169)
Cash and cash equivalents, end of year	**456,004**	166,939

(1) 2006 results presented for comparative purposes are those of the Partnership.

Operating Activities

Cash from operations is generated primarily from the collection of Gross Billings of Aeroplan Miles and is reduced by the cash required to provide the rewards when Aeroplan Miles are redeemed and by operating and interest expenses.

Cash from operating activities was $252.4 million and $321.0 million for 2007 and 2006, respectively. Fluctuations are primarily attributable to increased earnings levels and movement in related party receivables offset by a reduced level of deferred revenue accumulation.

Investing Activities

The Fund's investment activities for 2007 were primarily attributable to the acquisition of LMG which was funded in part through excess cash on hand, funds from the *Aeroplan Miles Redemption Reserve,* including the liquidation of short-term investments, and the drawings under the existing and new bridge credit facilities.

Anticipated capital expenditures, which are primarily related to Maintenance Capital Expenditures associated with software development initiatives for fiscal 2008, are expected to approximate $30.0 million.

Financing Activities

Financing activities reflect the drawings under the respective credit facilities as described in *Investing Activities* above and the payment of distributions during the year.

Liquidity

The Fund anticipates that total capital requirements for the next twelve months of $198.0 million, including $168.0 million in respect of anticipated cash distributions, based on the current distribution rates, and approximately $30.0 million of Maintenance Capital Expenditures, will be funded from operations, available cash on deposit and, to the extent required, from the *Aeroplan Miles Redemption Reserve* where applicable (i.e. in periods of unusually high redemption activity) and bank borrowings, if necessary.

Aeroplan Miles Redemption Reserve

In conjunction with the issuance of units to the Fund and the credit facilities concluded on June 29, 2005, and December 19, 2007, Aeroplan established the Aeroplan Miles redemption reserve (the "Reserve"). As at December 31, 2007, the Reserve amounted to $400.0 million and was included in cash and cash equivalents and short-term investments.

The amount held in the Reserve, as well as the types of securities in which it may be invested (high quality commercial paper), are based on policies established by management, which are reviewed periodically.

The Reserve may be used to supplement cash flows generated from operations in order to pay for rewards during periods of unusually high redemption activity associated with Aeroplan Miles under the Aeroplan Program.

Management is of the opinion that the Reserve is sufficient to cover redemption costs, including redemption costs incurred in periods of unusually high redemption activity, as they become due, in the normal course of business.

To date, Aeroplan has not had to use the funds held in the Reserve.

At December 31, 2007, the Reserve represented 34.6% of the Future Redemption Cost liability.

The deferred revenue presented in the balance sheet represents accumulated unredeemed Aeroplan Miles valued at their weighted average selling price and unamortized Breakage. The estimated Future Redemption Cost liability of those Aeroplan Miles, calculated at the current Average Cost of Rewards per Mile redeemed, is approximately $1,156 million.

Credit Facilities

The following is a summary of the Fund's authorized and outstanding credit facilities:

In thousands	Authorized	Drawn at December 31, 2007
Revolving term facility	$ 150,000	**$ 40,000**
Term facility	300,000	**300,000**
Acquisition facility	100,000	**100,000**
Bridge Facility	300,000	**300,000**
Less: Unamortized portion of discount	-	**(457)**
Less: Unamortized portion of financing charges		**(4,857)**
Total	850,000	**734,686**

As at December 31, 2007, the Fund had authorized credit facilities of $850.0 million and borrowings of $734.7 million. Borrowings are recorded net of prepaid interest in the amount of $0.5 million and unamortized financing charges in the amount of $4.9 million.

The revolving term, term, and acquisition facilities mature on December 19, 2010, or earlier at the option of the Fund, without penalty, and bear interest at rates ranging from Canadian prime rate and U.S. base rate plus 0.25% to Canadian prime rate and U.S. base rate plus 1.00% and the Bankers' Acceptance rate and LIBOR plus 1.25% to 2.00%. The revolving term facility was amended on December 19, 2007 to increase the maximum authorized borrowings under this facility from $75 million to $150 million.

The bridge facility, which was entered into on December 19, 2007, matures on June 19, 2009, or earlier at the option of the Fund, without penalty, and bears interest at rates ranging from Canadian prime rate plus 0.25% to Canadian prime rate plus 1.00% and the Bankers' Acceptance rate plus 1.25% to 2.00%.

At December 31, 2007, borrowings under the revolving term, acquisition, and bridge facilities were in the form of prime rate advances bearing interest at 6.75%. At the same date, borrowings under the term facility in the amount of $132.0 million were in the form of Bankers' Acceptances with a 90 day term and an effective interest rate of 5.8%, with an additional $168.0 million borrowed in the form of prime rate advances bearing interest at 6.75%.

The outstanding credit facilities are secured by substantially all the present and future assets of the Fund.

The credit facilities are subject to the Fund's ability to maintain financial covenants related to leverage and debt service ratios of ≤ 2.75 and interest coverage of ≥ 3.0, as well as other affirmative and negative covenants as defined in the credit agreements.

At December 31, 2007, the Fund was in compliance with its financial covenants, as follows:

Ratio	Result	Test
Leverage	2.66	≤ 2.75
Debt service[(a)]	0.76	≤ 2.75
Interest coverage[(b)]	N/A	≥ 3.0

(a) this ratio takes into account the Fund's net debt, calculated as long-term debt less cash and short-term investments on hand. The result reflects the Fund's high liquidity position.

(b) this ratio is not applicable since the Fund has earned more interest from cash and cash equivalents and short-term investments than it has incurred on the long-term debt.

In view of the Fund's cash generation capacity and overall financial position, while there can be no assurance in this regard, management believes that the Fund will be able to pay or refinance the debt when it comes due.

FUTURE INCOME TAXES

Under the provisions of the SIFT Rules, the Fund, as a publicly traded income trust, is considered a SIFT and will become subject to tax commencing January 1, 2011. Prior to 2011, the Fund continues to qualify for special income tax treatment that permits a tax deduction by the Fund for distributions paid to its unitholders. For accounting purposes, the Fund has computed future income tax based on temporary differences expected to reverse after 2011 at the substantively enacted tax rate expected to apply for such periods. For periods prior to January 1, 2011, the Fund has not recognized any current income taxes or future income tax assets or liabilities on temporary differences expected to reverse prior to 2011 as the trust is committed to distribute to its unitholders all or virtually all of its taxable income that would otherwise be taxable in the Fund and the Fund intends to continue to meet the requirements of the Tax Act applicable to the Fund. Initially, the legislation imposed an income tax rate of 31.5% on Canadian public income trusts. The income tax rate was subsequently lowered in December 2007 to 29.5% for 2011 and 28% for 2012 and subsequent years.

The future income tax provision reflects the impact of the new legislation and the tax rate changes and accounts for the entire difference between the amount of the future income tax provision and the statutory income tax dollar amount of $nil.

The tax effects of temporary differences that give rise to significant portions of the future income tax assets and future income tax liabilities at December 31, 2007, that are expected to reverse after 2010, are presented below.

The Fund's provision for income taxes is made up as follows:

March 14, 2007 to December 31, (in thousands)	2007
Current tax expense based on combined Federal and provincial income tax rates	$ -
Future income tax expense	143,000
	143,000
Future income tax expense includes:	
Future income tax recovery, exclusive of the effects of other components below	(6,000)
Future income taxes related to the substantive enactment of Bill C-52	167,000
Future income taxes related to the change in the taxation rate	(18,000)
	143,000

Future income taxes consist of the following future income tax assets (liabilities) relating to temporary differences for:

December 31, (in thousands)	2007
	Restated
Current assets	
Deferred revenue	27,422
Note receivable	4,833
Other	3,107
	35,362
Long-term liabilities	
Accumulation Partners' contracts and trade name	(374,880)
Eligible capital expenditures	170,709
	(204,171)
Software and technology	(14,263)
Deferred financing costs	434
	(218,000)

Future income taxes include income taxes arising on the temporary differences between the accounting and tax bases of LMG's assets and liabilities resulting from the acquisition.

GUARANTEES (OFF-BALANCE SHEET ARRANGEMENTS) AND CONTINGENT LIABILITIES

Air Canada Miles

In accordance with the Commercial Participation and Services Agreement dated June 9, 2004 between Air Canada and Aeroplan, as amended, (the "CPSA"), Air Canada is responsible for the cost of the redemption for air rewards of up to a maximum of 112.4 billion Air Canada Miles accumulated by members prior to January 1, 2002. As of December 31, 2007, 105.1 billion of those Air Canada miles had been redeemed.

In the unlikely event that Air Canada is unable to meet its obligation, Aeroplan may be required to honor Air Canada's redemption obligation. Based on Aeroplan's current average redemption cost per mile, as calculated on the basis of the current average redemption cost, calculated as a function of actual prices with Redemption Partners, including Air Canada, and the experienced mix of various types of rewards that members have selected, based on past experience, such obligation would amount to approximately $67.0 million at December 31, 2007.

Also under the CPSA, Aeroplan is responsible for any redemptions for air rewards of Air Canada Miles issued prior to January 1, 2002, in excess of the 112.4 billion Air Canada Miles. While on the basis of current estimates, Aeroplan does not expect such redemptions to exceed 112.4 billion Air Canada Miles, the maximum potential redemption cost of meeting this obligation if all 15.3 billion estimated Broken but unexpired Air Canada Miles were to be redeemed, amounts to $139.6 million at December 31, 2007.

As a result, the total maximum potential redemption cost to Aeroplan for the total outstanding and unbroken Air Canada Miles is estimated to be $206.6 million at December 31, 2007.

Aeroplan has also agreed to indemnify Air Canada, its affiliates and representatives from any claims arising out of any changes made at any time by Aeroplan to the Aeroplan Program to the extent such changes are implemented to address fluctuations in Breakage related to the liability attached to miles issued prior to January 1, 2002.

Aeroplan Miles

In addition, Aeroplan may be required to provide rewards to members for unexpired Aeroplan Miles accounted for as Breakage on the Aeroplan Miles issued after December 31, 2001 for which the Breakage revenue has been recognized or deferred and for which no liability has been recorded. The maximum potential redemption cost for such Aeroplan Miles is estimated to be $747.5 million at December 31, 2007. The potential redemption costs noted above have been calculated on the basis of the current average redemption cost calculated as a function of actual prices with Redemption Partners, including Air Canada, and the experienced mix of the various types of rewards that members have selected, based on past experience.

VAT Appeal

LMG has been in litigation with Her Majesty's Revenue & Customs ("HMRC") since 2003 relating to the VAT treatment of the Nectar Program as it applies to the deductibility of input tax credits in the remittance of VAT owed, and has paid an assessed amount of £13.8 million ($27.1 million).

LMG appealed to the VAT and Duties Tribunal and won. HMRC then appealed to the High Court which found in favour of HMRC. LMG, in turn, appealed to the Court of Appeal, who issued a judgement in favour of LMG on October 5, 2007 requiring the refund of the assessed amount and confirming LMG's eligibility to deduct input tax credits in the future. As a result of this event, an amount receivable of £13.8 million ($27.1 million) was recorded in the accounts at December 31, 2007, and subsequently collected in January 2008.

HMRC has sought leave to appeal the Court of Appeal's decision to the House of Lords. At this time, it is not yet known whether leave will be granted by the House of Lords and whether LMG will have to repay amounts awarded under the October 5, 2007 judgement.

At this time, the outcome of this contingency is not determinable and no provision for a liability has been included in the financial statements.

Other

From time to time, the Fund becomes involved in various claims and litigation as part of its business. While the final outcome thereof cannot be predicted, based on the information currently available, management believes the resolution of current pending claims and litigation will not have a material impact on the Fund's financial position and results of operations.

The Fund has agreed to indemnify its Trustees, directors, and officers, to the extent permitted under corporate law, against costs and damages incurred by the Trustees, directors and officers as a result of lawsuits or any other judicial, administrative or investigative proceedings in which the Trustees, directors and officers are sued as a result of their services. The Fund's Trustees, directors and officers are covered by Trustees', directors' and officers' liability insurance. No amount has been recorded in these financial statements with respect to the indemnification agreements.

TRANSACTIONS WITH RELATED PARTIES

ACE, Air Canada's parent company, through its rights under the terms of a Securityholders' Agreement, has the ability for as long as it owns more than 20% of the Fund, to nominate a majority of the Board of Directors of the Fund and legally control the Fund. Air Canada and a subsidiary, is one of the Fund's largest Accumulation Partners, representing 25.7% and 28.6% of Gross Billings for 2007 and 2006 respectively. Air Canada, including other Star Alliance partners, is the Fund's largest Redemption Partner. For 2007, 88.6% of total reported cost of rewards was paid to Air Canada, compared to 89.7% for 2006. Selling, general and administrative expenses where Air Canada was the supplier of services represented 43.0% and 47.5% of total selling, general and administrative expenses for 2007 and 2006.

The decreasing proportions are explained by the increasing trend in redemption of non-air rewards by members in the case of cost of rewards, and reduced dependence over time on Air Canada as a service provider in the case of operating expenses.

The commercial relationship between the Fund and Air Canada and its affiliates is governed by several arrangements and agreements which are described in the Fund's Annual Information Form dated March 20, 2007.

On August 8, 2007, as provided for in the existing CPSA between the parties, Aeroplan and Air Canada reached agreement relating to fixed capacity redemption rates, to be paid by Aeroplan and Air Canada in connection with airline seat redemptions, for the period beginning January 1, 2008 through to December 31, 2010. The outcome falls within the pre-established contractual parameters and is in line with Aeroplan's business expectations.

SUMMARY OF CONTRACTUAL OBLIGATIONS

As at December 31, 2007, estimated future minimum payments under the Fund's contractual obligations are as follows:

(in millions)	**Total**	2008	2009	2010	2011	2012	thereafter
Operating leases	**$ 20.9**	$ 4.1	$ 2.5	$ 2.5	$ 2.5	$ 2.5	$ 6.8
Special payments under GSA	**11.3**	1.8	1.9	1.9	1.9	1.9	1.9
Long term debt	**740.0**	-	300.0	440.0	-	-	-
Purchase obligation under the CPSA	**4,961.3**	396.9	396.9	396.9	396.9	396.9	2,976.8
Total	**5,733.5**	402.8	701.3	841.3	401.3	401.3	2,985.5

Under the terms of certain contractual obligations with a major Accumulation Partner, The Fund is required to maintain certain minimum working capital amounts in accordance with pre-established formulas. As at December 31, 2007, the Fund complied with all such covenants.

DISTRIBUTIONS

The Fund intends to make monthly distributions to its unitholders within 15 days of the end of each month, as approved by the Trustees. Distributions declared to the unitholders of record on the last business day of the month during the years ended December 31, 2007 and 2006 amounted to $162.3 million and $37.3 million, respectively, as follows:

Record date	2007		2006	
	Amount	**Amount per Aeroplan Unit**	Amount	Amount per Aeroplan Unit
January	**$ 11,161,792**	**$ 0.0700**	$ 1,676,125	$ 0.0583
February	**11,161,792**	**0.0700**	1,676,125	0.0583
March	**14,000,000**	**0.0700**	2,883,178	0.0583
April	**14,000,000**	**0.0700**	2,883,178	0.0583
May	**13,999,994**	**0.0700**	2,883,178	0.0583
June	**13,999,994**	**0.0700**	2,883,178	0.0583
July	**13,999,992**	**0.0700**	3,090,885	0.0625
August	**13,999,992**	**0.0700**	3,090,885	0.0625
September	**13,999,990**	**0.0700**	3,090,885	0.0625
October	**13,999,990**	**0.0700**	3,090,885	0.0625
November	**13,999,990**	**0.0700**	3,090,885	0.0625
December	**13,997,815**	**0.0700**	6,961,792	0.0700
	162,321,341	**0.8400**	37,301,179	0.7323

For the year ended December 31, 2006, 58% of amounts distributed in 2006 represented return of capital and 42% represented taxable income generated from Aeroplan's operations.

The Fund will not be using the full available discretionary deductions to reduce taxable income, as part of a tax planning strategy to increase future tax deductions, and therefore 100% of distributions paid in 2007 will be taxable.

It is expected that 100% of distributions paid in 2008 will be taxable.

Distributions payable by Aeroplan to its unitholders are recorded when declared.

UNITS

As at December 31, 2007, the Fund had 199,968,791 units issued and outstanding for an aggregate amount of $3,258.2 million, compared to 99,454,165 units and $1,392.2 million at December 31, 2006.

Pursuant to a normal course issuer bid dated December 11, 2007, the Fund announced its intention to repurchase for cancellation, no later than February 29, 2008, up to 500,000 of its outstanding units. At December 31, 2007, 320,000 units were repurchased and cancelled for a total cash consideration of $7.2 million. The excess of the consideration paid over the paid-in value amounted to $2.0 million and was charged to accumulated earnings.

For additional information on units issued and outstanding please refer to *BASIS OF ACCOUNTING FOR THE INVESTMENT IN THE PARTNERSHIP AND ACQUISITION OF LMG.*

EARNINGS (LOSS) PER UNIT

The Fund's earnings (loss) per unit amounted to ($0.1352) and $0.4077 for the years ended December 31, 2007 and 2006 respectively.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates, judgments and assumptions that management believes are reasonable based upon the information available. These estimates, judgments and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results can differ from those estimates. Management has identified the areas, discussed below, which it believes are the most subject to judgments, often requiring the need to make estimates about the effects of matters that are inherently uncertain and may change significantly in subsequent periods.

The significant accounting policies are described in note 2 to the December 31, 2007 audited consolidated financial statements. The policies which the Fund believes are the most critical to aid in fully understanding and evaluating its reported financial results include the following:

Revenue Recognition

Aeroplan Miles Revenue - Breakage

The Fund earns revenue from the sale of Aeroplan Miles to Accumulation Partners based on individual contracts with each Accumulation Partner. Since the earnings process is not complete at the time an Aeroplan Mile is sold, the Gross Billings from the sale of Aeroplan Miles are deferred and recognized as revenue when Aeroplan Miles are redeemed by members. For those Aeroplan Miles that the Fund has estimated will go unredeemed by members, the Fund recognizes revenue over the estimated average life of an Aeroplan Mile, currently estimated at 30 months for miles issued under the Aeroplan Program and 15 months for those issued under the Nectar Program.

Management's estimate of the number of Aeroplan Miles sold that will never be redeemed by members, known as "Breakage", is currently estimated at 17% of Aeroplan Miles sold for the Aeroplan Program. The breakage factor associated with the Nectar Program is similar in magnitude to that of the Aeroplan Program. In developing this estimate, management takes into consideration that the issuance and redemption of Aeroplan Miles is influenced by the type of Commercial Partners and their volume of transactions, the types of rewards offered, the overall health of the economy, the nature and extent of promotional activity in the marketplace and the extent of competing loyalty programs.

Mileage redemption is mainly driven by member behaviour, which itself is a function of many factors including, but not limited to, economic conditions and evolving rules and offerings of the Aeroplan and Nectar Programs. Such behavioural changes take place over time as the members understand their impact and may cause breakage to fluctuate in either a positive or negative direction. Breakage is also a function of member behaviour, which continuously adapts to changes in rules and offerings to the Aeroplan and Nectar Programs. As a result, the measurement of Breakage, at any one point in time, has inherent limitations, in that, it may not reflect behavioural changes resulting from the latest revisions to such programs. Breakage will only be determined with absolute certainty at the end of the life of the Aeroplan and Nectar Programs.

Management's estimate of Broken Aeroplan Miles impacts the amount of Breakage revenue recognized. Breakage revenue is included in the financial statements with earned revenue from the sale of Aeroplan Miles and represented $139.7 million for the year ended December 31, 2007 compared to $125.1 million for the year ended December 31, 2006. Management monitors factors affecting Breakage and from time to time, but at least every two years or earlier if such monitoring indicates that a significant change in Breakage may have occurred, may use independent third party experts to assist in the determination of the appropriate level of Breakage, including the average life of an Aeroplan Mile.

During 2006, in accordance with its policy to review Breakage every two years, management, assisted by independent experts, completed its review of the estimated Breakage factor used for the Aeroplan Program to determine the number of Total Miles sold which are not expected to be redeemed, on the basis of data accumulated until the end of 2005. As these studies were based on data up to December 31, 2005, which did not take into account the impact of the ClassicPlus Flight rewards program introduced in October of 2006, management, assisted by an independent firm of experts, has conducted a Breakage review on the basis of data accumulated until the end of 2006. Based on the results of this update, the estimated Breakage factor for the Aeroplan Program remains at 17%. In addition, during 2008, management is conducting a full Breakage review, taking into consideration a full year's redemption data of ClassicPlus Flight rewards and other factors.

Management estimates that a 1% change in Breakage related to the Aeroplan Program would have a total impact on revenue and net earnings, and consequently distributable cash, for the period in which the change occurred, of $32.7 million with $24.5 million relating to prior years and $8.2 million relating to the current period. Management estimates that a 1% decrease in Breakage related to the Air Canada Miles would have an impact on cost of rewards and net earnings of approximately $23.6 million for the period in which the change occurred.

Accumulation Partners' contracts and software and technology

Accumulation Partners' contracts and software and technology are considered long-lived assets with finite lives. Accumulation Partners' contracts are recorded at cost and are amortized using the straight-line method over their estimated lives, typically 5 - 25 years.

Software and technology are recorded at cost and amortized using the straight-line method over 3 to 5 years. Software under development includes costs paid to third parties such as consultants' fees and other direct costs of development. Amortization will commence upon completion of development once the software is available for use.

Accumulation Partners' contracts and software and technology are tested for impairment whenever circumstances indicate that the carrying value may not be recoverable. When such a situation arises, the future cash flows associated with the particular asset's use and disposition are compared to its carrying amount to determine if the carrying amount is recoverable. Any impairment loss is measured as the amount by which the asset's carrying value exceeds its fair value.

Trade name and Goodwill

Trade name is considered an intangible asset with an indefinite life, is recorded at cost, and is not amortized but instead is tested for impairment annually, or more frequently should events or changes in circumstances indicate that the trade name may be impaired. The impairment test consists of a comparison of the fair value of the intangible asset with its carrying amount. If the carrying amount exceeds the fair value, the trade name is written down to its fair value.

Goodwill is recorded at cost and is not amortized. Instead, goodwill is tested for impairment annually and when an event or circumstances have occurred that more likely than not reduce the fair value of the reporting unit below its carrying value. The Fund is a single reporting unit. The impairment test is carried out in two steps. First, the carrying amount of the Fund, including goodwill, is compared to its quoted market value. If the quoted market value exceeds the carrying amount, goodwill is not considered to be impaired, and therefore the second step of the impairment test is unnecessary.

The second step is performed when the carrying amount of the reporting unit exceeds its quoted market value. In such a case, the implied fair value of goodwill, determined in the same manner as the respective value would be determined in a business combination, is compared with its carrying amount in order to measure the amount of the impairment loss, if any.

Management has obtained independent valuations of the Fund's finite and indefinite life intangibles and has estimated the useful life of the finite life intangibles. Management will monitor the value of the intangibles to determine whether any impairment in their carrying value has occurred or whether their estimated life has changed.

Income taxes

The Fund provides for income taxes using the liability method of tax allocation. Under this method, future income tax assets and liabilities are determined based on deductible or taxable temporary differences between the financial statement values and the tax values of assets and liabilities, using enacted income tax rates expected to be in effect for the year in which the differences are expected to reverse. Any current income taxes arise from foreign operations.

FUTURE ACCOUNTING CHANGES

Capital Disclosures and Financial Instruments - Presentation and Disclosure

The CICA issued three new accounting standards: section 1535, *Capital Disclosures,* section 3862, *Financial Instruments - Disclosures,* and section 3863, *Financial Instruments - Presentation.* These new standards will be effective for fiscal years beginning on or after October 1, 2007, and the Fund will adopt them on January 1, 2008. The Fund is in the process of evaluating the disclosure and presentation requirements of the new standards.

Section 1535 establishes disclosure requirements about an entity's capital and how it is managed. The purpose will be to enable users of the financial statements to evaluate the entity's objectives, policies and processes for managing capital.

Sections 3862 and 3863 will replace section 3861, *Financial Instruments - Disclosure and Presentation*, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections will place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

Goodwill and intangible assets

Goodwill and intangible assets, section 3064, which replaces *Goodwill and Other Intangible Assets*, section 3062, and *Research and Development Costs*, section 3450, establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. The provisions relating to the definition and initial recognition of intangible assets are equivalent to the corresponding provisions of International Financial Reporting Standard IAS 38, "Intangible Assets." The new standard also provides guidance for the recognition of internally developed intangible assets, including assets developed from research and development activities, ensuring consistent treatment of all intangible assets, whether separately acquired or internally developed. The section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008 with earlier adoption encouraged. The Fund is currently evaluating the impact of this standard on its financial statements.

FAIR VALUES, CREDIT RISK, AND INTEREST RATE EXPOSURE

Fair values - The fair value of the financial instrument is the amount of consideration that would be agreed upon in an arm's length transaction between willing parties. The Fund uses the following methods and assumptions to estimate fair value of each class of financial instruments for which carrying amounts are included in the consolidated statement of financial position as follows:

Held to maturity: Cash and cash equivalents and short-term investments held in the Aeroplan Miles redemption reserve - The carrying amounts, included in the consolidated statement of financial position, approximate fair value as a result of the short-term maturity of the underlying instruments. Cash and cash equivalents are presented with accrued interest thereon.

Held-for-trading: Other cash and cash equivalents and short-term investments - The carrying amounts, included in the consolidated statement of financial position, approximate fair value, which is estimated to approximate amortized cost.

Loans and receivables:

Accounts receivable - The carrying amount included in the consolidated statement of financial position approximates fair value because of the short-term maturity of these instruments.

Note receivable - the carrying amount included in the consolidated statement of financial position approximates fair value, as determined by applying risk adjusted market rates.

Financial liabilities:

Accounts payable and accrued liabilities and distributions payable - The carrying amounts, included in the consolidated statement of financial position, approximate fair value because of the short-term maturity of these instruments.

Long-term debt - The fair value of the borrowings under the term facilities, of approximately $739.5 million is estimated as carrying value adjusted for deferred financing costs, since they bear interest at floating rate, and are typically drawn in the form of prime rate advances and/or Bankers' Acceptances with a short-term maturity.

Derivatives:

Currency swap – The carrying amount of the currency swap approximates its fair value, estimated on the amounts at which it could be settled, based on current market rates.

Credit risk - In accordance with its investment policy, the Fund invests the Reserve and excess cash, included in short-term investments and cash and cash equivalents in commercial paper or corporate bonds with a minimum rating of R-1 (high) or AA(low) and term deposits, subject to certain thresholds to reduce undue exposure to any one issuer.

Interest rate exposure - The Fund is exposed to fluctuations in interest rates under the terms of the outstanding credit facilities which bear interest at variable rates and has been borrowed in the form of prime rate advances and Bankers' Acceptances. Due to the short-term nature of the underlying Bankers' Acceptances (typically 30-90 days), the carrying value of the long-term debt approximates fair value.

The Fund invests the Reserve and excess cash on hand in high quality instruments with similar terms to maturity as the underlying instruments related to the credit facility, with an objective to mitigate the interest rate exposure.

DISCLOSURE CONTROLS AND PROCEDURES

The Fund's disclosure controls and procedures have been designed to provide reasonable assurance that all relevant information is identified to its Disclosure Committee to ensure appropriate and timely decisions are made regarding public disclosure.

The Chief Executive Officer (CEO) and Chief Financial Officer (CFO) have concluded that the Fund's disclosure controls and procedures are effective based upon an evaluation of these controls and procedures conducted at December 31, 2007.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for designing such internal controls over financial reporting, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

No changes were made in the Fund's internal control over financial reporting during the year ended December 31, 2007, that have materially affected, or are reasonably likely to materially affect, the Fund's internal control over financial reporting.

CEO AND CFO CERTIFICATIONS

The Fund files certifications relating to its annual filings, signed by the CEO and CFO, with the Canadian Securities Administrators upon filing of the Fund's 2007 annual financial statements and MD&A. In these filings, the CEO and CFO certify, as required by Multilateral Instrument 52-109, the appropriateness of the financial disclosure, the effectiveness of the Fund's disclosure controls and procedures, and the design of internal control over financial reporting to provide reasonable assurance as to its reliability and the preparation of financial statements for external purposes in accordance with GAAP. The Fund's CEO and CFO also certify the appropriateness of the financial disclosures in its interim filings, and that they have caused disclosure controls and procedures and internal control over financial reporting to be designed.

The Audit, Finance and Risk Committee reviewed this MD&A, and the audited consolidated financial statements, and the Board of Directors and the Trustees approved these documents prior to their release.

OUTLOOK

Management is committed to deliver its 2008 business plan including continued expansion of Commercial Partners, available rewards and operating efficiency through investments in technological solutions.

In 2006, 58% of the Fund's distributions represented return of capital and 42% represented income. As part of a tax planning strategy to increase future tax deductions, the Fund will not be using the full available discretionary deductions to reduce taxable income, and therefore 100% of distributions paid during 2007 will be taxable.

It is expected that 100% of distributions paid in 2008 will be taxable.

The amount of distributions remains subject to review throughout the year and any changes to the monthly distribution amounts are subject to the approval of the Trustees.

To ensure that the Fund's capital structure is efficient and that unitholder value is being maximized, the Board of Trustees and the Board of Directors have requested that management retain independent financial advisors to conduct an in-depth analysis to consider a potential reorganization of the Fund's income trust structure to a corporate structure. Although no final decision has been made at this time, the review may lead to a recommendation in the near future that unitholders approve a conversion to a corporation.

RISKS AND UNCERTAINTIES AFFECTING THE BUSINESS

The results of operations and financial condition of the Fund are subject to a number of risks and uncertainties, and are affected by a number of factors outside of the control of management. The following section summarizes certain of the major risks and uncertainties that could materially affect future business results going forward.

RISKS RELATED TO AEROPLAN, LMG AND THE INDUSTRY

Dependency on Top Accumulation Partners

Aeroplan's top three Accumulation Partners were responsible for 89% of Gross Billings for the year ended 2007. Similarly, one Accumulation Partner accounts for a significant amount of the Gross Billings of LMG. A decrease in sales of Aeroplan Miles to any significant partner, for any reason, including a decrease in pricing or activity, or a decision to either utilize another service provider or to no longer outsource some or all of the services provided, could have a material adverse effect on Gross Billings. Subject to the minimum number of Aeroplan Miles to be purchased by Air Canada under the CPSA, Air Canada can change the number of Aeroplan Miles awarded per flight without Aeroplan's consent, which could result in a significant reduction in Gross Billings. There is no assurance that Aeroplan and LMG will be able to renew their contracts with their principal Accumulation Partners on similar terms, or at all when they expire.

Air Canada or Travel Industry Disruptions

Aeroplan's members' strong demand for air travel creates a significant dependency on Air Canada in particular and the airline industry in general. Any disruptions or other material adverse changes in the airline industry, whether domestic or international, affecting Air Canada or a Star Alliance member airline, could have a material adverse impact on Aeroplan's business. This could manifest itself in Aeroplan's inability to fulfill members' flight redemption requests or to provide sufficient accumulation opportunities. As a result of airline or travel services industry disruption, such as those which resulted from the terrorist attacks on September 11, 2001, or as might result from political instability, other terrorist acts or war, or from increasingly restrictive security measures, such as the current restrictions on the content of carry-on baggage, too much uncertainty could result in the minds of the traveling public and have a material adverse effect on passenger demand for air travel. Consequently, members might forego redeeming miles for air travel and therefore might not participate in the Aeroplan Program to the extent they previously did which could adversely affect revenue from the Aeroplan Program. A reduction in member use of the Aeroplan Program could impact Aeroplan's ability to retain its current partners and members and to attract new Commercial Partners and members.

Airline Industry Changes and Increased Airline Costs

Air travel rewards remain the most desirable reward for consumers under the Aeroplan Program. An increase in low cost carriers and the airline industry trend which has major airlines offering low cost fares may negatively impact the incentive for consumers of air travel services to book flights with Air Canada or participate in the Aeroplan Program. Similarly, any change which would see the benefits of Star Alliance reduced either through Air Canada's, or, less importantly, another airline's withdrawal from Star Alliance or its dissolution could also have a negative impact since Aeroplan's members would lose access to the existing portfolio of international reward travel. In addition, the growth or emergence of other airline alliance groups could have a negative impact on Aeroplan by reducing traffic on Air Canada and Star Alliance member airlines.

The airline industry has been subject to a number of increasing costs over the last several years, including increases in the cost of fuel and insurance, and increased airport user fees and air navigation fees. These increased costs may be passed on to consumers, increasing the cost of redeeming Aeroplan Miles for air travel rewards. This may negatively impact consumer incentive to participate in the Aeroplan Program.

Reduction in Activity, Usage and Accumulation of Aeroplan Miles

A decrease in Gross Billings from any Accumulation Partner, for any reason, including a decrease in pricing or activity, or a decision to either utilize another service provider or to no longer outsource some or all of the services provided, or a decrease in the accumulation of Aeroplan Miles by members could have a material adverse effect on Gross Billings and revenue.

Retail Market/Economic Downturn

The markets for the services that Aeroplan and LMG offer may fail to expand or may contract and this could negatively impact growth and profitability. Loyalty and database marketing strategies are relatively new to retailers, and there can be no guarantee that merchants will continue to use these types of marketing strategies. In addition, Gross Billings are dependent on levels of consumer spend with Accumulation Partners, and any slowdown or reduction in consumer activity may have an impact on Aeroplan Miles issuance.

Greater than Expected Redemptions for Rewards

A significant portion of profitability is based on its estimate of the number of Aeroplan Miles that will never be redeemed by the member base. The percentage of Aeroplan Miles that are not expected to be redeemed is known as "Breakage" in the loyalty industry. Under the Aeroplan Program, management's current estimate of Breakage is based on two independent studies conducted in 2006 on behalf of Aeroplan. As these studies were based on data up to December 31, 2005, which did not take into account the impact of the ClassicPlus Flight Rewards program introduced in October 2006, management, assisted by an independent firm of experts, conducted a Breakage review on the basis of data accumulated until the end of 2006. Based upon the results of this update the estimated Breakage factor for the Aeroplan Program remains at 17%. In addition, during 2008, management is conducting a full Breakage review taking into consideration a full year's redemption data of ClassicPlus Flight rewards and other factors. Breakage for the Aeroplan and Nectar Programs may decrease as such programs grow and a greater diversity of rewards become available. If actual redemptions are greater than current estimates, profitability could be adversely affected due to the cost of the excess redemptions. Furthermore, the actual mix of redemptions between air and non-air rewards could adversely affect profitability. Total Broken Miles amounted to 100.7 billion miles as at December 31, 2007 and include 85.4 billion Aeroplan Miles. The responsibility to provide rewards for these 100.7 billion Total Broken Miles, if ever redeemed, rests with Aeroplan. While Management believes that a material portion of the estimated 85.4 billion Broken Aeroplan Miles will not be redeemed, there can be no such assurances.

Industry Competition

Competition in the loyalty marketing industry is intense. New and existing competitors may target Accumulation Partners and members, as well as draw rewards from Redemption Partners. The continued attractiveness of the Aeroplan and Nectar Programs will depend in large part on their ability to remain affiliated with existing Commercial Partners or add new partners, that are desirable to consumers and to offer rewards that are both attainable and attractive to consumers. With respect to database marketing services, the ability to continue collecting detailed transaction data on consumers is critical in providing effective marketing strategies for Accumulation Partners. Many of Aeroplan and LMG's current competitors may have greater financial, technical, marketing and other resources. Aeroplan and LMG cannot ensure that they will be able to compete successfully against current and potential competitors, including in connection with technological advancements by such competitors.

Supply and Capacity Costs

Costs may increase as a result of supply arrangements with Air Canada and other suppliers. Aeroplan may not be able to satisfy its members if the seating capacity made available to Aeroplan by Air Canada, Jazz and Star Alliance member airlines or other non-air rewards from other suppliers are inadequate to meet their redemption demands at specific prices.

If, upon the renegotiation of the rates charged to Aeroplan under the CPSA which takes place every three years (with the next renegotiation scheduled for 2010) or upon the expiry of the CPSA, Aeroplan is unable to negotiate new rates or a replacement agreement with Air Canada on similarly favourable terms or if Air Canada sharply reduces its seat capacity, Aeroplan may be required to pay more for seat capacity from Air Canada than the currently negotiated rates under the CPSA or to purchase seat capacity from other airlines. Seat capacity from other airlines could be more expensive than comparable seat capacity under the CPSA, and the routes offered by the other airlines may be inconvenient or undesirable to the redeeming members. As a result, Aeroplan would experience higher air travel redemption costs, while at the same time member satisfaction with the Aeroplan Program may be adversely affected by requiring travel on other carriers on certain routes.

Unfunded Future Redemption Costs

The Fund derives most of its Gross Billings from the sale of Aeroplan Miles to Accumulation Partners. The earnings process is not complete at the time an Aeroplan Mile is sold as most of the costs are incurred on the redemption of the Aeroplan Mile. Based on historical data, the estimated period between the issuance of an Aeroplan Mile and its redemption is currently 30 months for the Aeroplan Program and 15 months for the Nectar Program; however, Aeroplan and LMG have no control over the timing of the redemption of Aeroplan Miles or the number of Aeroplan Miles redeemed. Aeroplan and LMG currently use proceeds from Gross Billings (which are deferred for accounting purposes) in the fiscal year from the issuance of Aeroplan Miles to pay for the redemption costs incurred in the year. As a result, if Aeroplan or LMG were to cease to carry on business, or if redemption costs incurred in a given year were in excess of the revenues received in the year from the issuance of Aeroplan Miles, they would face unfunded Future Redemption Costs, which could increase the need for working capital and, consequently, affect distributions to unitholders. In recognition of that fact, Aeroplan has established a cash reserve equal to $400 million. Please see the section *Aeroplan Miles Redemption Reserve*. There can be no assurance that this cash reserve will be sufficient to cover all actual unfunded Future Redemption Costs that may arise in the future for Aeroplan.

Failure to Safeguard Databases and Consumer Privacy

As part of the Aeroplan and Nectar Programs and in connection with LMG's Insight and Communication activities, member databases are maintained which contain member information including account transactions. Although Aeroplan and LMG have security procedures, the databases may be vulnerable to potential unauthorized access to, or use or disclosure of member data. If Aeroplan or LMG were to experience a security breach, their reputation may be negatively affected and an increased number of members may opt out from receiving marketing materials. The use of marketing services by partners could decline in the event of any publicized compromise of security. Any public perception that Aeroplan or LMG released consumer information without authorization could subject Aeroplan or LMG to complaints and investigation by the applicable privacy regulatory bodies and adversely affect relationships with members and partners.

Consumer Privacy Legislation

The enactment of new, or amendments to existing, legislation or industry regulations relating to consumer privacy issues and/or marketing, including telemarketing, could have a material adverse impact on marketing services. Any such legislation or industry regulations could place restrictions upon the collection and use of information and could adversely affect Aeroplan and LMG's ability to deliver marketing services.

Changes to the Aeroplan and Nectar Programs

From time to time Aeroplan and LMG may make changes to the Aeroplan and Nectar Programs that may not be well received by certain segments of the membership and may affect their level of engagement. In addition, these members may choose to seek such legal and other recourses as available to them, which if successful, could have a negative impact on results of operations and /or reputation.

Seasonal Nature of the Business, Other Factors and Prior Performance

Aeroplan has historically experienced considerably lower Gross Billings from the sale of Aeroplan Miles in the first and second quarters of the calendar year and higher Gross Billings from the sale of Aeroplan Miles in the third and fourth quarters of the calendar year. In addition, Aeroplan has historically experienced greater redemptions and therefore costs for rewards, in the first and second quarters of the calendar year and lower redemptions and related costs for rewards in the third and fourth quarters of the calendar year. This pattern results in significantly higher operating cash flow and margins in the third and fourth quarters for each calendar year compared to the first and second quarters. This pattern may however vary in future years as the degree of seasonality evolves over time.

LMG's Gross Billings from the Nectar Program are seasonal with fourth quarter gross billings typically higher than the preceding quarters, as a result of the impact of Christmas shopping. Gross Billings for the first and second quarters are typically slightly lower than those of the third quarter. Points redemption in the Nectar Program is more seasonal than Gross Billings. Over a third of all redemptions for the Nectar Program take place during the fourth quarter, as a result of members using their points for gifts and other rewards prior to Christmas. Consequently, operating results for any one quarter may not be necessarily indicative of operating results for an entire year.

Demand for travel rewards is also affected by factors such as economic conditions, war or the threat of war, fare levels and weather conditions. Due to these and other factors, operating results for an interim period are not necessarily indicative of operating results for an entire year, and operating results for a historical period are not necessarily indicative of operating results for a future period.

Regulatory Matters

Aeroplan and LMG's businesses are subject to several types of regulation, including legislation relating to privacy, consumer protection, competition, advertising and sales, and lotteries, gaming and publicity contests. As well, an increasing number of laws and regulations pertain to the Internet.

These laws and regulations relate to liability for information retrieved from or transmitted over the Internet, online content regulation, user privacy, taxation and the quality of products and services. Moreover, the applicability to the Internet of existing laws governing intellectual property ownership and infringement, copyright, trademark, trade secret, obscenity, libel, employment, personal privacy and other issues is uncertain and developing. In addition, Air Canada, one of Aeroplan's leading Commercial Partners, and several other Aeroplan Commercial Partners operate in the highly regulated airline industry. Changes in regulations affecting Aeroplan, LMG, Air Canada, the airline industry in general, or the implementation of additional limitations or adverse regulatory decisions affecting such entities, may have a material adverse effect on Aeroplan and LMG's businesses, results from operations and financial condition.

VAT Appeal

Refer to discussion presented under *Guarantees (Off-Balance Sheet Arrangements) and Contingent Liabilities* above for a description of the VAT litigation.

Reliance on Key Personnel

The Fund's success depends on the abilities, experience, industry knowledge and personal efforts of senior management and other key employees, including the ability to retain and attract skilled employees for Aeroplan and LMG. The loss of the services of such key personnel could have a material adverse effect on the business, financial condition or future prospects of the Fund. The Fund's growth plans may also put additional strain and demand on senior management and key employees and produce risks in both productivity and retention levels. In addition, the Fund may not be able to attract and retain additional qualified management as needed in the future.

Labour Relations

Aeroplan contact centre agents are covered by a collective agreement between the National Automobile, Aerospace, Transportation and General Workers Union of Canada (CAW-Canada) Local 2002 ("CAW") and Air Canada until 2009. While Aeroplan enjoys positive relations with the unionized contact centre agents, if Air Canada faces labour disturbances resulting in work stoppages or other action instigated from within the larger bargaining unit, this could have a material adverse effect on Aeroplan's business. Furthermore, if at the expiration of the applicable collective agreement, the relevant parties are unable to renegotiate the collective agreement with CAW, it could result in work stoppages and other labour disturbances which would similarly have a material adverse effect on Aeroplan's business. In addition, if the general services agreement effective January 1, 2005 between Air Canada and Aeroplan (the "GSA") is terminated by Air Canada, it could have a material adverse effect on Aeroplan's business in the event that Aeroplan is unable to hire a sufficient number of contact centre agents during the six month termination period under the GSA.

Technological Disruptions and Inability to use Third-Party Software

Aeroplan and LMG's ability to protect their data and contact centres against damage from fire, power loss, telecommunications failure and other disasters is critical. In order to provide many of their services, they must be able to store, retrieve, process and manage large databases and periodically expand and upgrade their capabilities. While Aeroplan and LMG have in place, and continue to invest in, technology security initiatives and disaster recovery plans, these measures may not be adequate or implemented properly. Any damage to data and contact centres, any failure of telecommunication links that interrupts operations or any impairment of the ability to use licensed software could adversely affect the ability to meet Commercial Partners' and members' needs and their confidence in utilizing Aeroplan or LMG in the future.

In addition, proper implementation and operation of technology initiatives is fundamental to the ability to operate a profitable business. Aeroplan and LMG continuously invest in new technology initiatives to remain competitive, and their continued ability to invest sufficient amounts to enhance technology will affect their ability to operate successfully.

Failure to Protect Intellectual Property Rights

Third parties may infringe or misappropriate Aeroplan or LMG's trademarks or other intellectual property rights or may challenge the validity of trademarks or other intellectual property rights. The actions that are taken to protect trademarks and other proprietary rights may not be adequate. Litigation may be necessary to enforce or protect intellectual property rights, trade secrets or determine the validity and scope of the proprietary rights of others. Aeroplan and LMG cannot ensure that they will be able to prevent infringement of intellectual property rights or misappropriation of proprietary information. Any infringement or misappropriation could harm any competitive advantage Aeroplan and LMG currently derive or may derive from proprietary rights. Third parties may assert infringement claims against Aeroplan and LMG. Any such claims and any resulting litigation could result in significant liability for damages. An adverse determination in any litigation of this type could require Aeroplan or LMG to design around a third party's patent or to license alternative technology from another party. In addition, litigation may be time-consuming and expensive to defend and could result in the diversion of time and resources. Any claims from third parties may also result in limitations on the ability to use the intellectual property subject to these claims.

Interest Rate and Currency Fluctuations

The Fund may be exposed to fluctuations in interest rates under its borrowings. Increases in interest rates may have an adverse effect on the earnings. In addition, financial results are sensitive to the changing value of the Canadian dollar. In particular, Aeroplan is affected by fluctuations in the Canada/U.S. dollar exchange rate. Aeroplan incurs expenses in U.S. dollars for such items as air, car rental and hotel rewards issued to redeeming Aeroplan members, while a substantial portion of its revenues are generated in Canadian dollars. A significant deterioration of the Canadian dollar relative to the U.S. dollar would increase the costs of Aeroplan. In addition, the Fund may be unable to appropriately hedge the risks associated with fluctuations in exchange rates.

Leverage and Restrictive Covenants in Current and Future Indebtedness

The ability of the Fund, Aeroplan Trust, Aeroplan and LMG to make distributions, pay dividends or make other payments or advances will be subject to applicable laws and contractual restrictions contained in the instruments governing any indebtedness (including the credit facilities). The degree to which the Fund is leveraged could have important consequences to unitholders, including: (i) that the Fund's ability to obtain additional financing for working capital, capital expenditures or acquisitions in the future may be limited; (ii) that a significant portion of cash flow from operations may be dedicated to the payment of the principal of and interest on its indebtedness, thereby reducing funds available for future operations; (iii) that certain borrowings will be at variable rates of interest, which exposes the Fund to the risk of increased interest rates; and (iv) that the Fund may be more vulnerable to economic downturns and be limited in its ability to withstand competitive pressures. These factors may increase the sensitivity of distributable cash to interest rate variations.

In addition, the Credit Facilities contain a number of financial and other restrictive covenants that require the Fund to meet certain financial ratios and financial condition tests and limit the ability to enter into certain transactions. A failure to comply with the obligations in the credit facilities could result in a default which, if not cured or waived, could result in a termination of distributions and permit acceleration of the relevant indebtedness. I f the indebtedness under the credit facilities, including any possible hedge contracts with the lenders, were to be accelerated, there can be no assurance that the assets of the Fund would be sufficient to repay in full that indebtedness.

The Fund may need to refinance its available credit facilities or other debt and there can be no assurance that it will be able to do so or be able to do so on terms as favourable as those presently in place. If the Fund is unable to refinance these credit facilities or other debt, or is only able to refinance these credit facilities or other debt on less favourable and/or more restrictive terms, this may have a material adverse effect on the Fund's financial position, which may result in a reduction or suspension of cash distributions to unitholders. In addition, the terms of any new credit facility or debt may be less favourable or more restrictive than the terms of the existing credit facilities or other debt, which may indirectly limit or negatively impact the ability of the Fund to pay cash distributions.

Restrictions on Potential Growth

The payout by the Fund of a significant portion of its operating cash flow will make additional capital and operating expenditures dependent on increased cash flow or additional financing in the future. Lack of those funds could limit the future growth of the Fund and its cash flow.

RISKS RELATED TO THE STRUCTURE OF THE FUND

Control of the Fund

As at December 31, 2007, ACE, directly and indirectly, owned 40,292,088 units representing, indirectly, 20.1% of the interests in the Fund.

Under the Securityholders' Agreement between the Fund and ACE, as amended on March 14, 2007, ACE has the ability to nominate a majority of the members of the Board of Directors of Aeroplan GP until its interest in the Fund falls below 20%. ACE effectively, through the representatives it could elect to appoint to the Board of Directors, has sufficient voting power to exercise control over corporate transactions submitted to the Board of Directors. The interests of ACE may conflict with those of unitholders.

Restrictions on Certain Unitholders and Liquidity of Units

The Fund's Declaration of Trust imposes various restrictions on unitholders of the Fund. Non-resident unitholders are prohibited from beneficially owning more than 49.9% of the Fund's units. These restrictions may limit (or inhibit the exercise of) the rights of certain unitholders, including non-residents of Canada and United States persons, to acquire units, to exercise their rights as unitholders and to initiate and complete take-over bids in respect of the units. As a result, these restrictions may limit the demand for units from certain investors and thereby adversely affect the liquidity and market value of the units held by the public. Management regularly monitors the level of Non-Resident ownership of the Fund through declarations obtained from market intermediaries. Given the limitations in the securities registration system and the lack of any process for real-time residency information to flow to the trustee and transfer agent, the Fund is of the view that the periodic declarations received from various market intermediaries are currently the most appropriate method of determining the residency status of its unitholders. If the level of Non-Resident ownership of the Fund approaches the 49.9% threshold, the Fund will consider implementing measures necessary to maintain its status as a mutual fund trust including the following: requiring residence declarations from unitholders, refusing to accept a subscription for units from or issue or register a transfer of units to a non-resident, imposing other limits on unit ownership by non-residents, and requiring non-resident unitholders to dispose of all or a portion of their unit holdings. As part of its strategy to maximize shareholder value, ACE has publicly stated its intent to divest of its remaining stake in the Fund. Should an important number of ACE's Fund units be ultimately held by non-residents of Canada, the risks described above would significantly increase.

Future Sales or Distributions of Units by ACE Aviation Holdings Inc.

On December 31, 2007, ACE held 20.1% of the outstanding units which can be sold or distributed by ACE subject to certain legal requirements. ACE has also been granted certain registration rights by the Fund under the Investor Liquidity Agreement. If ACE sells or distributes substantial amounts of units in the public market, the market price of the units could fall. The perception among the public that these sales or distributions will occur could also produce such effect.

Dependence on the Partnership and LMG

The Fund is an unincorporated open-ended trust which is entirely dependent on the operations and assets of the Partnership and its affiliated entities, including LMG, through the indirect ownership of 100% of the issued and outstanding units of the Partnership. Cash distributions to unitholders will be dependent on, among other things, the ability of the Trust to make cash distributions in respect of the Trust units, which, in turn, is dependent on the Partnership making cash distributions. The ability of the Partnership or the Trust to make cash distributions or other payments or advances will be subject to applicable laws and regulations and contractual restrictions contained in the instruments governing any indebtedness of those entities.

Cash Distributions Are Not Guaranteed and Will Fluctuate with the Business Performance

Although the Fund intends to distribute cash distributions received in respect of the Trust units, less expenses and amounts, if any, paid by Aeroplan in connection with the redemption of units, there can be no assurance regarding the amounts of income to be generated by the Partnership's business or ultimately distributed to the Fund. The actual amount distributed in respect of the units is not guaranteed and will depend upon numerous factors, including the Partnership's operating cash flows, profitability and its ability to sustain Adjusted EBITDA margins and the fluctuations in the Partnership's working capital and capital expenditures, all of which are susceptible to a number of risks.

If the Fund elects to convert from its current income trust structure to a corporate structure, there can be no assurance that the Fund will maintain its current distribution policy and that dividends will be paid to its shareholders in amounts equivalent to the current monthly distributions paid to Unitholders.

Nature of Fund Units

The Fund units do not represent a direct investment in the business of Aeroplan or LMG and should not be viewed by investors as direct securities thereof. As holders of Fund units, unitholders do not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions. The units represent a fractional interest in the Fund. The Fund's primary assets are Trust Units and Trust Notes. The price per unit is a function of anticipated distributable income.

The Fund units are not "deposits" within the meaning of the Canada Deposit Insurance Corporation Act and are not insured under the provisions of that Act or any other legislation. Furthermore, the Fund is not a trust company and, accordingly, is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

Unitholder Liability

The Fund Declaration of Trust provides that no unitholder shall be subject to any liability whatsoever to any person in connection with a holding of units. However, in jurisdictions outside the Provinces of Ontario, Québec and Alberta, there remains a risk, which is considered by the Fund to be remote in the circumstances, that a unitholder could be held personally liable, despite such statement in the Fund Declaration of Trust, for the obligations of the Fund to the extent that claims are not satisfied out of the assets of the Fund. The affairs of the Fund are conducted to seek to minimize such risk wherever possible.

Income tax matters

On October 31, 2006, the Minister of Finance (Canada) announced a "Tax Fairness Plan" which, in part, proposed changes to the manner in which certain flow-through entities and the distributions from such entities are taxed. Bill C-52, Budget Implementation Act, 2007, which received Royal Assent on June 22, 2007, contained the SIFT Rules, which are designed to implement these proposals. Under the SIFT Rules, the Fund, as a publicly traded income trust, is considered a SIFT and will be subject to trust level taxation as of January 1, 2011 at a rate comparable to the combined federal and provincial corporate tax rate on certain types of income. In addition, the taxable distributions received by unitholders will be treated as taxable dividends from a taxable Canadian corporation.

The SIFT Rules could become effective on a date earlier than January 1, 2011 if the Fund is deemed to have undergone "undue expansion" during the period from November 1, 2006 to December 31, 2010, as described in the Normal Growth Guidelines issued by the Department of Finance (Canada) ("Finance") on December 15, 2006.

The Normal Growth Guidelines indicate that the Fund will not lose the benefit of the deferred application of the new tax regime to 2011 if the equity capital of the Fund does not grow as a result of issuances of new equity (which includes units, debt that is convertible into units, and potentially other substitutes for such equity) before 2011 by an amount that exceeds the greater of $50 million and an objective "safe harbour" amount based on a percentage of the Fund's market capitalization as of the end of trading on October 31, 2006 (measured in terms of the value of the Fund's issued and outstanding publicly traded units, not including debt, options or interests that were convertible into Units, the "October 31, 2006 Market Capitalization"). The Normal Growth Guidelines provide for a "safe harbour" amount as follows:

Time Period	Safe Harbour Amount
November 1, 2006 to December 31, 2007	40% of October 31, 2006 Market Capitalization
2008	20% of October 31, 2006 Market Capitalization
2009	20% of October 31, 2006 Market Capitalization
2010	20% of October 31, 2006 Market Capitalization

These "safe harbour" amounts are cumulative during the transition period. The Fund's October 31, 2006 Market Capitalization was approximately $792 million.

Although this was likely not the intent of the SIFT Rules proposed by Finance, there can be no assurance that the SIFT Rules, as they currently read, may not be interpreted and applied in a manner that would cause the Trust and the Partnership to be considered SIFTs. On December 20, 2007, Finance announced proposed technical amendments to the SIFT Rules to, among other things, ensure that trusts and partnerships, such as the Trust and the Partnership, that are not publicly traded and that are wholly-owned by, among other entities, SIFTs, are not considered to be SIFTs. No assurance may be given that these proposed amendments will be enacted as currently proposed or at all. If the Trust and the Partnership were considered to be SIFTs, it is assumed that they would also be considered to have been SIFTs on October 31, 2006.

On June 26, 2007, the ministère des Finances (Québec) (the "Ministère") published Information Bulletin 2007-5 confirming that Québec's tax legislation will be harmonized with the SIFT Rules but that a separate Québec tax regime relating to SIFT entities will be implemented. More specifically, the Ministère has announced that a SIFT with an establishment in Québec at any time in a taxation year will be subject to a Québec tax at a rate generally equal to the Québec tax rate relating to corporations and that a business allocation formula based on the gross income of a SIFT and the wages and salaries it pays, similar to the one used for the purposes of determining the tax payable by a corporation that has activities in Québec and outside Québec, will apply to determine the tax payable to Québec by a SIFT that has, in a taxation year, an establishment both in Québec and outside Québec. On February 26, 2008, Finance announced changes to the SIFT Rules that will among other things, result in harmonization between the SIFT rules and the separate Quebec tax regime relating to SIFT entities.

There can be no assurance that the Fund, the Trust or the Partnership will be able to retain the benefit of the deferred application of the SIFT Rules until 2011. Loss of the benefit of the deferred application of the SIFT Rules until 2011 could have a material and adverse affect on the value of the units.

The SIFT Rules may have an adverse impact on the Fund, the Trust, the Partnership and the unitholders, on the value of the units and on the ability of the Fund, the Trust and the Partnership to undertake financings and acquisitions, and, as such time as the SIFT Rules apply the Distributable Cash of the Fund may be materially reduced. The effect of the recently enacted SIFT Rules on the market for the units is uncertain.

No assurance can be given that Canadian federal and/or provincial income tax law respecting income trusts and other flow-through entities will not be further changed in a manner which adversely affects the Fund and its unitholders.

Investment Eligibility
There can be no assurance that the Fund units will continue to be qualified investments for Plans under the Income Tax Act (Canada). The Income Tax Act (Canada) imposes penalties for the acquisition or holding of non-qualified or ineligible investments by Plans.

Nature of Distributions
The after-tax return for any units owned by unitholders which are subject to Canadian income tax will depend, in part, on the composition for tax purposes of distributions paid by the Fund (portions of which may be fully or partially taxable or may be tax deferred). The composition for tax purposes of those distributions may change over time, thus affecting the after-tax return to unitholders. The SIFT Rules will apply a tax on certain income earned by a SIFT trust or partnership, and treat the taxable distributions of such income received by investors in such entities as taxable dividends. The SIFT Rules do not change the tax treatment of distributions that are in excess of the taxable income of a SIFT trust. The SIFT Rules generally do not apply to income trusts, the units of which were publicly traded as of October 31, 2006, such as the Fund, until January 1, 2011, subject to compliance with the Normal Growth Guidelines released by the Department of Finance on December 15, 2006, as may be amended from time to time.

Dilution of Existing Unitholders
The Fund Declaration of Trust authorizes the Fund to issue an unlimited number of Units for that consideration and on those terms and conditions as shall be established by the Trustees without the approval of any unitholders. The unitholders have no pre-emptive rights in connection with such further issues.

Conversion to Corporate Structure
In the context of the strategic objectives of the Fund, it may become in its best interest to convert to a corporate structure prior to January 1, 2011. Should the Fund decide to convert from its current structure to a corporate structure, there may be an adverse impact on the market price of the units resulting from the change in status.

ADDITIONAL INFORMATION

Additional information relating to the Fund and to the Partnership, including the Fund's Annual Information Form, is available on SEDAR at www.sedar.com or on Aeroplan's website at www.aeroplan.com under *About Aeroplan - Investor Relations.*

Aeroplan's Financials 07

Management's Report 68

Auditors' Report 69

Income Fund
Consolidated Statements of Operations 70

Income Fund
Consolidated Statements of Financial Position 71

Income Fund
Consolidated Statements of Unitholders' equity 72

Income Fund
Comprehensive Income 73

Income Fund
Consolidated Statements of Cash Flows 74

Income Fund
Notes to Consolidated Financial Statements 75

Supplementary Information 101

Limited Partnership
Non-consolidated Statements of Operations 102

Limited Partnership
Schedule A - Deferred Revenue 103

Income Fund Management's Report

The accompanying consolidated financial statements of Aeroplan Income Fund are the responsibility of management and have been approved by the Board of Trustees. The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. The consolidated financial statements include some amounts and assumptions based on management's best estimates which have been derived with careful judgment.

In fulfilling its responsibilities, management of the Fund has developed and maintains a system of internal accounting controls. These controls are designed to ensure that the financial records are reliable for preparation of the financial statements. The Board of Trustees reviews and approves the Fund's consolidated financial statements.

March 3, 2008
(except for Note 22 which is as of March 31, 2008)

RUPERT DUCHESNE
President and Chief Executive Officer

DAVID L. ADAMS
Executive Vice President and Chief Financial Officer

Auditors' Report

To the Unitholders of Aeroplan Income Fund.

We have audited the consolidated statements of financial position of Aeroplan Income Fund as at December 31, 2007, and December 31, 2006 and the consolidated statements of operations, unitholders' equity, comprehensive income and cash flows for the years then ended. These financial statements are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Fund as at December 31, 2007 and 2006 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

As described in Note 22, the Fund has adjusted its previously released financial statements.

March 3, 2008
(except for Note 22 which is as of March 31, 2008)

PricewaterhouseCoopers LLP

CHARTERED ACCOUNTANTS
Montreal, Québec

Income Fund Consolidated Statements of Operations

For the years ended December 31 *(in thousands of dollars, except unit and per unit amounts)*	2007	2006
	(Note 5)	
Operating Revenue		
Aeroplan Miles revenue		
Aeroplan Miles redeemed	$ 552,928	$ -
Breakage	112,888	-
	665,816	-
Tier management, contact centre management and marketing fees from Air Canada (Note 3)	6,410	-
Other revenue	37,937	-
	710,163	-
Cost of rewards (Note 3)	415,954	-
Gross margin	294,209	-
Operating Expenses		
Selling, general and administrative (Note 3)	133,318	495
Depreciation and amortization	9,641	-
Amortization of accumulation partners' contracts and technology	58,098	-
	201,057	495
Operating Income (loss)	93,152	(495)
Distributions earned, prior to March 3, 2006, under cost accounting	-	3,352
Proportionate share of the Partnership's net earnings from January 1, 2007 to March 13, 2007 and March 3, 2006 to December 31, 2006	19,226	17,800
Interest on long-term debt	(15,809)	-
Interest income	23,620	28
Foreign exchange	(2,875)	-
Earnings before income taxes	117,314	20,685
Future income taxes (Note 13)	(143,000)	-
Net earnings (loss)	$ (25,686)	$ 20,685
Weighted average number of units	190,023,236	50,739,017
Earnings (loss) per unit		
Basic and fully diluted	$ (0.1352)	$ 0.4077

The accompanying notes are an integral part of these financial statements.

Income Fund Consolidated Statements of Financial Position

As at December 31 *(in thousands of dollars, except unit and per unit amounts)*	2007	2006
Assets		
Current assets		
Cash and cash equivalents (Note 10)	**$ 456,004**	$ 32
Distribution receivable	**-**	6,962
Short-term investments (Note 10)	**123,361**	-
Accounts receivable	**216,015**	-
Future income taxes (Notes 4 & 13)	**35,362**	-
Prepaid expenses	**309**	-
	831,051	6,994
Cash held in escrow, related to acquisition of LMG (Note 4)	**53,245**	-
Currency swap (Note 4)	**21,727**	
Note receivable (Note 7)	**60,482**	
Investment in RMMEL, at equity (Note 6)	**5,393**	-
Investment in the Partnership, at equity in 2006 (Note 5)	**-**	1,375,588
Accumulation Partners' contracts (Note 9)	**1,595,210**	-
Property and equipment (Note 9)	**1,708**	-
Software and technology (Note 9)	**120,163**	-
Trade names (Notes 4 & 5)	**434,671**	-
Goodwill (Notes 4 & 5)	**2,994,690**	-
	$ 6,118,340	$ 1,382,582
Liabilities and Partners' Deficiency		
Current liabilities		
Accounts payable and accrued liabilities (Note 3)	**$ 276,490**	$ -
Income taxes payable (Note 2)	**3,821**	-
Deferred revenue (Note 14)	**1,193,669**	-
Distributions payable (Note 16)	**13,998**	6,962
	1,487,978	6,962
Long-term debt (Note 12)	**734,686**	-
Future income taxes (Note 13)	**218,000**	-
Deferred revenue (Note 14)	**626,611**	-
	1,579,297	-
Unitholders' equity (Note 17)	**3,051,065**	1,375,620
	$ 6,118,340	$ 1,382,582

Guarantees, contingencies and commitments (Notes 3, 15 & 19)

Approved by the Trustees

ROMAN DORONIUK
Trustee

JOANNE FERSTMAN
Trustee

The accompanying notes are an integral part of these financial statements.

Income Fund Consolidated Statements of Unitholders' Equity

For the years ended December 31, 2007 and 2006 *(in thousands of dollars, except unit and per unit amounts)*	Unitholders' capital	Retained Earnings (Deficit) Accumulated Earnings	Retained Earnings (Deficit) Distributions	Contributed Surplus	Accumulated Other Comprehensive Income	Total
Balance, December 31, 2005	$ 285,250	$4		$ -	$ -	$ 285,254
Breakdown of opening Retained Earnings (Deficit)		10,173	(10,169)			
Net earnings for the year		20,685				20,685
Issuance of 20,204,165 units at $12.40 each, on exchange of Partnership units (Note 17)	250,532					250,532
Issuance of 500,000 units at $12.90 each, on exchange of Partnership units (Note 17)	6,450					6,450
Issuance of 50,000,000 units at $17.00 each, on exchange of Partnership units (Note 17)	850,000					850,000
Monthly distributions (Note 16)			(37,301)			(37,301)
Subtotal	1,106,982	30,858	(47,470)	-	-	1,090,366
Balance, December 31, 2006	$1,392,232	$(16,612)		$ -	$ -	$1,375,620
Net earnings for the year		(25,686)				(25,686)
Other comprehensive income					-	-
Issuance of 60,000,000 units at $17.97 each, on exchange of Partnership units (Note 17)	1,078,200					1,078,200
Issuance of 40,545,835 units at $19.40 each, on exchange of Partnership units (Note 17)	786,589					786,589
Issuance of 288,937 units at $22.15 each, as partial consideration for the LMG acquisition (Note 17)	6,400					6,400
Monthly distributions (Note 16)			(162,321)			(162,321)
Redemption of 146 units tendered by unitholders (Note 17)	(3)					(3)
Repurchase of 320,000 units under issuer bid (Note 17)	(5,211)	(1,973)				(7,184)
Units held by stock-based compensation plans (Note 17)	(10,132)			6,598		(3,534)
Accretion related to officers' compensation in the form of ACE options (Note 18)				334		334
Accretion related to initial long-term incentive plan (Note 18)				1,385		1,385
Accretion related to other stock-based compensation plans (Note 18)				1,265		1,265
Subtotal	1,855,843	(27,659)	(162,321)	9,582	-	1,675,445
Balance, December 31, 2007	$3,248,075	$(206,592)		$ 9,582	$ -	$3,051,065

The accompanying notes are an integral part of these financial statements.

Income Fund Consolidated Statements of Comprehensive Income

For the years ended December 31
(in thousands of dollars, except unit and per unit amounts)

	2007	2006
	Restated (note 22)	Restated (note 22)
Net earnings (loss)	**$ (25,686)**	$ 20,685
Other comprehensive income		
Change in fair value of forward contracts entered into in connection with the acquisition of LMG (Note 4)	**11,119**	-
Allocation of change in fair value of forward contracts to the carrying value of the investment (Note 4)	**(11,119)**	-
	-	-
Comprehensive income (loss)	**$ (25,686)**	$ 20,685

The accompanying notes are an integral part of these financial statements.

Income Fund Consolidated Statements of Cash Flows

For the years ended December 31 *(in thousands of dollars, except unit and per unit amounts)*	2007	2006
	Restated (note 22)	Restated (note 22)
Cash flows from (used in)		
Operating activities		
Net earnings (loss)	**$ (25,686)**	$ 20,685
Items not affecting cash		
Depreciation & amortization	**67,856**	-
Stock-based compensation	**2,977**	-
Distributions earned	**-**	(3,352)
Proportionate share of Partnership's net earnings from March 3, 2006	**(19,226)**	(17,800)
Currency swap	**(21,727)**	-
Future income taxes	**143,000**	-
Changes in non-cash working capital items and deferred revenue		
Related party accounts payable	**20,614**	-
Third party accounts receivable	**(16,463)**	-
Third party accounts payable and accrued liabilities	**(22,865)**	-
Deferred revenue	**103,967**	-
Other	**1,180**	-
Distributions received from the Partnership	**22,324**	32,511
Funding of stock-based compensation plans	**(3,534)**	-
	278,103	11,359
	252,417	32,044
Investing activities		
Acquisition of LMG, net of cash acquired	**(545,775)**	-
Increase in cash on consolidation of Partnership	**220,460**	-
Change in short-term investments	**328,188**	-
Additions to property, equipment, software and technology	**(14,427)**	-
Cash held in escrow, related to acquisition of LMG	**(53,245)**	-
	(64,799)	-
Financing activities		
Monthly distributions	**(159,486)**	(32,016)
Redemption of units	**(3)**	-
Repurchase of units	**(7,184)**	-
Credit facilities drawn	**440,000**	-
Financing costs	**(4,973)**	-
	268,354	(32,016)
Net change in cash and cash equivalents	**455,972**	28
Cash and cash equivalents, beginning of year	**32**	4
Cash and cash equivalents, end of year	**$ 456,004**	$ 32
Interest paid	**$ 12,611**	$ -

The accompanying notes are an integral part of these financial statements.

Income Fund Notes to Consolidated Financial Statements

(Tables in thousands of dollars, except unit and per unit amounts)

1. DESCRIPTION OF AEROPLAN

Aeroplan Income Fund (the "Fund" or "Aeroplan") is an unincorporated, open-ended trust established under the laws of the Province of Ontario on May 12, 2005 pursuant to Aeroplan's Declaration of Trust. Aeroplan qualifies as a "mutual fund trust" for the purposes of the Income Tax Act (Canada). The principal and head office of Aeroplan is located at 5100 de Maisonneuve Boulevard West, Montreal, Québec, H4A 3T2. The Fund operates the Aeroplan Limited Partnership (the "Partnership") a Canadian customer loyalty marketing company, and since December 21, 2007, Loyalty Management Group Limited ("LMG"), a customer rewards company based in the United Kingdom.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Generally accepted accounting principles

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles.

Principles of consolidation

These financial statements include the accounts of Aeroplan, Aeroplan Trust (the "Trust"), its wholly-owned holding trust, from March 14, 2007, the accounts of the Partnership (see note 5) and since December 21, 2007, the accounts of LMG (see note 4).

Aeroplan's interest in the Partnership increased from 49.7% at December 31, 2006 to 79.7% at January 10, 2007, and to 100% at March 14, 2007. For the period up to March 13, 2007, Aeroplan accounted for its investment in the Partnership under the equity method and recorded its proportionate share of the Partnership's net earnings, calculated on the same basis as if they had been consolidated, taking into account the increases in ownership as step acquisitions from the date on which they occurred. As of March 14, 2007, Aeroplan held a 100% interest in the Partnership and from that date, as a result of becoming the primary beneficiary of the Partnership, consolidates the Partnership as a variable interest entity under existing guidelines established by the Canadian Institute of Chartered Accountants ("CICA").

All inter-company and inter-entity balances and transactions are eliminated.

Variable interest entities

Accounting Guideline 15, Consolidation of Variable Interest Entities ("AcG-15"), relates to consolidation principles for certain entities that are subject to control on a basis other than ownership of voting interests. The purpose of AcG-15 is to provide guidance for determining when an enterprise includes the assets, liabilities and results of activities of such an entity (a "variable interest entity") in its consolidated financial statements.

Management has reviewed its ownership, contractual, and financial interests in other entities and determined that the impact of this Guideline is the consolidation of the accounts of the Partnership and certain stock based compensation plans.

Revenue recognition and cost of rewards

Aeroplan derives its revenues primarily from the sale of Aeroplan Miles, which are defined as miles issued under the Aeroplan program and points issued under the Nectar program, to its Accumulation Partners, which are referred to as Gross Billings. Aeroplan Miles issued for promotional purposes, at a discount or no value, are also included in Gross Billings at their issue price. These Gross Billings are deferred and recognized as revenue either upon the redemption of Aeroplan Miles by members or in accordance with the accounting policy for breakage. Revenue recognized per Aeroplan Mile redeemed is calculated, on a weighted average basis, separately for each program. Breakage represents the estimated Aeroplan Miles that are not expected to be redeemed by members. Breakage is estimated by management based on the terms and conditions of membership and historical accumulation and redemption patterns, as adjusted for changes to any terms and conditions that may affect members' redemption practices. The estimated breakage factor used under the Aeroplan program is 17%. The breakage factor associated with the Nectar program is similar in magnitude to that of the Aeroplan program. Aeroplan's policy is to review the breakage estimate with the assistance of two independent firms of experts every two years or earlier, if monitoring of pertinent indicators by management suggests that a significant change in breakage may have occurred. In accordance with this policy, management obtained two reports on breakage related to the Aeroplan program in 2006. As these studies were based on data up to December 31, 2005, which did not take into account the impact of the ClassicPlus Flight rewards program introduced in October of 2006, management, assisted by an independent firm of experts, has conducted a breakage review on the basis of data accumulated until the end of 2006. Based on the results of this update, the estimated breakage factor related to the Aeroplan program remains at 17%. In addition, management is conducting a full breakage review, during 2008, taking into consideration a full year's redemption data of ClassicPlus Flight rewards and other factors. Changes in the breakage factor are accounted for as follows: in the period of change, the deferred revenue balance is adjusted as if the revised estimate had been used in prior periods with the offsetting amount recorded as an adjustment to revenue; and for subsequent periods, the revised estimate is used. Breakage is recognized ratably over the estimated average life of a mile or point issued, being 30 and 15 months for the Aeroplan and Nectar programs respectively.

In limited circumstances, Aeroplan may sell Aeroplan Miles directly to members. Revenue from these sales to members is recognized at the time the member redeems Aeroplan Miles for rewards.

Cost of rewards representing the amount paid by Aeroplan to Air Canada or other Redemption Partners is accrued when the member redeems the Aeroplan Miles.

Fees charged to Air Canada for the management of the frequent flyer tier membership program, for the management of the contact centre servicing the Aeroplan program and for marketing services are recognized when the services are rendered.

Other revenue consists primarily of charges to members for services rendered to members including booking, change and cancellation fees, and other miscellaneous amounts. Revenue from these sources is recognized when the service is performed.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Employee future benefits

All of the contact centre agents servicing the Aeroplan program are employees of Air Canada, contractually assigned to Aeroplan and as such, for the purpose of preparing these financial statements, are considered to be Aeroplan's employees. These agents and certain administrative employees are members of Air Canada-sponsored defined benefit pension plans. The pension costs related to these employees are accounted for under defined contribution provisions as applicable in these circumstances. In addition, these employees also participate in Air Canada-sponsored health, life and disability future benefit plans.

Substantially all Aeroplan employees, excluding the contact centre agents, participate in Aeroplan's defined contribution pension plans, which provide pension benefits based on the accumulated contributions and fund earnings.

Aeroplan accounts for its employee future benefit costs following the standards on defined contribution plans. The cost of the future employee benefits includes the contributions required to be made by Aeroplan in the period, the interest on any estimated present value of any contributions required to be made by Aeroplan in future years related to current services and the amortization of past service costs and any related interest on future contributions. Past service costs arising from plan amendments are amortized on a straight-line basis over the average remaining service period of employees active at the date of amendment.

These financial statements do not include the share of any of the underlying assets and liabilities related to the pension plans.

Income taxes

Aeroplan provides for income taxes using the liability method of tax allocation. Under this method, future income tax assets and liabilities are determined based on deductible or taxable temporary differences between the financial statement values and the tax values of assets and liabilities, using enacted income tax rates expected to be in effect for the year in which the differences are expected to reverse (note 13). Any current income taxes arise from foreign operations.

Distributions

Distributions payable by Aeroplan to its unitholders, which are determined at the discretion of the Trustees, are recorded when declared.

Foreign currency transactions

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at rates of exchange in effect at the date of the balance sheet. Gains and losses are included in income for the year. Non-monetary assets, liabilities, revenues and expenses arising from transactions denominated in foreign currencies are translated at rates of exchange in effect at the date of the transaction.

Foreign Operations

All of Aeroplan's foreign operations are self sustaining. The assets and liabilities of foreign operations are translated at the rates of exchange prevailing at the balance sheet date. Revenues and expenses are translated at the average rates for the year. Translation gains or losses are deferred and included in other comprehensive income.

Financial instruments and hedge accounting

Under Aeroplan's practices, derivative financial instruments are used only for risk management purposes and not for generating trading profit.

Financial assets and financial liabilities classified as held-for-trading are measured at fair value with changes in those fair values recognized in non-operating income. Financial assets classified as held-to-maturity, loans and receivables, or other financial liabilities, are measured at amortized cost using the effective interest method of amortization.

Aeroplan may, from time to time, enter into forward exchange contracts and currency swaps to manage the risk associated with acquisitions of foreign assets in order to mitigate the impact of currency fluctuations.

Derivative instruments are recorded at fair value. Changes in the fair values of derivative instruments are recognized in non-operating income (expense) with the exception of derivatives designated as effective cash flow hedges. In a cash flow hedging relationship, the effective portion of the change in the fair value of the hedging derivative is recognized as part of the related item while the ineffective portion is recognized in non-operating income (expense). In connection with the acquisition of LMG, Aeroplan purchased derivative instruments consisting of forward contracts and a currency swap. The forward contracts were designated as an accounting hedge of the foreign currency exposure of the anticipated investment, with any changes in fair value reflected in other comprehensive income and ultimately allocated to the carrying value of the investment. The currency swap was not designated as a hedge for accounting purposes, and accordingly, changes in the fair value of the currency swap are recognized in non-operating income.

For financial instruments measured at amortized cost, transaction costs or fees, premiums or discounts earned or incurred are recorded, at inception, net against the fair value of the financial instrument. Interest expense is recorded using the effective interest method. For any guarantee issued that meets the definition of a guarantee pursuant to Accounting Guideline 14, Disclosure of Guarantees ("AcG-14"), the inception fair value of the obligation relating to the guarantee is recognized.

Aeroplan has classified its financial instruments as follows:

- cash and cash equivalent and short-term investments held in the Aeroplan Miles redemption reserve are classified as held-to-maturity and recorded at amortized cost and are presented with accrued interest thereon;
- other cash and cash equivalents and short-term investments are classified as held-for-trading and any change in fair value is recorded through net income;
- accounts and note receivable are classified as loans and receivables and, are recorded at amortized cost;
- accounts payable and accrued liabilities, distributions payable, and long-term debt are classified as other financial liabilities and are recorded at amortized cost.

Comprehensive Income consists of Net Income and Other Comprehensive Income ("OCI"). OCI represents changes in Unitholders' equity during a period arising from transactions and other events with non-owner sources that are recognized in Comprehensive Income, but excluded from Net Income. Cumulative translation adjustments related to the conversion of the foreign subsidiary to Canadian dollars are recognized in OCI.

Cash and cash equivalents

Cash and cash equivalents consist of funds in current operating bank accounts, term deposits and fixed income securities with an original term to maturity of three months or less. The weighted average effective interest rate earned on investments held at December 31, 2007 was 4.7%.

Short-term investments

Short-term investments consist of fixed income securities with an original term to maturity of less than one year and greater than three months. The weighted average interest rate earned on short-term investments held at December 31, 2007 was 4.8%.

Property and equipment

Property and equipment are recorded at cost and amortized over their estimated useful lives, using the straight-line method, as follows:

Furniture and fixtures	3 to 10 years
Computer hardware	3 years
Leasehold improvements	Over the term of the lease

Property and equipment are tested for impairment whenever circumstances indicate that the carrying value may not be recoverable. When such a situation arises, the future cash flows associated with the particular asset's use and disposition are compared to its carrying amount to determine if the carrying amount is recoverable. Any impairment loss is measured as the amount by which the asset's carrying value exceeds its fair value.

Accumulation Partners' contracts and software and technology

Accumulation Partners' contracts and software and technology are considered long-lived assets with finite lives. Accumulation Partners' contracts are recorded at cost and are amortized using the straight-line method over their estimated lives, typically 5 - 25 years.

Software and technology are recorded at cost and amortized using the straight-line method over 3 to 5 years. Software under development includes costs paid to third parties such as consultants' fees and other direct costs of development. Amortization will commence upon completion of development, once the software is available for use.

Accumulation Partners' contracts and software and technology are tested for impairment in the same manner as property and equipment.

Trade name and Goodwill

Trade name, which is considered an intangible asset with an indefinite life, is recorded at cost, and is not amortized but instead is tested for impairment annually, or more frequently, should events or changes in circumstances indicate that the trade name may be impaired. The impairment test consists of a comparison of the fair value of the intangible asset with its carrying amount. If the carrying amount exceeds the fair value, the trade name is written down to its fair value.

Goodwill is recorded at cost and is not amortized. Instead, goodwill is tested for impairment annually and when an event or circumstances have occurred that more likely than not reduce the fair value of the reporting unit below its carrying value. Since December 21, 2007, Aeroplan has two reporting units, Aeroplan and LMG. The impairment test is carried out in two steps. First, the carrying amount of the respective reporting unit, including goodwill, is compared to its quoted market value. If the quoted market value exceeds the carrying amount, goodwill is not considered to be impaired, and therefore the second step of the impairment test is unnecessary.

The second step is performed when the carrying amount of the respective reporting unit exceeds its quoted market value. In such a case, the implied fair value of goodwill, determined in the same manner as the respective value would be determined in a business combination, is compared with its carrying amount in order to measure the amount of the impairment loss, if any.

Stock-based compensation

Management employee unit purchase plan. On January 1, 2006, Aeroplan established a unit ownership purchase plan allowing eligible employees to invest up to 5% of their salary for the purchase of Aeroplan Units on the secondary market. Aeroplan's yearly cash contribution, which is based on performance, measured as a function of distributions paid compared to target distributions as established by the board of directors and will range between 33.33% and 100% of the employee contributions depending on whether such target distributions are met or exceeded by at least 15%, is charged to earnings as compensation expense over the performance period, based on the estimated annual performance.

Initial Long-Term Incentive Plan. Aeroplan has made certain commitments in connection with the granting of Aeroplan Units to key employees, as a one-time special award to recognize their efforts in the creation of Aeroplan and completion of the initial public offering and to provide them with incentive compensation under an Initial Long-Term Incentive Plan. On March 30, 2006, ACE transferred 500,000 Aeroplan Units to a trust for the purpose of funding the Initial Long-Term Incentive Plan. Under the terms of the plan, 50% of the Aeroplan Units granted are subject to vesting conditions based on Aeroplan's performance and the remaining 50% based on time. Performance based Units vest at the end of each performance period if distributable cash targets established by the board of directors for each of the periods ended December 31, 2005, 2006 and 2007 are met, or on a cumulative basis at the end of the following performance period if such targets are met in that following performance period. Time based Units vest at the end of the three year period ending on June 29, 2008. Compensation costs related to the Aeroplan Units contributed by ACE are charged to compensation expense over the vesting period, as vesting conditions are met and based on the estimated annual performance, with the corresponding equity contribution being accreted to contributed surplus. Distributions declared by Aeroplan on the Units granted ultimately accrue to the employees. Forfeited Units, to the extent they were contributed by ACE, and accumulated distributions thereon accrue to ACE. The trust is a VIE with respect to the Partnership, and as such, it is consolidated with Aeroplan's financial statements. Unvested Units contributed by ACE are credited to contributed surplus at their aggregate value on March 30, 2006, the contribution date, with an equivalent reduction of unitholders' capital. Compensation expense under this plan is charged to earnings over the vesting period, with a corresponding increase to equity.

On-Going Long-Term Incentive Plan. Under the terms of the Aeroplan On-Going Long-Term Incentive Plan, eligible employees are entitled to yearly Aeroplan Unit grants determined on the basis of a percentage of their annual base salary. The Units, which are held in a trust for the benefit of the eligible employees, vest at the end of a three year period (the "Performance Cycle"), commencing January 1 of the year in respect of which they are granted, subject to achieving distributable cash targets, established by the board of directors for the Performance Cycle. Aeroplan will purchase the Units on the secondary market. Distributions declared by Aeroplan on any Units granted under this plan, may be invested in additional Units, which will vest concurrently and proportionately with the Units granted. Forfeited Units and accumulated distributions thereon accrue to Aeroplan. The trust is a VIE entity with respect to the Partnership, and as such, it is consolidated with Aeroplan's financial statements. The fair value of Aeroplan's Units, which approximates their cost under this plan, is charged to earnings as compensation expense over the vesting period, with a corresponding increase to equity. Aeroplan's cost of the units held is presented as a reduction of unitholders' capital. Estimated compensation costs relative to this plan are accrued on the basis of actual performance relative to targets.

Omnibus Plan. The Omnibus Compensation and Incentive Plan has been established in order to attract and/or retain employees. Vesting conditions vary at the time of grant but are typically time and performance based, with Units, which are held in a trust for the benefit of the eligible employees, vesting three years after the grant. Aeroplan will purchase the Units on the secondary market. Distributions declared by Aeroplan on any Units granted under this plan, may be invested in additional Units, which will vest concurrently with the Units granted. Forfeited Units and accumulated distributions thereon accrue to Aeroplan. The trust is a VIE with respect to the Partnership, and as such, it is consolidated with Aeroplan's financial statements. The fair value of Aeroplan's Units, which approximates their cost under this plan, is charged to earnings as compensation expense over the vesting period, with a corresponding increase to equity. Aeroplan's cost of the units held is presented as a reduction of unitholders' capital.

Earnings per unit

Earnings per unit are calculated on a weighted average number of units outstanding basis. Units held under the various stock-based compensation plans reduce the weighted average number of Aeroplan's outstanding units from the date they are contributed into the plan.

Future Accounting Changes

Capital Disclosures and Financial Instruments - Presentation and Disclosure

The CICA issued three new accounting standards: section 1535, *Capital Disclosures*, section 3862, *Financial Instruments - Disclosures*, and section 3863, *Financial Instruments - Presentation*. These new standards will be effective for fiscal years beginning on or after October 1, 2007, and Aeroplan will adopt them on January 1, 2008. Aeroplan is in the process of evaluating the disclosure and presentation requirements of the new standards.

Section 1535 establishes disclosure requirements about an entity's capital and how it is managed. The purpose will be to enable users of the financial statements to evaluate the entity's objectives, policies and processes for managing capital.

Sections 3862 and 3863 will replace section 3861, *Financial Instruments - Disclosure and Presentation*, revising and enhancing disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections will place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

Goodwill and intangible assets

Goodwill and Intangible Assets, section 3064, which replaces *Goodwill and Other Intangible Assets*, Section 3062, and *Research and Development Costs*, section 3450, establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. The provisions relating to the definition and initial recognition of intangible assets are equivalent to the corresponding provisions of International Financial Reporting Standard IAS 38, "Intangible Assets." The new standard also provides guidance for the recognition of internally developed intangible assets, including assets developed from research and development activities, ensuring consistent treatment of all intangible assets, whether separately acquired or internally developed. The section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008 with earlier adoption encouraged. Aeroplan is currently evaluating the impact of this standard on its financial statements.

3. RELATED PARTY TRANSACTIONS

The transactions between Air Canada, other companies controlled or subject to significant influence by ACE Aviation Holdings Inc. ("ACE") and Aeroplan described below are recorded at the exchange amount.

ACE, through its rights under the terms of a Securityholders' Agreement, has the ability for as long as it owns more than 20% of Aeroplan, to nominate a majority of the Board of Directors of Aeroplan and legally control Aeroplan.

Contractual and commercial practices with Air Canada, other entities under the control of ACE and certain employees of the Fund

Air Canada and one of its subsidiaries, as a group, is one of Aeroplan's largest commercial partners. Air-travel related rewards as well as certain management and business services are provided by Air Canada to Aeroplan. Aeroplan also provides Air Canada with certain services related to tier management, member redemption and marketing activities.

The related party transactions resulting from the application of the commercial and contractual practices described above and certain employees of the Fund were as follows:

December 31,		2007
Balance Sheet		
LMG employee loans receivable, non-interest bearing, due December 20, 2008	$	6,572
Accounts payable and accrued liabilities		15,696

The following table summarizes the related party transactions resulting from the application of the commercial and contractual practices included in the statement of operations:

March 14, 2007 to December 31,		2007
Statement of Operations		
Revenue from tier management, contact centre management and marketing fees	$	6,410
Cost of rewards		365,478
Selling, general and administrative expenses		56,404

The following table represents Gross Billings charged to Air Canada and one of its subsidiary for Aeroplan Miles issued to members under the Aeroplan program compared to total Gross Billings charged to all Accumulation Partners (including Air Canada and its affiliates):

	Gross Billings to Air Canada and a subsidiary	Gross Billings
March 14, 2007 to December 31, 2007	$ 193,561	$ 769,783

Cash Management

Air Canada collects credit card payments on Aeroplan's behalf. These transactions, which amounted to $44.7 million for the period from March 14, 2007 to December 31, 2007, are settled through the inter-company accounts.

In addition, Air Canada acts as a clearing house for substantially all Gross Billings and reward purchasing transactions between Aeroplan and airlines other than Air Canada. Air Canada collects and pays the accounts receivable and accounts payable on Aeroplan's behalf. Net purchase amounts resulting from these transactions, which totaled $13.1 million for the period from March 14, 2007 to December 31, 2007, are settled through the inter-company accounts.

Commercial and other agreements

Aeroplan has entered into various agreements with Air Canada governing the commercial relationship between Aeroplan and Air Canada. Related company transactions resulting from these agreements are measured at the exchange amount, being the amount agreed to between the parties. The aggregate effect of these transactions is disclosed in the tables above.

The following is a summary of the relevant financial terms related to these agreements.

Commercial Participation and Services Agreement ("CPSA")

This agreement, which was amended on October 13, 2006 and expires on June 29, 2020, covers the terms and conditions of the purchase of air travel rewards by Aeroplan from Air Canada and its affiliates, the purchase of Aeroplan Miles under the Aeroplan program by Air Canada and its affiliates for issuance to members and the management of the tier membership program for certain Air Canada customers. Pursuant to the CPSA, Aeroplan is required to purchase annually a minimum number of reward travel seats on Air Canada and its affiliates, which number is based on a function of the number of seats utilized in the three preceding calendar years. Based on the three years ended December 31, 2007, the Partnership is required to purchase reward travel seats with an exchange amount of approximately $396.9 million each year. While Air Canada can change the number of per flight Aeroplan Miles under the Aeroplan program awarded to members without Aeroplan's consent, Air Canada is required to purchase, on an annual basis, a pre-established number of Aeroplan Miles under the Aeroplan program at a specified rate. Aeroplan is required to perform certain marketing and promotion services for Air Canada including contact centre services for the management of the frequent flyer tier membership program for a fee based on actual costs, on a fully allocated basis, plus an administrative fee. Aeroplan's ability to respond to members' requests for future rewards will depend on Air Canada's ability to provide the requested number of seats.

Revenue earned and expenses incurred under this agreement are included in "Tier management, contact centre management and marketing fees" and "Cost of rewards", respectively in the tables above.

Aeroplan has also agreed to indemnify Air Canada, its affiliates and representatives from any claims arising out of any changes made at any time by Aeroplan to the Aeroplan program to the extent such changes are implemented to address fluctuations in breakage related to the liability attached to miles issued prior to January 1, 2002.

Master Services Agreement ("MSA")

Under this agreement, which expires concurrently with the CPSA on June 29, 2020, Air Canada has agreed to provide certain administrative services to Aeroplan in return for a fee. The fees paid under this agreement, which are included in selling, general and administrative expenses in the table above, amounted to $12.9 million for the period from March 14, 2007 to December 31, 2007.

The agreement may be terminated by Aeroplan with six months prior written notice and by Air Canada with eighteen months prior written notice. The agreement terminates automatically if the CPSA is terminated.

General Services Agreement ("GSA")

This agreement, which may be terminated by either party with six months prior written notice, provides Aeroplan with the services of certain unionized employees of Air Canada. Aeroplan is required to reimburse Air Canada for all salary and benefit costs incurred in connection with the assigned employees, including annual special payments detailed below to compensate Air Canada for the share of the unfunded pension deficiencies related to the assigned employees described in note 11.

The fees paid under this agreement, which are included in selling, general and administrative expenses in the table above, amounted to $42.6 for the period from March 14, 2007 to December 31, 2007.

Leases

Aeroplan is party to a real estate lease with Air Canada for its Vancouver premises. The lease is for a five-year term at commercial rates, commencing January 1, 2004, with certain renewal and expansion rights (note 19).

4. ACQUISITION OF LMG

On December 20, 2007, Aeroplan acquired all of the outstanding shares of LMG for a total consideration of £355.1 million ($715.4 million), including acquisition related costs of £8.1 million ($16.0 million). In addition, an amount of £27.1 million ($53.7 million) has been placed in escrow as contingent consideration, pending the outcome of LMG's outstanding Value Added Tax ("VAT") litigation (note 15).

The acquisition of LMG was financed through excess cash on hand, funds from the Aeroplan Miles redemption reserve (the "Reserve"), and drawings under the existing and new bridge credit facilities, the issuance of 288,937 units, with a market value of $6.4 million, and notes payable to certain shareholders, in the amount of £8.7 million ($17.4 million), bearing interest at 4.7% per annum, and maturing no earlier than six months from the date of issuance, included in accounts payable and accrued liabilities.

LMG is a leading loyalty marketing and customer-driven insight and analysis company that owns and operates the Nectar program in the United Kingdom, and owns the worldwide rights to the Air Miles trademark.

In connection with the acquisition, Aeroplan purchased derivative instruments consisting of forward contracts and a currency swap. The forward contracts, in the aggregate amount of £123.4 million at an average exchange rate of 2.073, entered into on various dates, ranging from December 13 to December 17, 2007 and maturing on December 19, 2007, were designated as an accounting hedge with any changes in fair value reflected in the carrying value of the investment. The currency swap is for a 5 year term to December 19, 2012, swapping floating interest on £240.0 million at the 3-month sterling LIBOR rate, for floating interest on $500.0 million at the 3-month CDOR rate. The currency swap does not meet the criteria for hedge accounting treatment, and accordingly, changes in the fair value of the currency swap are recognized in non-operating income. At December 31, 2007, the currency swap had a fair value of $21.7 million.

Given the timing of the acquisition of LMG, a preliminary estimate of the purchase price allocation has been performed and, as permitted by Canadian accounting standards, the final valuation will be completed during 2008. Due to the fact that the purchase price allocation has not been finalized, the fair value of assets acquired and liabilities assumed could differ materially from the amounts presented in the consolidated financial statements.

Aeroplan has accounted for the acquisition under the purchase method of accounting on December 20, 2007, as follows:

			Estimated useful life
Purchase price			
Cash	£ 335,159	$ 675,671	
Fund units issued	3,194	6,400	
Notes payable	8,668	17,369	
Transaction costs	8,069	16,000	
	355,090	715,440	
Net identifiable assets acquired:[(c)]			
Current assets and liabilities			
Cash and cash equivalents		130,442	
Short-term investments		49,560	
Accounts receivable		134,790	
Accounts payable and accrued liabilities		(214,261)	
Income taxes payable		(3,857)	
Deferred revenue		(252,529)	
Note receivable		61,021	
Property and equipment		625	
Investment in RMMEL		5,441	
Intangible assets			
Finite life			
Accumulation partners' contracts		162,003	5 to 25 years
Software and technology		42,638	3 to 5 years
Indefinite life			
Trade names		161,093	Indefinite
Goodwill[(b)]		477,798	Indefinite
Future income taxes		(39,324)	
		715,440	

(a) Cash deposited in escrow, in the amount of $53.7 million (£27.1 million), represents contingent consideration. In the event that the VAT litigation is decided in favour of LMG, this contingent consideration will be distributed to the former shareholders with a corresponding amount recorded as an increase to goodwill (note 15).

(b) Goodwill arising from the acquisition is not tax deductible.

(c) Differences in the amounts shown above and amounts included in the statement of financial position arise from the fluctuation in rates of exchange between the date of acquisition and December 31, 2007.

5. INVESTMENT IN AEROPLAN LIMITED PARTNERSHIP & AEROPLAN HOLDING GP INC.

On January 1, 2006, Aeroplan owned 28,750,000 limited partnership units or 14.4% of the Partnership at a net cost of $285.3 million. ACE held 171,250,000 units or 85.6% of the Partnership.

On March 3, 2006 and March 31, 2006, ACE exchanged 20,204,165 and 500,000 Partnership units for Aeroplan units pursuant to the investors' liquidity agreement (the "Investors' Liquidity Agreement") dated June 29, 2005. The 20,204,165 Aeroplan units were then distributed to ACE's shareholders and the 500,000 Aeroplan units were contributed to a trust in order to fund grants to employees under Aeroplan's Initial Long-term Incentive Plan. On December 28, 2006, ACE exchanged 50,000,000 Partnership units for Aeroplan units which were distributed to ACE's shareholders of record on January 10, 2007. As a result of these transactions, as at December 31, 2006, ACE held 100,545,835 Partnership units representing 50.3% of the issued and outstanding partnership units, and Aeroplan held 99,454,165 Partnership units representing 49.7% of the issued and outstanding Partnership units.

On January 10, 2007 and March 14, 2007, ACE exchanged 60,000,000 and 40,545,835 respectively, Partnership units for Aeroplan units pursuant to the Investors' Liquidity Agreement. As a result of these transactions, as of March 14, 2007, Aeroplan held 200,000,000 limited partnership units or 100% of the issued and outstanding Partnership units.

From January 1, 2006 up to March 3, 2006 Aeroplan's investment in the Partnership was recorded at cost. From March 3, 2006 up to and including March 13, 2007, Aeroplan accounted for its investment in the Partnership under the equity method and recorded its proportionate share of the Partnership's net earnings, calculated on the same basis as if they had been consolidated, taking into account the increases in ownership as step acquisitions under the purchase method of accounting for investments from the date on which they occurred. Under the equity method, distributions declared and paid by the Partnership reduced the carrying value of the investment.

As a result of the March 14, 2007 exchange transaction, the Partnership is consolidated, as a variable interest entity, in the accounts of Aeroplan and accordingly, as of March 14, 2007, consistent with becoming the primary beneficiary of the Partnership, Aeroplan changed its basis of accounting for its investment in the Partnership from the equity method to consolidation.

For each of the acquisition dates, an independent valuation of the identifiable assets of the Partnership was obtained. The fair value of the identifiable assets and their estimated useful life is detailed as follows:

(in millions)	Aeroplan's proportionate share						Estimated useful life (years)
	June 30, 2005 14.4%	Mar. 3, 2006 10.3%	Dec 28, 2006 25.0%	Jan 10, 2007 30.0%	Mar 14, 2007 20.3%	**Total** **100.0%**	
Price per Unit	$ 10.00	$ 12.40	$ 17.00	$ 17.97	$ 19.40		
Fair value of acquired interest in the Partnership	288.0	256.9	850.0	1,078.2	786.6	**3,259.7**	
Net book value of acquired interest in the Partnership	(140.7)	(102.2)	(250.0)	(300.0)	(200.5)	**(993.3)**	
Purchase price discrepancy, allocated as follows:	428.7	359.1	1,100.0	1,378.2	987.0	**4,253.1**	
Intangible Assets							
Finite life							
Accumulation Partners' contracts	175.7	125.7	400.0	480.0	326.4	**1,507.7**	15 and 25
Software and Technology	5.6	4.0	10.0	12.0	8.1	**39.7**	5
	181.3	129.7	410.0	492.0	334.5	**1,547.5**	
Indefinite life							
Trade name	37.4	26.8	70.0	84.0	56.8	**275.0**	Indefinite
Goodwill	210.0	202.7	620.0	802.2	595.8	**2,430.6**	Indefinite
	247.4	229.4	690.0	886.2	652.5	**2,705.6**	
	428.7	359.1	1,100.0	1,378.2	987.0	**4,253.1**	

Aeroplan's proportionate share of the Partnership's net earnings from January 1, 2007 to March 13, 2007 of $19.2 million includes an amortization charge of $11.2 million for finite life intangibles (Accumulation Partners' contracts and software and technology). By comparison, Aeroplan's proportionate share of the Partnership's net earnings from March 3, 2006 to December 31, 2006 of $17.8 million included an amortization charge of $11.9 million for finite life intangibles (Accumulation Partners' contracts and software and technology).

The following table details the carrying value of the investment:

(in millions, except for unit amounts)	March 13, 2007[1]	December 31, 2006
28,750,000 units of the Partnership acquired on June 29, 2005, net of issue costs of $2.25 million	**$ 285.3**	$ 285.3
20,204,165 units exchanged by ACE on March 3, 2006	**250.5**	250.5
500,000 units exchanged by ACE and contributed to Aeroplan's Initial Long-term Incentive Plan on March 30, 2006	**6.4**	6.4
50,000,000 units exchanged by ACE on December 28, 2006	**850.0**	850.0
60,000,000 units exchanged by ACE on January 10, 2007	**1,078.2**	-
40,545,835 units exchanged by ACE on March 14, 2007	**786.6**	-
Proportionate share of the Partnership's net earnings since March 3, 2006	**37.0**	17.8
Priority distributions received	**(0.5)**	(0.5)
Distributions declared by the Partnership since March 3, 2006	**(56.2)**	(33.9)
	3,237.3	1,375.6

(1) Immediately prior to consolidation

6. INVESTMENT IN RMMEL

The investment in RMMEL represents Aeroplan's 20% interest in Rewards Management Middle East Free Zone LLC, a loyalty management company that operates the Air Miles programs in the United Arab Emirates, Qatar, and Bahrain. Aeroplan accounts for its investment in this company subject to significant influence under the equity method of accounting (note 21).

7. NOTE RECEIVABLE

This non-interest bearing loan, in the principal amount of £40.0 million, which has been discounted using an effective interest rate of 6%, is due from a major accumulation partner and is repayable on July 1, 2012.

8. MAJOR ACCUMULATION PARTNERS

Air Canada and a subsidiary and two other major Accumulation Partners account for a significant percentage of Gross Billings. Since Aeroplan's revenues are recognized based on redemptions by members as opposed to the issuance of Aeroplan Miles to members by the Accumulation Partners, the information on major customers is based on the Gross Billings of Aeroplan Miles issued through each Accumulation Partner to Aeroplan members. Gross Billings for each Accumulation Partner represent the contracted amounts received or receivable from Accumulation Partners during each period. Air Canada and its affiliates and the other Accumulation Partners accounted for significant issuance of Aeroplan Miles as follows:

	Air Canada and a subsidiary %	Accumulation Partner A %	Accumulation Partner B %
March 14, 2007 to December 31, 2007	25	52	12

In addition, LMG's major Accumulation Partner is a leading grocery chain. Due to the different nature of the businesses carried on by Aeroplan's Accumulation Partners and the relative size of the major Accumulation Partners, with the exception of the Major Accumulation Partners identified above, management considers any other concentration of credit risk not to be significant.

9. ACCUMULATION PARTNERS' CONTRACTS, PROPERTY AND EQUIPMENT AND SOFTWARE AND TECHNOLOGY

December 31, 2007	Cost	Accumulated depreciation and amortization	Net
Accumulation Partners' contracts	$ 1,646,953	$ 51,743	$ 1,595,210
Property and equipment			
Furniture, fixtures and computer hardware	771	160	611
Leasehold improvements	1,408	311	1,097
	2,179	471	1,708
Software and technology			
Software and technology	117,285	15,525	101,760
Software under development	18,403	-	18,403
	135,688	15,525	120,163

10. AEROPLAN MILES REDEMPTION RESERVE

The Partnership maintains the Aeroplan Miles redemption reserve (the "Reserve") to supplement cash flows generated from operations in order to pay for rewards during periods of unusually high redemption activity associated with Aeroplan Miles under the Aeroplan program. As at December 31, 2007, the Reserve amounted to $400.0 million and is included in cash and cash equivalents and short-term investments.

The amount of the Reserve, as well as the types of securities it may be invested in, are based on policies established by management which may be reviewed periodically.

Any deposits of funds in non-Canadian dollar denominated investments are required to be hedged. At December 31, 2007, all the investments held as part of the reserve were denominated in Canadian dollars.

11. EMPLOYEE FUTURE BENEFITS

Total employee pension and other future benefit costs, as recognized by Aeroplan under required defined contribution employee future benefit accounting practices, are as follows:

March 14, 2007 to December 31, 2007	Pension benefits	Other future benefits
Contact centre employees	$ 4,608	$ 1,021
Other Aeroplan employees	924	-
	5,532	1,021

Pursuant to the adoption of the Air Canada Pension Plan Solvency Deficiency Funding Regulations on August 9, 2004, Air Canada was required to make certain special payments related to funding deficiencies of its registered pension plans. These special payments may be made over a ten-year period and are based on certain actuarial calculations to be made on a periodic basis. Under the GSA (see note 3), Aeroplan has agreed to pay a portion of the special payments related to plans in which the assigned employees participate based on an estimate of the portion of the solvency deficiencies of Air Canada's pension plans attributable to the assigned employees at January 1, 2005. This expense, which is included in selling, general and administrative expenses, amounted to $1.6 million for the period March 14, 2007 to December 31, 2007.

Maximum payments in respect of the special payments should not exceed $16.1 million over the period from January 1, 2005 to December 31, 2013. The obligation in respect of special payments survives early termination. In the event that the all the assigned employees become Aeroplan employees, Aeroplan shall assume all liabilities with respect to the assigned employees as of the transfer date.

The following table sets out the remaining maximum payments for the corresponding period:

Year	Amount
2008	$ 1,851
2009	1,883
2010	1,883
2011	1,883
2012	1,883
Thereafter	1,883
	11,266

These commitments have not been presented in the statement of financial position as they represent contributions for future services of the respective employees.

Aeroplan has indemnified Air Canada and its directors, officers, employees and agents against potential claims and grievances arising from the assignment to Aeroplan of the employees.

12. LONG-TERM DEBT

The following is a summary of Aeroplan's authorized and outstanding credit facilities:

	Authorized	Drawn at December 31, 2007
Revolving term facility[(a)]	$ 150,000	$ **40,000**
Term facility[(b)]	300,000	**300,000**
Acquisition facility[(b)]	100,000	**100,000**
Bridge facility[(c)]	300,000	**300,000**
Prepaid interest[(d)]	-	**(457)**
Unamortized financing charges[(d)]	-	**(4,857)**
Total	850,000	**734,686**

(a) The revolving term facility matures on December 19, 2010, or earlier at the option of Aeroplan, without penalty, and bears interest at rates ranging from Canadian prime rate and U.S. base rate plus 0.25% to Canadian prime rate and U.S. base rate plus 1.00% and the Bankers' Acceptance rate and LIBOR plus 1.25% to 2.00%. This facility was amended on December 19, 2007 to increase the maximum authorized borrowings under this facility from $75 million to $150 million. At December 31, 2007, borrowings under the revolving term facility were in the form of prime rate advances bearing interest at 6.75%.

Letters of credit

Aeroplan has issued irrevocable letters of credit in the aggregate amount of $480,000. This amount reduces the available credit under the revolving term facility.

(b) The term and acquisition facilities mature on December 19, 2010, or earlier at the option of Aeroplan, without penalty, and bear interest at rates ranging from Canadian prime rate and U.S. base rate plus 0.25% to Canadian prime rate and U.S. base rate plus 1.00% and the Bankers' Acceptance rate and LIBOR plus 1.25% to 2.00%.

At December 31, 2007, of borrowings under the term facility, $132.0 million were in the form of Bankers' Acceptances with a 90 day term and an effective interest rate of 5.8%. A further $168.0 million was in the form of prime rate advances bearing interest at 6.75%.

At December 31, 2007, borrowings under the acquisition facility were in the form of prime rate advances bearing interest at 6.75%.

(c) The bridge facility, which was entered into on December 19, 2007, matures on June 19, 2009, or earlier at the option of Aeroplan, without penalty, and bears interest at rates ranging from Canadian prime rate plus 0.25% to 1.00% and the Bankers' Acceptance rate plus 1.25% to 2.00%. At December 31, 2007, borrowings under the bridge facility were in the form of prime rate advances bearing interest at 6.75%.

(d) Long term debt is presented net of prepaid interest and unamortized financing charges.

Borrowings under the credit facilities are secured by substantially all the present and future assets of Aeroplan.

The continued availability of the credit facilities is subject to Aeroplan's ability to maintain certain leverage, debt service and interest coverage covenants, as well as other affirmative and negative covenants.

13. FUTURE INCOME TAXES

Under the provisions of Bill C-52, Budget Implementation Act, 2007, which received Royal Assent on June 22, 2007, Aeroplan, as a publicly traded income trust, is considered a specified investment flow-through ("SIFT") and will become subject to tax commencing January 1, 2011. Prior to 2011, Aeroplan continues to qualify for special income tax treatment that permits a tax deduction by Aeroplan for distributions paid to its unitholders. For accounting purposes, Aeroplan has computed future income tax based on temporary differences expected to reverse after 2010 at the substantively enacted tax rate expected to apply for such periods. For periods prior to January 1, 2011, Aeroplan has not recognized any current income taxes or future income tax assets or liabilities on temporary differences expected to reverse prior to 2011 as the trust is committed to distribute to its unitholders all or virtually all of its taxable income that would otherwise be taxable in Aeroplan and Aeroplan intends to continue to meet the requirements of the Tax Act applicable to Aeroplan. Initially, the legislation imposed an income tax rate of 31.5% on Canadian public income trusts. The income tax rate was subsequently lowered in December 2007 to 29.5% for 2011 and 28% for 2012 and subsequent years.

The future income tax provision reflects the impact of the new legislation and the tax rate changes and accounts for the entire difference between the amount of the future income tax provision and the statutory income tax dollar amount of $nil.

The tax effects of temporary differences that give rise to significant portions of the future income tax assets and future income tax liabilities at December 31, 2007, that are expected to reverse after 2010, are presented below:

Aeroplan's provision for income taxes is made up as follows:

March 14, 2007 to December 31, *(in thousands)*	2007
Current tax expense based on combined Federal and provincial income tax rates	$ -
Future income tax expense	143,000
	143,000
Future income tax expense includes:	
Future income tax recovery, exclusive of the effects of other components below	(6,000)
Future income taxes related to the substantive enactment of Bill C-52	167,000
Future income taxes related to the change in the taxation rate	(18,000)
	143,000

Future income taxes consist of the following future income tax assets (liabilities) relating to temporary differences for:

December 31,	2007
	Restated (note 22)
Current assets	
Deferred revenue	$ 27,422
Note receivable	4,833
Other	3,107
	35,362
Long-term liabilities	
Accumulation Partners' contracts and trade name	(374,880)
Eligible capital expenditures	170,709
	(204,171)
Software and technology	(14,263)
Deferred financing costs	434
	(218,000)

Future income taxes include income taxes arising on the temporary differences between the accounting and tax bases of LMG's assets and liabilities resulting from the acquisition.

14. DEFERRED REVENUE

A reconciliation of deferred revenue, including deferred breakage, is as follows:

December 31,	2007
Opening balance as at March 14, 2007	$1,466,012
Aeroplan Miles issued under the Aeroplan program - Gross billings	769,783
Deferred revenue assumed on acquisition of LMG	250,301
Revenue recognized for Aeroplan Miles redeemed and breakage	(665,816)
Ending balance	1,820,280
Represented by:	
Current portion[(a)]	1,193,669
Long-term	626,611

(a) The current portion is management's best estimate of the amount to be realized in the next twelve months, based on historical trends.

15. CONTINGENT LIABILITIES

Air Canada Miles issued prior to January 1, 2002

In accordance with the CPSA, as amended, Air Canada is responsible for the cost of the redemption for air rewards of up to a maximum of 112.4 billion Air Canada Miles accumulated by members prior to January 1, 2002. As of December 31, 2007, 105.1 billion of those Air Canada Miles had been redeemed.

In the unlikely event that Air Canada is unable to meet its obligation, Aeroplan may be required to honor Air Canada's redemption obligation. Based on Aeroplan's current average redemption cost per mile, as calculated on the basis of the current average redemption cost, calculated as a function of actual prices with Redemption Partners, including Air Canada, and the experienced mix of the various types of rewards that members have selected, based on past experience, such obligation would amount to approximately $67.0 million at December 31, 2007.

Also under the CPSA, Aeroplan is responsible for any redemptions for air rewards of Air Canada Miles issued prior to January 1, 2002, in excess of the 112.4 billion Air Canada Miles. While on the basis of current estimates, Aeroplan does not expect such redemptions to exceed 112.4 billion Air Canada Miles, the maximum potential redemption cost of meeting this obligation if all 15.3 billion estimated broken but unexpired Air Canada Miles were to be redeemed, amounts to $139.6 million at December 31, 2007.

As a result, the total maximum potential redemption cost to Aeroplan for the total outstanding and unbroken Air Canada Miles issued prior to January 1, 2002 is estimated to be $206.6 million at December 31, 2007.

Management estimates that a 1% decrease in breakage related to the Air Canada Miles issued before January 1, 2002, would have an impact on cost of rewards and net earnings of approximately $23.6 million for the period in which the change occurred.

Aeroplan Miles issued after January 1, 2002

In addition, Aeroplan may be required to provide rewards to members for unexpired Aeroplan Miles accounted for as breakage on the Aeroplan Miles issued after December 31, 2001 for which the breakage revenue has been recognized or deferred and for which no liability has been recorded. The maximum potential redemption cost for such Aeroplan Miles is estimated to be $747.5 million at December 31, 2007. The potential redemption costs noted above have been calculated on the basis of the current average redemption cost calculated as a function of actual prices with Redemption Partners, including Air Canada, and the experienced mix of the various types of rewards that members have selected, based on past experience.

Management estimates that a 1% change in breakage related to the Aeroplan Miles issued after January 1, 2002 under the Aeroplan program, would have a total impact on revenue and net earnings of $32.7 million for the period in which the change occurred, with $24.5 million relating to prior years and $8.2 million relating to the current year.

VAT Appeal

LMG has been in litigation with Her Majesty's Revenue & Customs ("HMRC") since 2003 relating to the VAT treatment of the Nectar Program as it applies to the deductibility of input tax credits in the remittance of VAT owed, and has paid an assessed amount of £13.8 million ($27.1 million).

LMG appealed to the VAT and Duties Tribunal and was successful. HMRC then appealed to the High Court which found in favour of HMRC. LMG, in turn, appealed to the Court of Appeal, who issued a judgement in favour of LMG on October 5,

2007 requiring the refund of the assessed amount and confirming LMG's eligibility to deduct input tax credits in the future. As a result of this event, an amount receivable of £13.8 million ($27.1 million) has been recorded (note 15).

HMRC has sought leave to appeal the Court of Appeal's decision to the House of Lords. At this time, it is not yet known whether leave will be granted by the House of Lords and whether LMG will have to repay amounts awarded under the October 5, 2007 judgement.

At this time, the outcome of this contingency is not determinable and no provision for a liability has been included in these financial statements.

Other

From time to time, Aeroplan becomes involved in various claims and litigation as part of its business. While the final outcome thereof cannot be predicted, based on the information currently available, management believes the resolution of current pending claims and litigation will not have a material impact on Aeroplan's financial position and results of operations.

Aeroplan has agreed to indemnify its Trustees, directors, and officers, to the extent permitted under corporate law, against costs and damages incurred by the Trustees, directors, and officers as a result of lawsuits or any other judicial, administrative or investigative proceeding in which the Trustees, directors, and officers are sued as a result of their services. Aeroplan's Trustees, directors, and officers are covered by Trustees', directors', and officers' liability insurance. No amount has been recorded in these financial statements with respect to the indemnification agreements.

16. DISTRIBUTIONS

Distributions declared to the unitholders of record on the last business day of the month during the years ended December 31, 2007 and 2006 amounted to approximately $162.3 million and $37.3 million respectively, as follows:

Record date	2007		2006	
	Amount	**Amount per Aeroplan Unit**	Amount	Amount per Aeroplan Unit
January	**$ 11,161,792**	**$ 0.0700**	$ 1,676,125	$ 0.0583
February	**11,161,792**	**0.0700**	1,676,125	0.0583
March	**14,000,000**	**0.0700**	2,883,178	0.0583
April	**14,000,000**	**0.0700**	2,883,178	0.0583
May	**13,999,994**	**0.0700**	2,883,178	0.0583
June	**13,999,994**	**0.0700**	2,883,178	0.0583
July	**13,999,992**	**0.0700**	3,090,885	0.0625
August	**13,999,992**	**0.0700**	3,090,885	0.0625
September	**13,999,990**	**0.0700**	3,090,885	0.0625
October	**13,999,990**	**0.0700**	3,090,885	0.0625
November	**13,999,990**	**0.0700**	3,090,885	0.0625
December	**13,997,815**	**0.0700**	6,961,792	0.0700
	162,321,341	**0.8400**	37,301,179	0.7323

17. UNITS

Aeroplan may issue an unlimited number of units ("Aeroplan Units") for the consideration of, and on the terms and conditions determined by, the Trustees. Each Aeroplan Unit is transferable and represents an equal undivided beneficial interest in any distribution from Aeroplan. All Aeroplan Units are of the same class and have equal rights and privileges.

The issued and outstanding Aeroplan Units are summarized as follows:

December 31,	2007		2006	
Description	**Number of units**	**$**	Number of units	$
Issued June 2005 for $10 each, net of issue costs of $2,250,000	**28,750,000**	**285,250,000**	28,750,000	285,250,000
Issued on March 3, 2006 for $12.40 each	**20,204,165**	**250,531,646**	20,204,165	250,531,646
Issued on March 31, 2006 for $12.90 each	**500,000**	**6,450,000**	500,000	6,450,000
Issued on December 28, 2006 for $17.00 each	**50,000,000**	**850,000,000**	50,000,000	850,000,000
Issued on January 10, 2007 for $17.97 each	**60,000,000**	**1,078,200,000**	-	-
Issued on March 14, 2007 for $19.40 each	**40,545,835**	**786,589,199**	-	-
Sub-total	**200,000,000**	**3,257,020,845**	99,454,165	1,392,231,646
Redemption of Units tendered	**(146)**	**(2,679)**	-	-
Repurchased and cancelled	**(320,000)**	**(5,211,233)**	-	-
Issued on December 20, 2007 for $22.15 (note 4)	**288,937**	**6,400,000**	-	-
	199,968,791	**3,258,206,933**	99,454,165	1,392,231,646
Aeroplan Units held to fund stock-based compensation plans (note 18)	**(560,739)**	**(10,132,320)**	-	-
Total - end of year	**199,408,052**	**3,248,074,613**	99,454,165	1,392,231,646

In connection with the initial public offering and the over-allotment option, Aeroplan acquired 25,000,000 Aeroplan Units on June 29, 2005 and 3,750,000 Aeroplan Units on June 30, 2005 for $10 each. As a result, at June 30, 2005, the total number of Aeroplan Units issued was 28,750,000 for total consideration of $285.3 million, net of $2.25 million representing Aeroplan's proportionate share of the $18.0 million of offering costs paid by the Partnership.

Under the terms of the Investors' Liquidity Agreement dated June 29, 2005, the non-subordinated units held by ACE in the Partnership were exchangeable for Aeroplan Units on a one-to-one basis. The subordinated units of the Partnership held by ACE became exchangeable after December 31, 2006. Aeroplan had reserved 171,250,000 Aeroplan Units for the exercise of the exchange right. The exchange right expired after all the Partnership Units held by ACE were exchanged.

During the year ended December 31, 2006, ACE exercised its exchange right in connection with the transactions described in note 5, and Aeroplan issued 20,204,165 Aeroplan Units at $12.40 each (representing the closing price on March 3), 500,000 Aeroplan Units at $12.90 each (representing the closing price on March 31) and 50,000,000 Aeroplan Units at $17.00 each (representing the closing price on December 28), for a total number of Aeroplan Units issued and outstanding at December 31, 2006 of 99,454,165 for total consideration of $1,392.2 million. At December 31, 2006, 100,545,835 Aeroplan Units remained available for future exchanges.

On January 10, 2007 and March 14, 2007, ACE exercised its exchange right in connection with the transactions described in note 5, and Aeroplan issued 60,000,000 Aeroplan Units at $17.97 each (representing the closing price on January 10), and 40,545,835 Aeroplan Units at $19.40 each (representing the closing price on March 14) respectively, for a cumulative total number of 200,000,000 Aeroplan Units issued for a total consideration of $3,257.0 million. Effective with the March 14, 2007 exchange transaction, all of the Partnership units held by ACE have been exchanged.

Aeroplan Units are redeemable at any time on demand by the unitholder. The redemption price per Aeroplan Unit is equal to the lesser of 90% of the market price on the date of surrender of the unit for redemption and 100% of the closing market price on the redemption date. The total amount payable in respect of Aeroplan Units tendered for redemption in the same calendar month shall not exceed $50,000. During the year, Aeroplan redeemed 146 Aeroplan units for a total cash consideration of $2,679, respectively.

Pursuant to a normal course issuer bid dated December 11, 2007, Aeroplan announced its intention to repurchase for cancellation, no later than February 29, 2008, up to 500,000 of its outstanding units. At December 31, 2007, 320,000 units were repurchased and cancelled for a total cash consideration of $7.2 million. The excess of the consideration paid over the paid-in value amounted to $2.0 million and was charged to accumulated earnings.

On December 20, 2007, in connection with the acquisition of LMG (note 4), and as partial consideration to certain management shareholders of LMG, the Fund issued 288,937 units with a total value of $6.4 million.

18. STOCK-BASED COMPENSATION PLANS

The details of Aeroplan Units held under stock-based compensation plans described in note 2 are as follows:

December 31, 2007	Initial LTIP	On-going LTIP	Omnibus plan
Number of Aeroplan Units outstanding - beginning of year	567,842	85,894	65,500
Number of Aeroplan Units granted during the year	-	79,694	182,000
	567,842	165,588	247,500
Number of Aeroplan Units forfeited	(102,476)	(12,671)	(28,778)
	465,366	152,917	218,722
Number of Aeroplan Units vested	(264,120)	(5,924)	(6,222)
Number of Aeroplan Units outstanding - end of year	201,246	146,993	212,500
Weighted average remaining life (years)	0.50	1.45	2.62
Cost of Aeroplan Units purchased during the period ($)[a]	-	1,529	3,534
Weighted average fair value per Aeroplan Unit on date of grant ($)	12.90	17.36	21.31

(a) The cost of Aeroplan Units purchased under these plans is not materially different from their fair value at the date they were granted.

The Fund has committed to annual grants of units under the Omnibus plan as follows:

Years	Units
2008-2011	80,000
2012-2014	30,000
2015	10,000
Total Units to be granted	120,000

Pursuant to the terms of the On-going and Omnibus plans, Aeroplan Units are purchased on the open market of the Toronto Stock Exchange and are held by a trustee for the benefit of the eligible employees until their vesting. Unvested units of the Initial LTIP, which were contributed by ACE, are also held in escrow.

19. COMMITMENTS

The minimum lease payments owed to Air Canada (described in note 3) and other parties related to the facilities leases are as follows:

Year ending December 31,		
2008	$	4,101
2009		2,454
2010		2,512
2011		2,512
2012		2,512
Thereafter		6,772
		20,863

Under the terms of certain contractual obligations with a major Accumulation Partner, Aeroplan is required to maintain certain minimum working capital amounts in accordance with pre-established formulae. As December 31, 2007, Aeroplan complied with all such covenants.

20. FINANCIAL INSTRUMENTS

Fair value

The fair value of the financial instrument is the amount of consideration that would be agreed upon in an arm's length transaction between willing parties. Aeroplan uses the following methods and assumptions to estimate fair value of each class of financial instruments for which carrying amounts are included in the consolidated statement of financial position as follows:

Held to maturity

Cash and cash equivalents and short-term investments held in the Aeroplan Miles redemption reserve - The carrying amounts, included in the consolidated statement of financial position, approximate fair value as a result of the short-term maturity of the underlying instruments. Cash and cash equivalents and short-term investments are presented with accrued interest thereon.

Held for trading

Other cash and cash equivalents and short-term investments - The carrying amounts, included in the consolidated statement of financial position, approximate fair value, which is estimated to approximate amortized cost.

Loans and receivables

Accounts receivable - The carrying amount included in the consolidated statement of financial position approximates fair value because of the short-term maturity of these instruments.

Note receivable - The carrying amount included in the consolidated statement of financial position approximates fair value, as determined by applying risk adjusted market rates.

Financial liabilities

Accounts payable and accrued liabilities and distributions payable - The carrying amounts, included in the consolidated statement of financial position, approximate fair value because of the short-term maturity of these instruments.

Long-term debt - The fair value of the borrowings under the term facilities of approximately $739.5 million is estimated as carrying value adjusted for deferred financing costs, since they bear interest at floating rates, and are typically drawn in the form of Bankers' Acceptances with a short-term maturity.

Derivatives

Currency swap - The carrying amount of the currency swap approximates its fair value, estimated on the amounts at which it could be settled, based on current market rates.

Credit risk

In accordance with its investment policy, Aeroplan invests the Reserve and excess cash, included in short-term investments and cash and cash equivalents in commercial paper or corporate bonds with a minimum rating of R-1 (high) or AA (low) and term deposits, subject to certain thresholds to reduce undue exposure to any one issuer.

Interest rate exposure

Aeroplan is exposed to fluctuations in interest rates under the terms of the outstanding credit facilities which bear interest at variable rates and have been borrowed in the form of prime rate advances and Bankers' Acceptances.

Aeroplan invests the Reserve and excess cash on hand in instruments with similar terms to maturity as the underlying Bankers' Acceptances related to the credit facilities with an objective to mitigate the interest rate exposure.

21. SUBSEQUENT EVENTS

Subsequent to year end, on January 17, 2008, Aeroplan acquired an additional 40% participation in RMMEL for a total cash consideration of AED 40 million ($11.2 million). As a result of this transaction, Aeroplan holds 60% of RMMEL and will consolidate the accounts from that date.

On January 18, 2008, LMG received £13.8 million ($27.1 million) under the VAT appeal described in note 15.

22. RESTATEMENT OF FINANCIAL STATEMENTS

Subsequent to the issuance of the Fund's financial statements on March 3, 2008, management determined that the line item "Acquisition of LMG, net of cash acquired" included in the statement of cash flows for the year ended December 31, 2007, was overstated by $22,000 with a corresponding overstatement of "Cash flows used in investing activities". This resulted in a corresponding understatement of the cash flows used in "Changes in non-cash working capital items and deferred revenue - third party accounts payable and accrued liabilities" and an overstatement of "Cash flows from operations" by the same amount. In addition, the line item "Distributions received from the Partnership", included under "Cash flows from investing activities" has been reclassified as "Cash flows from operating activities" for both 2007 and 2006.

The effect of the above restatement is summarized as follows:

	As previously reported	Adjustment	As restated
Consolidated Statement of Cash Flows - 2007			
Operating activities			
Third party accounts payable and accrued liabilities	$ (865)	$ (22,000)	$ (22,865)
Distributions received from the Partnership	-	22,324	22,324
Cash flows from operating activities	252,093	324	252,417
Investing activities			
Acquisition of LMG, net of cash acquired	(567,775)	22,000	(545,775)
Distributions received from the Partnership	22,324	(22,324)	-
Cash flows from investing activities	(64,475)	(324)	(64,779)
Consolidated Statement of Cash Flows - 2006			
Operating activities			
Distributions received from the Partnership	-	32,511	32,511
Cash flows from operating activities	(467)	32,511	32,044
Investing activities			
Distributions received from the Partnership	32,511	(32,511)	-
Cash flows from investing activities	32,511	(32,511)	-

Furthermore, the total on the statement of comprehensive income and the future income tax asset detailed in note 13 have also been amended to correct clerical errors.

Aeroplan LP Unaudited Supplementary Information 07

Limited Partnership Non-consolidated Statements of Operations

For the years ended December 31 *(in thousands of dollars, except unit and per unit amounts)*	2007	2006
Operating Revenue		
Aeroplan Miles revenue		
Aeroplan Miles redeemed	$ 708,988	$ 584,188
Breakage	139,677	125,081
	848,665	709,269
Tier management, contact centre management and marketing fees from Air Canada	9,371	10,121
Other revenue	48,379	49,997
	906,415	769,387
Cost of rewards	540,061	465,254
Gross margin	366,354	304,133
Operating Expenses		
Selling, general and administrative	164,841	149,406
Depreciation and amortization	11,804	14,260
	176,645	163,666
Operating Income	189,709	140,467
Interest on long-term debt	(20,760)	(15,075)
Interest income	28,653	20,016
Amortization of deferred financing charges	-	(1,879)
Net earnings for the year	$ 197,602	$ 143,529
Weighted average number of Units	199,506,085	199,707,713
Earnings per unit		
Basic and fully diluted	$ 0.9905	$ 0.7187

Limited Partnership Schedule A - Deferred Revenue

December	2007			2006		
(in thousands of dollars, except unit and per unit amounts)	Gross Billings	Aeroplan Miles revenue	Deferred Revenue	Gross Billings	Aeroplan Miles revenue	Deferred Revenue
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Beginning of year	**$ -**	**$ -**	**$1,466,479**	$ -	$ -	$ 1,323,897
Three months ended March 31	**227,977**	**(228,561)**	**(584)**	201,502	(183,072)	18,430
Three months ended June 30	**238,931**	**(207,086)**	**31,845**	212,376	(167,964)	44,412
Three months ended September 30	**236,877**	**(205,074)**	**31,803**	211,245	(164,678)	46,567
Three months ended December 31	**248,380**	**(207,944)**	**40,436**	226,728	(193,555)	33,173
End of year	**$ 952,165**	**$ (848,665)**	**$1,569,979**	$ 851,851	$ (709,269)	$ 1,466,479
Represented by						
Current[(a)]			**$ 943,368**			$ 798,558
Long-term			**626,611**			667,921
			$1,569,979			$ 1,466,479

(a) The current portion is management's best estimate of the amount to be realized in the following year, based on historical trends.

This schedule is presented to provide additional information on the changes in deferred revenue.

Corporate Information

TRUSTEES AND BOARD OF DIRECTORS

Robert E. Brown[2]
Chairman of the Board
President & Chief Executive Officer,
CAE Inc.

Roman Doroniuk[1]
Director and Trustee
Consultant

Rupert Duchesne
Director
President and Chief Executive Officer,
Aeroplan

Joanne Ferstman[1][3]
Director and Trustee
Executive Vice President and
Chief Financial Officer,
Dundee Corporation and Dundee
Wealth Management

John Forzani[1][3]
Director and Trustee
Founder and Chairman of
The Forzani Group Ltd.

Douglas Port[2][3]
Director
Consultant

Alan Rossy[2]
Director
Executive Vice President of
Store Operations and a Partner
of Dollarama L.P.

(1) Member of the Audit, Finance and Risk Committee

(2) Member of the Governance, Nominating and Corporate Matters Committee

(3) Member of the Human Resources and Compensation Committee

EXECUTIVE TEAM

David Adams
Executive Vice President,
and Chief Financial Officer

Sylvie Bourget
Vice President, Marketing

Rupert Duchesne
President and Chief Executive Officer

Liz Graham
Chief Operations Officer

André Hébert
Vice President, Technology and
e-Business

Mark Hounsell
Vice President, General Counsel and
Corporate Secretary

Craig Landry
Vice President, Member Products
and Services

Alex Moorhead
Chief Executive Officer, LMG

Melissa Sonberg
Vice President, Corporate Services

Marc Trudeau
Vice President, Strategy and
Corporate Development

HEAD OFFICE

5100 de Maisonneuve Blvd. West
Montreal, Québec
Canada, H4A 3T2

INVESTOR RELATIONS

50 Bay Street, 8th Floor
Air Canada Centre
Toronto, Ontario
Canada, M5J 2X3
Telephone: 416-352-3728
Email: ir@aeroplan.com
Website: www.aeroplan.com

ANNUAL MEETING

The Annual Meeting of Unitholders of Aeroplan Income Fund will be held on Monday June 2, 2008* at
The TSX Gallery
The Exchange Tower
130 King Street West
Toronto, Ontario
Canada, M5X 1J2

**Please check our website for more details*

AEROPLAN CUSTOMER CONTACT CENTRE

To book Aeroplan reward travel or to request general information about the Aeroplan program, please call 1-800-361-5373 between 7 a.m. and 11 p.m.

TRANSFER AGENT

CIBC Mellon Trust Company
199 Bay Street
Commerce Court West
Securities Level
Toronto, Ontario
Canada, M5L 1G9
Telephone: 416-643-5500
1-800-387-0825
Email: inquiries@cibcmellon.com

INDEPENDENT AUDITORS

PricewaterhouseCoopers LLP

TORONTO STOCK EXCHANGE SYMBOL

AER.UN

2007 UNIT PRICE RANGE

High	Low	Close
$23.98	$16.13	$23.70

Concept & Design: Tara Pain Rowlands Design
Editorial & Project Management: Barnes McInerney
Typesetting & Prepress Production: Mary Acsai
Translation, pages 1-18: Traductions F. Orvoine Inc.
Printing: grafikom
Printed in Canada


aeroplan
www.aeroplan.com

END